                                                Filed Pursuant to Rule 424(b)(5)
                                                Registration No. 333-39144


             PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED MAY 2, 2001

                         DANIELSON HOLDING CORPORATION
                     UP TO 8,705,219 SHARES OF COMMON STOCK
                             ---------------------
    We are conducting a rights offering and issuing at no charge one non-transferable warrant ("warrant") with respect to each share of our common stock, par value $0.10 per share ("common stock"), outstanding as of the open of business on April 19, 2002 (referred to as the "trigger date"). In addition, we are issuing at no charge one warrant with respect to each share of our common stock underlying outstanding warrants to purchase our common stock (referred to as the "1999 warrants") as of the open of business on the trigger date, contingent on each holder of 1999 warrants fully exercising such 1999 warrants upon completion of the rights offering. Holders of warrants will be entitled to purchase 0.4 shares of our common stock for every warrant held at an exercise price of $5.00 per share. If other holders of warrants do not fully exercise their warrants, you may be able to purchase additional shares at the exercise price. This is your oversubscription privilege. If all the warrants are exercised in the rights offering, the total purchase price of our common stock in the rights offering will be $43,526,095.
    The warrants are exercisable beginning on the date of this prospectus supplement and will expire if they are not exercised by 5:00 p.m., New York City time, on May 20, 2002, unless extended by us from time to time in our sole discretion. Warrants that are not exercised by the expiration date of the rights offering will expire and will have no value. WARRANTHOLDERS SHOULD NOTE THAT IMMEDIATELY AVAILABLE FUNDS MUST BE RECEIVED BY THE EXPIRATION DATE FOR AN EXERCISE TO BE VALID. Although personal checks will be accepted, if they have not cleared by the expiration date the exercise will not be valid. See "The Rights Offering." Holders who exercise their warrants will not be entitled to revoke their exercise. Holders who do not exercise their warrants will relinquish any value inherent in the warrants.
    In order to avoid an "ownership change" for Federal income tax purposes, we have implemented certain escrow protection mechanics. The mechanics (the "escrow protection mechanics") are as follows: (1) by exercising warrants, each holder will represent to us that such holder will not be, after giving effect to the exercise of warrants, an owner of more than 1,350,000 shares of our common stock; (2) if such exercise would result in such holder owning, directly or indirectly (as described in this prospectus supplement), more than 1,350,000 shares of our common stock, such holder must notify American Stock Transfer & Trust Company (referred to as the "warrant agent") at the number set forth in this prospectus supplement; (3) if requested, each holder will be required to provide us with additional information regarding the amount of common stock that the holder owns, and (4) we shall have the right to instruct the warrant agent to refuse to honor such holder's exercise to the extent such exercise might, in our sole and absolute discretion, result in such holder owning 5% or more of our common stock. By exercising warrants in the rights offering, you agree that the escrow protection mechanics are valid, binding and enforceable against you. We also have the right, in our sole and absolute discretion, to limit the exercise of warrants, including instructing the warrant agent to refuse to honor any exercise of warrants, by 5% or more stockholders.
    On March 21, 2002, we entered into an agreement with SZ Investments, L.L.C. (referred to as "SZ Investments"), the holder of approximately 18.0% of our common stock on a fully diluted basis as of the trigger date, pursuant to which SZ Investments agreed, subject to certain conditions, to:
    - simultaneously with the closing of the rights offering, exercise in full its 1999 warrant dated August 12, 1999, resulting in the issuance of 1,900,437 shares of our common stock for an aggregate exercise price of $9,015,500; and
    - purchase shares of our common stock offered in the rights offering and not purchased pursuant to the basic subscription privilege or the oversubscription privilege (referred to as the "backstop"), up to a maximum total investment by SZ Investments pursuant to the backstop of $20,000,000.
    In consideration for its obligations pursuant to the backstop, SZ Investments will receive a cash fee in the amount of $1,000,000, $250,000 of which was paid upon execution of the backstop agreement and $750,000 of which became payable upon commencement of the rights offering. In addition, we have also agreed to reimburse SZ Investments for (1) their costs and expenses in connection with the backstop in an aggregate amount not to exceed $25,000 and
(2) if applicable, all costs and expenses incurred in preparation and filing of notices and filings under the Hart Scott Rodino Antitrust Improvements Act of 1976. See "Backstop Agreement."
    Our obligation to consummate the rights offering is subject to the conditions described in this prospectus supplement, including, among other conditions, the consummation of certain of a series of transactions effecting a comprehensive restructuring of American Commercial Lines LLC (referred to as "ACL") and American Commercial Lines Holdings LLC, ACL's parent holding company (referred to as "ACL Holdings") as described in this prospectus supplement.
    Our common stock is listed on the American Stock Exchange under the symbol "DHC." On March 15, 2002 (the last day on which trading prices were reported prior to the public announcement of the rights offering) and on April 18, 2002, the last reported per share sales price of our common stock was $6.20 and $8.00, respectively. We expect that shares of our common stock issued upon the exercise of the warrants will also be listed on the American Stock Exchange under the same symbol.
    EXERCISING THE WARRANTS REQUIRES AN INVESTMENT IN OUR COMMON STOCK. AN INVESTMENT IN OUR COMMON STOCK INVOLVES RISK. YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 11 OF THIS PROSPECTUS SUPPLEMENT BEFORE EXERCISING YOUR WARRANTS.
    IN ORDER TO AVOID AN "OWNERSHIP CHANGE" FOR FEDERAL INCOME TAX PURPOSES, OUR CERTIFICATE OF INCORPORATION PROHIBITS ANY PERSON FROM BECOMING A BENEFICIAL OWNER OF 5% OR MORE OF OUR OUTSTANDING COMMON STOCK, EXCEPT UNDER LIMITED CIRCUMSTANCES. CONSEQUENTLY, THERE ARE LIMITATIONS ON THE EXERCISE OF THE WARRANTS AS DESCRIBED IN THIS PROSPECTUS SUPPLEMENT.
    We reserve the right to cancel the rights offering at any time. If canceled, the exercise price will be promptly returned by mail to exercising warrantholders, without interest or deduction. If the rights offering is canceled, the warrants will not be exercisable and will have no value. In addition, if the rights offering is canceled, holders of 1999 warrants will have the exercise price applicable to such 1999 warrants returned by mail to them, without interest or deduction.
    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.
                             ---------------------
           The date of this prospectus supplement is April 19, 2002.

                             PROSPECTUS SUPPLEMENT

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Where You Can Find More Information.........................  iii
Forward-Looking Statements..................................  iii
Summary.....................................................    1
Risk Factors................................................   12
No Board Recommendation.....................................   22
Danielson Holding Corporation...............................   23
American Commercial Lines LLC...............................   23
Background..................................................   23
The Restructuring...........................................   27
Description of the Recapitalization Agreement...............   32
Description of ACL's Credit Facility Arrangements...........   35
Description of ACL's Receivables Facility Arrangements......   40
Description of ACL's New Notes..............................   41
Use of Proceeds.............................................   43
Price Range of Our Common Stock and Dividend Policy.........   44
Capitalization..............................................   45
Unaudited Pro Forma Condensed Consolidated Financial
  Information...............................................   46
  Danielson Holding Corporation and Subsidiaries Unaudited
     Pro Forma Condensed Consolidated Balance Sheet.........   47
  Danielson Holding Corporation and Subsidiaries Unaudited
     Pro Forma Condensed Consolidated Statement of
     Operations.............................................   49
  Notes to Unaudited Pro Forma Condensed Consolidated
     Financial Statements...................................   50
Selected Financial Data -- Danielson Holding Corporation....   53
Selected Financial Data -- American Commercial Lines
  Holdings LLC..............................................   54
About ACL...................................................   56
  Management's Discussion and Analysis of Financial
     Condition and Results of Operations -- ACL.............   56
  Business -- ACL...........................................   69
  Properties -- ACL.........................................   78
  Legal Proceedings -- ACL..................................   78
  Management -- ACL.........................................   79
The Rights Offering.........................................   85
Backstop Agreement..........................................   94
Principal Stockholders......................................   96
Certain United States Federal Income Tax Consequences.......   99
Experts.....................................................  101

                                   PROSPECTUS

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Risk Factors................................................    1
Danielson Holding Corporation...............................    3
Where You Can Find More Information.........................    3
Forward-Looking Statements..................................    4
Use of Proceeds.............................................    5
Price Range of Common Stock.................................    5
Description of Common Stock.................................    6
Description of Warrants.....................................    8
Plan of Distribution........................................   10
Legal Matters...............................................   10
Experts.....................................................   10

                      WHERE YOU CAN FIND MORE INFORMATION

DANIELSON HOLDING CORPORATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). You may read and copy any document we file with the Commission at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Our Commission filings are also available to the public at the Commission's web site at http://www.sec.gov.

AMERICAN COMMERCIAL LINES LLC

     ACL is also subject to the information and reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and, in accordance therewith, files periodic reports and other information with the Commission. Such reports and other information filed by ACL with the Commission can be inspected and copied at the public reference room of the Commission at the address set forth above. Copies of such material also can be obtained by mail from the public reference room of the Commission at the address set forth above, at prescribed rates. ACL's Commission filings are also available to the public at the Commission's web site set forth above.

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement and the documents incorporated by reference in this prospectus supplement contain forward-looking statements as defined in
Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Exchange Act. Any statements that express or involve discussions as to expectations, beliefs and plans involve known and unknown risks, uncertainties and other factors that may cause the actual results to materially differ from those considered by the forward-looking statements. Factors that could cause actual results to differ materially include: ACL's and our ability to successfully consummate the transactions contemplated by the recapitalization agreement, ACL's ability to fund its capital requirements in the near term and in the long term; and other factors, risks and uncertainties that are described in ACL's and our filings with the Commission. As a result, no assurances can be given as to future results, levels of activity and achievements. Any forward-looking statements speak only as of the date the statements were made. Neither we nor ACL undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, unless otherwise required by law.

                                    SUMMARY

ABOUT DANIELSON HOLDING CORPORATION

     We are a holding company incorporated in Delaware, having separate subsidiaries offering a variety of insurance products. It is our intention to grow by developing business partnerships and making strategic acquisitions. As part of our ongoing corporate strategy, we have continued to seek acquisition opportunities which will both complement our existing operations and enable us to earn an attractive return on investment.

     Our largest subsidiary is our indirect wholly-owned California insurance company, National American Insurance Company of California (together with its subsidiaries, referred to as "NAICC"). NAICC is a California corporation currently engaged in writing private passenger automobile insurance in California and commercial automobile insurance in certain western states, primarily California. Prior to the fourth quarter of 2001, NAICC had also been engaged in writing non-standard private passenger automobile insurance in certain western states outside of California, preferred private passenger automobile insurance and workers' compensation insurance. NAICC is a second tier subsidiary. Prior to 2001, NAICC's immediate parent corporation was KCP Holding Company ("KCP"), which was wholly-owned by Mission American Insurance Company ("MAIC"), which was wholly-owned by us. In April 2001, MAIC and KCP were merged into Danielson Indemnity Company ("DIND"). DIND is wholly-owned by us.

     We had cash and investments at the holding company level of $29.9 million at December 31, 2001. Our total liabilities at the same date were $6.6 million.

     We expect to report, as of the close of our 2001 tax year, aggregate consolidated net operating tax loss carryforwards ("NOLs") for Federal income tax purposes of approximately $745 million. These losses will expire over the course of the next 18 years unless utilized prior thereto. See Note 8 to our audited consolidated financial statements as of and for the fiscal year ended December 31, 2001 incorporated in this prospectus supplement and related prospectus by reference from our Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

     Our principal executive offices are located at 767 Third Avenue, New York, New York 10017, and our telephone number is (212) 888-0347.

ABOUT AMERICAN COMMERCIAL LINES LLC

     ACL is an integrated marine transportation and service company. ACL provides barge transportation and ancillary services throughout the inland United States and Gulf Intracoastal Waterway Systems, which include the Mississippi, Illinois, Tennessee and the Missouri Rivers and their tributaries and the Intracoastal canals that parallel the Gulf Coast. In addition, ACL is the leading provider of barge transportation services on the Orinoco River in Venezuela and the Parana/Paraguay River System serving Argentina, Brazil, Paraguay, Uruguay and Bolivia. ACL is a wholly owned subsidiary of its parent holding company, ACL Holdings. For additional information concerning ACL and its business, financial position and prospects, see "Selected Financial
Data -- American Commercial Lines Holdings LLC" and "About ACL."

     ACL's principal executive offices are located at 1701 East Market Street, Jeffersonville, Indiana 47130 and its telephone number is (812) 288-0100.

PROPOSED RESTRUCTURING OF AMERICAN COMMERCIAL LINES

     On March 15, 2002, we entered into a recapitalization agreement (referred to as the "recapitalization agreement"), with ACL, ACL Holdings, all the preferred unitholders of ACL Holdings, including all members of ACL management holding preferred and common units of ACL Holdings, and holders of approximately 97.5% of the existing common units of ACL Holdings, including those held by preferred unitholders and management unitholders, with respect to a comprehensive restructuring of ACL and ACL Holdings (referred to as the "restructuring"). The material elements of the restructuring will include:

     - the recapitalization of ACL Holdings pursuant to a series of transactions which will result in us owning 100% of the membership interests in ACL Holdings (referred to as the "recapitalization"), including:

      -- our, and/or one or more of our subsidiaries, exchanging $7 million in cash for all preferred units of ACL Holdings (other than preferred units held by the members of ACL management); and

      -- our, and/or one or more of our subsidiaries, contributing $25 million in cash and $58.493 million of 10 1/4% senior notes due June 30, 2008 issued by ACL (referred to as the "existing notes") and held by us and/or one or more of our subsidiaries (together with the interest obligations, if any, thereon) in exchange for newly issued common units of ACL Holdings;

     - the restructuring of ACL's outstanding debt obligations (referred to as the "debt restructuring"), pursuant to which:

      -- ACL's outstanding existing notes, other than the existing notes held by us and/or one or more of our subsidiaries, will be exchanged for (1) $120 million of new 11 1/4% senior notes due January 1, 2008 and (2) $116.507 million of new 12% pay-in-kind senior subordinated notes due July 1, 2008 (collectively referred to as the "new notes"), pursuant to an exchange offer and solicitation of releases and consents (collectively referred to as the "exchange offer") or a voluntary plan of reorganization under Chapter 11 of the United States Bankruptcy Code (referred to as the "plan");

      -- additional new notes will be issued in respect of existing notes, other than existing notes held by us and/or one or more of our subsidiaries, in an aggregate principal amount calculated based on the accrued and unpaid interest owing in respect of the existing notes through the closing of the restructuring;

      -- ACL's existing credit facility will be amended and restated on substantially the same terms as described under the caption "Description of ACL's Credit Facility Arrangements," including a $25 million prepayment of term debt thereunder from the proceeds of the $25 million cash contribution made to ACL Holdings; and

      -- ACL's existing receivables facility will be replaced on substantially the same terms;

     - the purchase by us and/or one or more of our subsidiaries of (1) the equity interests that 399 Venture Partners, Inc. ("399 Ventures") owns in Global Material Services, LLC ("GMS"), an entity of which ACL owns 50% of the equity interests, and (2) the equity interests that Vectura Group LLC owns in Vessel Leasing LLC ("Vessel Leasing"), an entity of which ACL owns 50% of the equity interests (collectively referred to as the "GMS/Vessel Leasing acquisition"); and

     - members of ACL management will surrender the preferred and common units of ACL Holdings held by them, and in consideration of their continued employment with ACL, will receive shares of our restricted common stock with a fair market value as determined pursuant to the recapitalization agreement of approximately $1.7 million, which will be $5 per share if the rights offering is consummated. In addition, a number of shares equal to 6.0% of our common stock, calculated on a fully-diluted basis as of the closing of the restructuring, will be reserved under a management stock incentive plan for issuance to members of ACL management over time.

     ACL is simultaneously pursuing the restructuring via two alternative mechanisms: (1) an out-of-court alternative centered around the exchange offer and (2) an in-court-alternative centered around the plan. The exchange offer is conditioned upon, among other conditions:

     - the holders of at least 95% of the aggregate principal amount of existing notes (with the existing notes held by us and our subsidiaries being deemed tendered in the exchange offer for these purposes) tendering, and not withdrawing, their existing notes in the exchange offer (the "minimum tender condition"); and

     - the recapitalization and the debt restructuring, other than the exchange offer, having been consummated on or prior to the date of consummation of the exchange offer as contemplated by the recapitalization agreement.

TO THE BEST OF OUR KNOWLEDGE, ACL HOLDINGS AND ACL HAVE NOT MADE ANY DECISION AS OF THE DATE OF THIS PROSPECTUS SUPPLEMENT TO COMMENCE ANY CHAPTER 11 CASE.

IF THE RESTRUCTURING IS CONSUMMATED PURSUANT TO THE IN-COURT-ALTERNATIVE, WE WILL TERMINATE THE RIGHTS OFFERING. HOWEVER, WE EXPRESSLY RESERVE OUR RIGHT TO RECOMMENCE THE RIGHTS OFFERING AT A LATER DATE.

     See "The Restructuring" for a more detailed summary of the restructuring.

THE RIGHTS OFFERING

Warrants......................   We are conducting a rights offering and issuing
                                 at no charge one non-transferable warrant with respect to each share of our common stock outstanding as of the open of business on the trigger date. In addition, we are issuing at no charge one non-transferable warrant with respect to each share of our common stock underlying outstanding 1999 warrants, as of the open of business on the trigger date, contingent on each holder of 1999 warrants fully exercising such 1999 warrants upon completion of the rights offering. If all the warrants are exercised in the rights offering, the total purchase price of our common stock in the rights offering will be $43,526,095.

Basic Subscription Privilege;
Exercise Price................   Holders of warrants will be entitled to
                                 purchase 0.4 shares of our common stock for every warrant held at an exercise price of $5.00 per share, in immediately available funds.

Oversubscription Privilege....   Each warrantholder may also subscribe for
                                 additional shares at the same exercise price per share pursuant to the oversubscription privilege. If an insufficient number of shares are available to fully satisfy oversubscription privilege requests, the available shares, if any, will be allocated pro rata among warrantholders who exercised their oversubscription privilege based on the number of shares each warrantholder subscribed for under the basic subscription privilege. The warrant agent will return any excess payments by mail or by book-entry transfer, without interest or deduction, promptly after the expiration of the rights offering.

Conditions to the Rights
Offering......................   The closing of the rights offering is subject
                                 to, among other conditions, the prior or simultaneous closing of the recapitalization and the debt restructuring. See "The Rights
                                 Offering -- Conditions to the Rights Offering."
                                 Your right to exercise your warrants is subject to, among other things, certain ownership restrictions imposed by our certificate of incorporation and the escrow protection mechanics described herein.

Trigger Date..................   April 19, 2002.

Expiration Date...............   The warrants will expire if they are not
                                 exercised by 5:00 p.m., New York City time, on May 20, 2002, unless extended by us from time to time in our sole discretion.

Certificate of Incorporation
Restrictions; Escrow
Protection Mechanics..........   Our ability to utilize our NOLs would be
                                 substantially reduced if we were to undergo an ownership change within the meaning of Section
                                 382 of the Internal Revenue Code (referred to as the "Code"). In order to reduce the risk of an ownership change, our certificate of incorporation restricts the ability of any holder of 5% or more of our common stock to sell or otherwise transfer any shares owned by such holder or to purchase or otherwise acquire shares of our common stock. Our certificate of incorporation also restricts the ability of any other holder to make an acquisition of our common stock which will result in total ownership by such stockholder of 5% or more of our common stock.
                                 These restrictions will apply unless and until we determine that such acquisition will not result in an unreasonable risk of an ownership change. We have the right, in our sole and absolute discretion, to limit the exercise of warrants, including instructing the warrant agent to refuse to honor any exercise of warrants, by 5% stockholders.

                                 The total number of shares of our common stock expected to be outstanding upon completion of the rights offering and the issuance of 339,039 shares of restricted common stock to ACL management, as described under "The Restructuring -- Management Arrangements," is 30,807,306. Five percent of 30,807,306 is
                                 1,540,365.

                                 In order to avoid an "ownership change" for Federal income tax purposes, we have implemented the escrow protection mechanics, which are as follows: (1) by exercising warrants, each holder will represent to us that such holder will not be, after giving effect to the exercise of warrants, an owner, directly or indirectly (as described in this prospectus supplement), of more than 1,350,000 shares of our common stock; (2) if such exercise would result in such holder owning more than 1,350,000 shares of our common stock, such holder must notify the warrant agent at the number set forth under "The Rights
                                 Offering -- Delivery of Subscription Materials and Payment;" (3) if requested, each holder will provide us with additional information regarding the amount of common stock that the holder owns and (4) we shall have the right to instruct the warrant agent to refuse to honor such holder's exercise to the extent such exercise might, in our sole and absolute discretion, result in such holder owning 5% or more of our common stock. By exercising warrants in the rights offering, you agree that the escrow protection mechanics are valid, binding and enforceable against you.

                                 We reserve the right to require exercising warrantholders to provide us with additional information regarding the amount of common stock that they own.

                                 See "The Rights Offering -- Certificate of
                                 Incorporation Restrictions; Escrow Protection Mechanics."

Transferability of Warrants...   The warrants are not separately transferable.
                                 Transfer of ownership of a share of our common stock will also transfer ownership of the warrant issued with respect to such share.

Procedure for Exercising
Warrants......................   You may exercise all or any portion of your
                                 warrants by delivering the following to the warrant agent at the address and in the manner described below at or prior to 5:00 p.m., New
                                 York City time, on the expiration date:

                                 - your properly completed and executed exercise
                                   form with any required signature guarantees or other supplemental documentation;

                                 - your full exercise price payment for each
                                   share subscribed for under your basic
                                   subscription privilege and your
                                   oversubscription privilege;

                                 - if you hold your shares of our common stock
                                   in certificated form, the certificates
                                   evidencing the shares of our common stock in an amount at least equal to the warrants to be exercised; and

                                 - if you hold your shares of our common stock
                                   through the Depository Trust Company
                                   (referred to as "DTC"), an exercise form instructing your broker, nominee or other custodian to instruct DTC to transfer the shares of common stock representing the warrants to be exercised to a suspense account with the warrant agent, to be held in escrow for you until after the expiration date.

                                 Once you have exercised the basic subscription privilege or oversubscription privilege, your exercise may not be revoked. Warrants not exercised prior to the expiration date will lose their value.

SZ Investments Backstop.......   On March 21, 2002, we entered into an agreement
                                 with SZ Investments, the holder of
                                 approximately 18.0% of our common stock on a fully diluted basis as of the trigger date, pursuant to which SZ Investments agreed, subject to certain conditions, to exercise in full its 1999 warrant for 1,900,437 shares of our common stock and purchase shares of our common stock offered in the rights offering and not purchased pursuant to the basic and oversubscription privileges, up to a maximum total investment pursuant to the backstop of $20,000,000. See "Backstop Agreement." In consideration for providing the backstop, SZ
                                 Investments will receive a cash fee in the amount of $1,000,000, $250,000 of which was paid upon execution of the backstop agreement and $750,000 of which became payable upon commencement of the rights offering. In addition, we have also agreed to reimburse SZ
                                 Investments for (1) their costs and expenses in connection with the backstop in an aggregate amount not to exceed $25,000 and (2) if applicable, all costs and expenses incurred in preparation and filing of notices and filings under the Hart Scott Rodino Antitrust
                                 Improvements Act of 1976.

Certain United States Federal
Income Tax Consequences to
Holders of Our Common Stock...   For United States Federal income tax purposes,
                                 the receipt of warrants in the rights offering by holders of our common stock should not be a taxable event.

Issuance of Our Common
Stock.........................   We will issue certificates or make the
                                 necessary book-entry transfers representing shares purchased in the rights offering as soon as reasonably practicable after the closing of the rights offering. All exercises of warrants, including the exercise of 1999 warrants, will be effective on the closing of the rights offering.

No Recommendation to Warrant
Holders.......................   Our board of directors is not making any
                                 recommendation to you as to whether you should exercise your warrants. You should decide whether to exercise your warrants based upon your own assessment of your best interests. You should not view SZ Investments' obligations pursuant to the backstop as a recommendation or other indication by our board of directors or SZ Investments that the exercise of your warrants is in your best interests.

American Stock Exchange
Listing of our Common Stock...   Our common stock is traded on the American
                                 Stock Exchange under the symbol "DHC." On March
                                 15, 2002, the last trading day prior to our public announcement of the decision of our board to commence the rights offering, the closing price of our common stock on the AMEX was $6.20 per share. On April 18, 2002, the closing price of our common stock on the AMEX was $8.00 per share. We expect that shares of our common stock issued upon the exercise of the warrants will also be listed on the AMEX under the same symbol.

Listing of the Warrants.......   The warrants will not be listed on AMEX or any
                                 stock exchange or market.

SUMMARY UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

     The following table presents summary unaudited pro forma condensed consolidated financial information about us. The summary unaudited pro forma condensed consolidated financial information gives effect to (1) the completion of the rights offering assuming it is fully subscribed and the payment of the related backstop fee and other related expenses, (2) the exercise of the 1999 warrants by the holders thereof and the exercise of options in 2002 under our 1995 Stock and Incentive Plan and (3) the restructuring ((1), (2) and (3) collectively the "transactions"). The summary unaudited pro forma condensed consolidated financial information has been derived from the unaudited pro forma condensed consolidated financial information which is included elsewhere in this prospectus supplement. The unaudited pro forma condensed consolidated financial information does not purport to be indicative of the results of operations or financial position of the combined companies that would have occurred had the transactions been consummated at the beginning of the period presented or on the date indicated, nor are they indicative of future operating results or financial position. The summary unaudited pro forma condensed consolidated financial information should be read in conjunction with "Selected Financial
Data -- Danielson Holding Corporation," "Selected Financial Data -- American Commercial Lines Holdings LLC," "Unaudited Pro Forma Condensed Consolidated Financial Information," "About ACL -- Management's Discussion and Analysis of Financial Condition and Results of Operations -- ACL," our audited consolidated financial statements and related notes contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and incorporated by reference herein and the audited consolidated financial statements and related notes of ACL Holdings, the audited consolidated financial statements and related notes of GMS and the unaudited consolidated financial statements and related notes of Vessel Leasing, each filed as an exhibit to our Current Report on Form 8-K filed with the Commission on April 19, 2002 and incorporated by reference herein.

                                                          YEAR ENDED
                                                       DECEMBER 31, 2001
                                                       -----------------
                                                        (IN THOUSANDS,
                                                       EXCEPT SHARE AND
                                                           PER SHARE
                                                           AMOUNTS)
                                                          (UNAUDITED)
RESULTS OF OPERATIONS:
Total revenue........................................     $   929,202
Operating expense....................................         882,039
Operating income.....................................          47,163
Interest expense.....................................          66,463
Net loss.............................................         (21,025)
Loss per share of common stock.......................           (0.68)
BALANCE SHEET DATA:
Investment securities................................     $   116,560
Cash and cash equivalents............................          75,508
Properties -- net....................................         684,885
Total assets.........................................       1,142,907
Unpaid losses and loss adjustment expenses...........         105,745
Long-term debt, including current portion............         629,585
Stockholders' equity.................................         136,706
Shares of common stock outstanding...................      30,807,306
OTHER DATA:
EBITDA from marine transportation services
  operations.........................................         137,243(1)

---------------
(1) EBITDA, as that term is defined under ACL's existing credit facility, as amended, represents earnings before interest, income taxes, depreciation, and amortization for ACL Holdings, GMS and Vessel Leasing and the addition of $7,139 deferred profit, $652 interest rate cap loss, $1,164 of expenses related to the restructuring, $38 loss from ACL's equity investment in Vessel Leasing and the subtraction of $1,886 gain from the sale of terminals and Omaha condemnation proceeds, $110 earnings from investment in T.T. Barge, $1,016 earnings recorded as equity income in GMS and $1,075 earnings relating to the minority interest in GMS. EBITDA is presented because management believes it is a widely accepted financial indicator used by certain investors and securities analysts to analyze and compare companies on the basis of operating performance.

    EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. EBITDA, as used herein, is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. See the audited consolidated financial statements of ACL Holdings and the related notes thereto filed as an exhibit to our Current Report on Form 8-K filed with the Commission on April 19, 2002 and incorporated by reference herein.

SUMMARY HISTORICAL FINANCIAL INFORMATION -- DANIELSON HOLDING CORPORATION

     The following summary historical financial information about us should be read in conjunction with "Selected Financial Data -- Danielson Holding Corporation" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and related notes, each contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and incorporated by reference herein.

                                                                 FISCAL YEAR ENDED DECEMBER 31,
                                                          ---------------------------------------------
                                                              1999            2000            2001
                                                          -------------   -------------   -------------
                                                           (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER
                                                                         SHARE AMOUNTS)
RESULTS OF OPERATIONS:
Total revenues..........................................   $    71,158     $    86,237     $    94,102
Net income (loss).......................................         1,255           1,030         (14,334)
Diluted earnings (loss) per share of common stock.......          0.07            0.05           (0.74)
BALANCE SHEET DATA:
Invested assets.........................................   $   140,391     $   154,130     $   157,203
Total assets............................................       194,752         210,829         208,871
Unpaid losses and loss adjustment expenses..............        94,934         100,030         105,745
Stockholders' equity....................................        76,226          81,330          74,463
Shares of common stock outstanding......................    18,476,265(1)   19,295,954(1)   19,505,952(1)

---------------

(1) Does not give effect to currently exercisable options and warrants to purchase shares of common stock.

SUMMARY HISTORICAL FINANCIAL INFORMATION -- AMERICAN COMMERCIAL LINES HOLDINGS
LLC

     The following summary historical financial information about ACL Holdings should be read in conjunction with "Selected Financial Data -- American Commercial Lines Holdings LLC," "About ACL -- Management's Discussion and Analysis of Financial Condition and Results of Operations -- ACL Holdings" and ACL Holdings' audited consolidated financial statements and related notes filed as an exhibit to our Current Report on Form 8-K filed with the Commission on April 19, 2002 and incorporated by reference herein.

                                                                      FISCAL YEARS ENDED
                                                               ---------------------------------
                                                               DEC. 31,    DEC. 29,    DEC. 28,
                                                                 1999        2000        2001
                                                               ---------   ---------   ---------
                                                                    (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS(1):
Operating revenue...........................................   $ 739,136   $ 773,838   $ 788,501
Operating expense...........................................     664,544     717,530     723,140
Operating income............................................      74,592      56,308      65,361
Other (income) expense(2)...................................      (3,048)    (10,368)       (591)
Interest expense............................................      71,275      70,813      70,932
Earnings (loss) before income taxes.........................       6,365      (4,137)     (4,980)
Income taxes (benefit)......................................       1,658       4,263         118
Earnings (loss) from continuing operations..................       4,707      (8,400)     (5,098)
OTHER FINANCIAL DATA:
EBITDA(3)...................................................     129,859     117,503     128,492
Depreciation and amortization...............................      51,222      56,014      55,497
Property additions..........................................      55,880      50,861      19,772
STATEMENT OF FINANCIAL POSITION:
Cash and cash equivalents...................................   $  30,841   $  59,568   $  47,253
Working capital.............................................     (16,525)   (107,354)   (681,674)
Properties -- net...........................................     559,777     509,443     464,133
Total assets................................................     776,096     787,538     757,936
Long-term debt, including current portion...................     712,807     658,055     608,519
Members' deficit............................................    (384,633)   (420,052)   (454,235)

---------------
(1) ACL purchased Peavey Barge Line and the assets of other inland marine transport divisions of ConAgra, Inc. ("Peavey") in 2000. The results of operations and cash flows of these companies have been included from the date of the respective acquisitions.

(2) Includes $11,418 gain from the sale of Waterways Communication System LLC ("Watercom") in 2000.

(3) EBITDA, as that term is defined in ACL's existing credit facility, represents earnings before interest, income taxes, depreciation, amortization and, in 2001, the addition of $7,139 deferred profit, $652 interest rate cap loss and $1,164 expenses related to the 1998 Recapitalization and the subtraction of $1,886 gain from the sale of terminals and Omaha condemnation proceeds and $110 earnings from investment in T.T. Barge, and in 2000, the addition of $734 extraordinary loss, $3,688 deferred profit and $3,865 impairment loss on barges and the subtraction of $11,418 gain on sale of Watercom. EBITDA is presented because management believes it is a widely accepted financial indicator used by certain investors and securities analysts to analyze and compare companies on the basis of operating performance.

    EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. EBITDA, as used herein, is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. See the audited consolidated financial statements of ACL Holdings and the related notes thereto filed as an exhibit to our Current Report on Form 8-K filed with the Commission on April 19, 2002 and incorporated by reference herein.

RISK FACTORS

     Exercising the warrants requires an investment in our common stock. An investment in our common stock is very risky. You should consider carefully the risk factors beginning on page 12 of this prospectus supplement before exercising your warrants.

USE OF PROCEEDS

     The proceeds from the rights offering, the exercise of the 1999 warrants and, if applicable, the backstop will be used as follows:

     - $25 million for the cash contribution to ACL Holdings as part of the recapitalization;

     - $7 million for the cash payment to ACL Holdings' preferred unitholders in exchange for their preferred units as part of the recapitalization;

     - $4,058,869 million for the consideration to be paid in respect of the GMS/Vessel Leasing acquisition;

     - the payment of our fees and expenses in connection with the rights offering, the backstop and the restructuring, estimated to be approximately $8.4 million in the aggregate; and

     - the remainder will be available for general corporate purposes.

                                  RISK FACTORS

     An investment in our common stock is very risky. You should carefully consider the following factors and all the information in this prospectus supplement, the accompanying prospectus and the information incorporated by reference herein before deciding to exercise your warrants.

     Unless the context otherwise requires, references in this "Risk Factors" to "we," "our," "us" and similar terms refer to Danielson Holding Corporation and its subsidiaries.

RISKS RELATED TO THE RIGHTS OFFERING

  WE HAVE THE RIGHT TO LIMIT THE EXERCISE OF THE WARRANTS.

     Our certificate of incorporation generally restricts the ability of any 5% holder of our common stock from disposing of or acquiring shares of our common stock without our consent. Our certificate of incorporation also restricts the ability of other holders from becoming 5% stockholders without our consent. In order to comply with these restrictions, the terms of the warrants may limit the number of shares exercisable by a holder. If the exercise of your warrants might result in a risk of your becoming a 5% stockholder, your exercise may be reduced in order to eliminate that risk. We may also limit the exercise of warrants by holders who possess 5% of our outstanding common stock. In addition, you may be required to provide certain information concerning your share ownership in order to help us enforce these restrictions. See "The Rights Offering -- Certificate of Incorporation Restrictions; Escrow Protection Mechanics."

 WARRANTHOLDERS WHO EXERCISE THEIR WARRANTS WILL BE UNABLE TO SELL OR OTHERWISE TRANSFER THEIR SHARES DURING THE RIGHTS OFFERING.

     Warrantholders who exercise their warrants in the rights offering are required to deliver to the warrant agent the certificates, or otherwise, of shares of our common stock representing at least the shares of stock exercised in the rights offering. Therefore, if you exercise your warrants, you will be unable to sell or otherwise transfer your shares of our common stock during the rights offering.

  THE MARKET PRICE OF OUR COMMON STOCK MAY DECLINE PRIOR TO THE EXPIRATION DATE OF THE RIGHTS OFFERING.

     The exercise of warrants pursuant to the rights offering is irrevocable. Although the exercise price is at a discount to the market price per share of our common stock as of the commencement of the rights offering, the market price of our common stock may decline prior to the expiration date and you may be forced to purchase the common stock at a price higher than the market price.

  THE EXERCISE PRICE MAY NOT REFLECT THE VALUE OF OUR COMMON STOCK.

     During the past twelve months, the market price per share of our common stock has ranged from $3.34 to $8.20. Although the exercise price is at a discount to the market price per share of our common stock as of the commencement of the rights offering, the market price of our common stock has been volatile.

  STOCKHOLDERS WHO DO NOT FULLY EXERCISE THEIR WARRANTS WILL HAVE THEIR INTERESTS DILUTED BY SZ INVESTMENTS AND THOSE OTHER STOCKHOLDERS WHO DO EXERCISE THEIR WARRANTS.

     If the 1999 warrants and all the warrants are exercised in the rights offering, it will result in our issuance of an additional 10,707,787 shares of our common stock. If you choose not to fully exercise your warrants, your relative ownership interest in our common stock will be diluted. Warrantholders who do not exercise their warrants will lose any value in their warrants.

  SZ INVESTMENTS BENEFICIALLY OWNS APPROXIMATELY 18.0% OF OUR OUTSTANDING COMMON STOCK.

     As of the open of business on April 19, 2002, SZ Investments beneficially owned 2,000,000 shares of our common stock, and 1999 warrants to purchase 1,900,437 shares of our common stock, for an aggregate beneficial ownership of approximately 18.0% of our common stock. If no holder of warrants exercises warrants in the rights offering, and assuming that SZ Investments exercises its 1999 warrant pursuant to its obligation under the backstop, SZ Investments' beneficial ownership of our common stock will increase significantly. In addition, our 9 member board of directors includes two SZ Investments' designees, Samuel Zell and William Pate. Because of its large percentage of ownership and board representation, SZ Investments may have significant control over our management and policies. In addition, the level of SZ Investments' ownership of shares of common stock could have the effect of discouraging or impeding an unsolicited acquisition proposal.

  WE MAY CANCEL THE RIGHTS OFFERING AT ANY TIME.

     We may cancel the rights offering at any time. If we cancel the rights offering, the warrants cannot be exercised unless and until another rights offering is commenced by us.

RISKS RELATED TO OUR BUSINESS

  ALTHOUGH WE CURRENTLY RELY ON CASH AND SHORT TERM INVESTMENTS TO MEET OUR LIQUIDITY NEEDS, WE MAY EXPERIENCE LIQUIDITY CONSTRAINTS IN THE FUTURE WHICH COULD RESTRAIN OUR GROWTH OR REDUCE PROFITABILITY.

     Historically, we have not experienced major liquidity constraints, but, as discussed below, revenues are affected by numerous factors and a decrease in those revenues can create cash flow issues. In such event, we may rely on dividends and tax sharing payments from our subsidiaries. These dividends and tax sharing payments may not be available because, among other things:

     - if the proposed acquisition of ACL Holdings is consummated, ACL Holdings' and its subsidiaries' ability to make such payments to us may be restricted by poor financial performance of ACL and provisions of the amended and restated credit agreement and the indentures governing the new notes;

     - in some cases, our subsidiaries must first receive regulatory approval before paying us dividends;

     - there are business and regulatory considerations that affect our subsidiaries, including the impact of dividends on surplus which could affect a subsidiary's insurance ratings, its competitive position, the amount of premiums that it can write and its risk-based capital requirements; and

     - there may be a prolonged material decline in an insurance subsidiary's profits or materially adverse insurance regulatory developments.

  OUR BUSINESS PLAN IS TO CONTINUE TO GROW BUT OUR LIMITED FINANCIAL RESOURCES AND THE CONSTRAINTS ON OUR ABILITY TO ISSUE ADDITIONAL STOCK MAY IMPEDE OUR GROWTH.

     Although we have sought to grow through entering into strategic partnerships or making acquisitions, we have limited financial resources. Our limited financial resources and constraints on our ability to issue additional stock or otherwise raise capital to finance transactions may prevent us from successfully consummating any future transactions. Due to these factors, we have been unable to participate in larger transactions in the past, and we believe that these factors will continue to govern the types of transactions we are able to entertain and consummate.

  OUR INSURANCE BUSINESS IS AFFECTED BY MANY FACTORS OUTSIDE OF OUR CONTROL SUCH AS WEATHER CONDITIONS AND ECONOMIC ACTIVITY THAT COULD REDUCE DEMAND FOR OUR PRODUCTS OR CAUSE INCREASES IN CLAIMS.

     Our insurance business is concentrated primarily in the Western United States. If this region experiences an economic downturn, there could be fewer car sales, less demand for automobile insurance and lower policy amounts. Severe adverse weather conditions could also adversely affect our business. These factors, together with competitive pricing, could result in increases in our loss ratios and fluctuations in our underwriting results and net income.

  WE ARE SUBJECT TO INSURANCE LAWS AND REGULATIONS WHICH COULD RESTRICT OUR OPERATIONS AND REDUCE OUR FINANCIAL FLEXIBILITY.

     The states in which we transact business have passed insurance laws and regulations. The agencies established pursuant to these state laws have broad administrative and supervisory powers which can impact our insurance business including:

     - the granting and revocation of licenses to transact insurance business;

     - regulation of trade practices;

     - establishment of guaranty associations;

     - licensing of agents;

     - approval of policy forms;

     - premium rate filing requirements;

     - reserve requirements;

     - the form and content of required regulatory financial statements;

     - periodic examinations of insurers' records; and

     - capital and surplus requirements and the maximum concentrations of certain classes of investments.

     These laws, in general, also require approval of the particular insurance regulators prior to certain actions by the insurance companies, including the payment of dividends in excess of statutory limitations and certain transactions and continuing service arrangements with affiliates. The laws of most states provide for the filing of premium rate schedules and other information with the insurance commissioner of a particular state, either directly or through rating organizations. The insurance commissioner of each state generally has powers to disapprove such filings or make changes to the rates if they are found to be excessive, inadequate or unfairly discriminatory. The determination of rates is based on various factors, including loss and loss adjustment expense experience. The failure to obtain, or delay in obtaining, the required approvals could result in a decline in revenues of our insurance subsidiaries. We are also required by insurance regulators to maintain certain minimum amounts of capital.

  WE FACE INTENSE COMPETITION IN THE INSURANCE BUSINESS THAT COULD IMPAIR OUR ABILITY TO GROW AND ACHIEVE PROFITABILITY.

     We compete both with large national writers and with smaller regional companies in each state in which we operate. Some of these competitors are larger and have greater financial resources than us. Some of these competitors have, from time to time, decreased their prices significantly to gain market share. Our ability to grow depends on our ability to expand in the states in which we already do business and to expand into other states where our competitors operate.

  IF CURRENTLY ESTABLISHED PROVISIONS FOR UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES (REFERRED TO AS "LAE") PROVE INADEQUATE IN LIGHT OF SUBSEQUENT ACTUAL EXPERIENCE, IT WILL BE NECESSARY TO INCREASE PROVISIONS FOR UNPAID LOSSES.

     We are required to estimate liability for losses and LAE. Our insurance subsidiaries establish provisions to cover their estimated liability for losses and LAE with respect to both reported and unreported claims as of the end of each accounting period. By their nature, these provisions for unpaid losses and LAE do not represent an exact calculation of liabilities. Rather, they are estimates involving management's projections as to the ultimate settlement and administration of claims. These expectations are, in turn, based on, among other things:

     - facts and circumstances known at the time;

     - predictions of future events;

     - estimates of future trends in the severity and frequency of claims;

     - judicial theories of liability; and

     - inflation.

     Our insurance subsidiaries regularly review their respective reserve techniques and reserve positions and believe that adequate provision has been made for their respective unpaid losses and LAE. We cannot ensure that currently established provisions for unpaid losses and LAE will prove adequate in light of subsequent actual experience. Future earnings could be adversely impacted should future loss development require increases in provisions for unpaid losses and LAE previously established for prior periods.

  WE CANNOT BE CERTAIN THAT THE NET OPERATING LOSS CARRYFORWARDS (REFERRED TO AS "NOL") WILL CONTINUE TO BE AVAILABLE TO OFFSET OUR TAX LIABILITY.

     We currently have NOLs estimated to be approximately $745 million for Federal income tax purposes. The NOLs will expire in various amounts beginning December 31, 2002 through December 31, 2019 if not used. The Internal Revenue Service (the "IRS") has not audited any of our tax returns for the years in which the losses giving rise to the NOLs were reported nor has it otherwise challenged our use of the NOL carryforwards. If we were to undergo an "ownership change" as such term is used in Section 382 of the Code, the use of our NOLs would be severely limited. We will be treated as having had an "ownership change" if there is a more than 50% increase in stock ownership during a 3-year "testing period" by "5% stockholders." For this purpose, stock ownership is measured by value, and does not include so-called "straight preferred" stock.

     Our certificate of incorporation contains stock transfer restrictions which were designed to help us preserve the NOLs by reducing the risk of an ownership change. The transfer restrictions were implemented in 1990, and we expect that they will remain in force as long as the NOLs are available to us. We cannot be certain, however, that these restrictions will prevent an ownership change.

  PROVISIONS IN OUR CERTIFICATE OF INCORPORATION THAT LIMIT OWNERSHIP AND TRANSFERABILITY OF OUR STOCK MAY ENTRENCH CURRENT MANAGEMENT AND THE CURRENT STOCKHOLDERS.

     Our certificate of incorporation generally restricts the ability of any 5% holder of our common stock from disposing or acquiring shares of our common stock without our consent. Our certificate of incorporation also restricts the ability of other holders from becoming 5% stockholders without our consent. We may withhold our consent if the acquisition or transfer of our common stock would create an unreasonable risk of an "ownership change." We intend to vigorously challenge and pursue by all available means any attempt to violate the restrictions in our certificate of incorporation.

  THE MARKET FOR OUR COMMON STOCK HAS BEEN HISTORICALLY ILLIQUID WHICH MAY AFFECT YOUR ABILITY TO SELL YOUR SHARES.

     The volume of trading in our stock has historically been low. Having a market for shares without substantial liquidity can adversely affect the price of the stock at a time an investor might want to sell his shares.

  FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE.

     No prediction can be made as to the effect, if any, that future sales of our common stock, or the availability of our common stock for future sales, will have on the market price of our common stock. Sales in the public market of substantial amounts of our common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock. In connection with the backstop agreement, we agreed to enter into a registration rights agreement with SZ Investments that, subject to certain conditions, will allow them to resell the common stock they purchase pursuant to the backstop agreement and any common stock that they may receive upon exercise of their warrants.

  REDUCED LIQUIDITY AND PRICE VOLATILITY COULD RESULT IN A LOSS TO INVESTORS.

     Although our common stock is listed on the American Stock Exchange, there can be no assurance as to the liquidity of an investment in our common stock or as to the price an investor may realize upon the sale of our common stock. These prices are determined in the marketplace and may be influenced by many factors, including the liquidity of the market for our common stock, the market price of our common stock, investor perception and general economic and market conditions.

  IF THE PROPOSED ACQUISITION OF ACL HOLDINGS IS COMPLETED, WE MAY HAVE DIFFICULTY INTEGRATING ACL'S ACQUIRED ASSETS AND BUSINESSES.

     We plan to acquire 100% of the membership interests of ACL Holdings with the expectation that the acquisition will result in certain benefits. If we acquire ACL Holdings, we cannot assure you that we will be successful in integrating the acquired ACL businesses into our current businesses. The integration risks associated with the acquisition include but are not limited to the diversion of our management's attention, as integrating the ACL operations and assets would require a substantial amount of our management's attention. If the ACL acquisition is completed, there is a risk that the costs of integration could have a material adverse effect on our operating results.

RISKS RELATED TO ACL'S BUSINESS

  ADVERSE WEATHER AND RIVER CONDITIONS COULD HAMPER ACL'S BARGING AND MANUFACTURING OPERATIONS.

     ACL's barging operations are affected by weather and river conditions. Varying weather patterns can affect river levels and cause ice in certain river areas of the United States. For example, the Upper Mississippi River closes annually from approximately mid-December to mid-March and ice conditions can hamper navigation on the upper reaches of the Illinois River during the winter months. In addition, adverse river conditions affect towboat speed, tow size and loading drafts and can delay barge movements. Lock outages due to lock maintenance and/or other interruptions in normal lock operation can also delay barge movements. The waterfront location of ACL's subsidiary Jeffboat LLC ("Jeffboat") is subject to occasional flooding. Jeffboat's manufacturing operations that are conducted outdoors are also subject to weather conditions, which may adversely impact production schedules. Terminals may also experience operational interruptions as a result of weather and river conditions. It is likely that ACL's operations will be subject to adverse weather or river conditions in the future and there can be no assurance that such weather or river conditions will not have a material adverse effect on ACL's business, financial condition and results of operations.

  DECREASES IN DEMAND FOR U.S. GRAIN COULD ADVERSELY AFFECT FREIGHT RATES.

     ACL's dry cargo barging business in North America is significantly affected by the level of grain export volume handled through the Gulf of Mexico ports. Grain exports can vary due to, among other things, crop harvest yield levels in the United States and abroad. Overseas grain shortages can increase demand for U.S. grain, while worldwide over-production can decrease the demand for U.S. grain. Other factors, such as the introduction of genetically altered products, may also impact the demand for U.S. grain. This variable nature of grain exports can result in temporary barge oversupply which can drive down freight rates. There can be no assurance that historical levels of North American grain export volume will be maintained in the future and, to the extent supply imbalances were to prevail for a significant period of time, they could have a material adverse effect on ACL's business, financial condition and results of operations.

  THE SEASONAL NATURE OF ACL'S BUSINESS COULD HAVE AN ADVERSE EFFECT ON OPERATIONS.

     ACL's business is seasonal, and its quarterly revenues and profits historically have been lower during the first and second fiscal quarters of the year (January through June) and higher during the third and fourth fiscal quarters (July through December) due to the North American grain harvest. In addition, working capital requirements fluctuate throughout the year. Adverse market or operating conditions during the last four months of the year could have a greater effect on ACL's business, financial condition and results of operations than during other periods.

  FLUCTUATIONS IN FREIGHT TRANSPORTATION RATES AND AVAILABLE VESSELS AND CARGOES COULD HAVE AN ADVERSE EFFECT ON ACL'S BUSINESS.

     Freight transportation rates may fluctuate from season to season and year to year, which could result in varying levels of cash flow. The level of dry and liquid cargoes requiring transportation on the Inland Waterways will vary due to numerous factors, including global economic conditions and business cycles, domestic agricultural production/demand as well as international agricultural production/demand and the value of the U.S. dollar relative to other currencies. In addition, the number of barges and towboats in the overall industry fleet available to transport these cargoes will vary from year to year as older vessels are retired and scrapped and new vessels are constructed and placed into service. The resulting relationship between available cargoes and available vessels will vary with periods of low vessel availability and high cargo demand causing higher freight rates and periods of high vessel availability and low cargo demand causing lower freight rates. Significant periods of high vessel availability and low cargo demand could have a material adverse effect on ACL's business, financial condition and results of operations.

     The foregoing factors can also affect market rates. As contracts expire and terms are renegotiated at then current market rates, the level of revenue can vary relative to prior years. This has become more evident as the industry has shifted to shorter term contracts. The impact of these factors could be material and there can be no assurance that the rates at which contracts are renewed will not have a material adverse effect on ACL's business, financial condition or results of operations.

  ACL FACES COMPETITION IN THE BARGE BUSINESS.

     The barge business is highly competitive and there are few significant barriers to entry. Certain of ACL's principal competitors have greater financial resources and/or are less leveraged than ACL and may be better able to withstand and respond to adverse market conditions within the barging industry. There can be no assurance that such competition will not have a material adverse effect on ACL's business, financial condition or results of operations or that ACL will not encounter increased competition in the future, which also could have a material adverse effect on its business, financial condition or results of operations.

  INTERNATIONAL ECONOMIC AND POLITICAL FACTORS COULD AFFECT DEMAND FOR IMPORTS AND EXPORTS.

     ACL's operations may be affected by actions of foreign governments and global or regional economic developments. ACL is affected by fluctuations in the value of the U.S. dollar as compared to certain foreign currencies and its investments in foreign affiliates subjects it to foreign currency exchange rate risk and equity price risks. Global economic events such as foreign import/export policy or currency fluctuations, could also affect the level of imports and exports. Foreign agricultural subsidies can also impact demand for U.S. agricultural exports. In addition, foreign trade agreements and each country's adherence to the terms of such agreements can raise or lower demand for U.S. imports and exports. National and international boycotts and embargoes of other countries' or U.S. imports and/or exports together with the raising or lowering of tariff rates will affect the level of cargoes requiring transportation on the Inland Waterways. Changes in the value of the U. S. dollar relative to other currencies will raise or lower demand for U.S. exports as well as U.S. demand for foreign produced raw materials and finished good imports. Such actions or developments could have a material adverse effect on ACL's business, financial condition and results of operations.

  PROVIDING SERVICES ABROAD CARRIES THE RISK OF BEING BURDENED BY ADVERSE INTERNATIONAL LAWS AND REGULATIONS.

     Barging services to international customers represented approximately 5% of ACL's 2001 net sales and may increase in the future. Demand for ACL's services may be affected by economic and political conditions in each of the countries in which ACL provides services. ACL's foreign operations are also subject to other risks of doing business abroad, including fluctuations in the value of currencies (which may affect demand for products priced in U.S. dollars as well as local labor and supply costs), import duties, changes to import and export regulations (including quotas), possible restrictions on the repatriation of capital and earnings, labor or civil unrest, long payment cycles, greater difficulty in collecting accounts receivable and the burdens and cost of compliance with a variety of foreign laws, changes in citizenship requirements for purposes of doing business and government expropriation of operations and/or assets. There can be no assurance that foreign governments will not adopt regulations or take other actions that would have a direct or indirect adverse impact on the business or market opportunities of ACL or that the political, cultural or economic climate outside the United States will be favorable to ACL's operations and growth strategy.

  INCREASES IN FUEL PRICES COULD ADVERSELY AFFECT ACL'S BUSINESS.

     Fuel consumed in 2001 represented approximately 13% of ACL's operating expenses. Fuel prices are subject to fluctuation as a result of domestic and international events. Most of ACL's long-term contracts contain clauses under which increases in fuel costs are passed on to customers thereby reducing the fuel price risk. In addition, ACL has entered into fuel rate swap agreements for short-term protection. As a result of ACL's fuel hedging strategy, it may not fully benefit from certain fuel price declines. There can be no assurance that ACL's fuel hedging strategy will prevent it from experiencing increased fuel prices in the future, which could have a materially adverse effect on ACL's business, financial condition and results of operations.

  THE NEED TO REPLACE BARGES AND TOWBOATS CREATES THE RISK THAT ACL WILL BE UNDEREQUIPPED TO MEET MARKET DEMAND.

     Barge and towboat replacement represents a significant cost for ACL, and ACL expects to replace an average of 165 barges per year during the next four years. Due to the variable nature of the barging industry and the freight transportation industry in general and the relatively long life of marine equipment, it is difficult for ACL and other barge companies to accurately predict equipment requirements. Accordingly, no assurance can be given that ACL will have sufficient equipment to satisfy market demand or that the industry will not have an oversupply of equipment. Holding insufficient or excess equipment could have a material adverse effect on ACL's business, financial condition and results of operations.

  ACL'S BUSINESS COULD SUFFER FROM THE LOSS OF KEY PERSONNEL.

     ACL is dependent on the continued services of its senior management team. The loss of such key personnel could have a material adverse effect on ACL's business, financial condition and results of operations.

  ACL FACES THE RISK OF WORK STOPPAGES OR OTHER LABOR DISRUPTIONS.

     Although ACL believes that its relations with its employees and with the recognized labor unions are generally good, there can be no assurance that ACL will not be subject to work stoppages or other labor disruption and, if such events were to occur, that there would not be a material adverse effect on ACL's business, financial condition and results of operations. Specifically, the Jeffboat collective bargaining agreement was to have expired April 29, 2001. The agreement contained a clause in accordance with federal labor law that the contract would automatically renew for one year if neither side requested a contract reopener sixty days prior to the expiration date. Jeffboat made no such request. Teamsters Local No. 89 made an untimely request 58 days prior to the expiration of the agreement. Teamsters Local No. 89 failed to inform its members of this development. Jeffboat agreed to conduct "early negotiations" in March and April of 2001, which resulted in an offer endorsed by the bargaining committee. The offer was rejected by the union membership. The majority of employees then engaged in a work stoppage (not realizing that a strike was unlawful since they had no knowledge that the Agreement had automatically renewed). Jeffboat informed the employees of the renewal, and the employees returned to work after a one week work stoppage. Union management has indicated to ACL an intention to strike in the event an agreement is not reached. A strike could have a material adverse effect on Jeffboat's operations and could result in a material adverse effect on ACL's operations.

  THE NATURE OF ACL'S BUSINESS EXPOSES IT TO LIABILITY FOR VIOLATIONS OF ENVIRONMENTAL, HEALTH AND SAFETY REQUIREMENTS.

     ACL's operations are subject to extensive federal, state and local environmental laws and regulations which, among other things, specify requirements for the management of oil, hazardous wastes, and hazardous substances and impose liability for releases of these materials into the environment. A release of oil, hazardous waste, hazardous substances or other pollutants into the environment at or by ACL's properties or vessels, as a result of ACL's current or past operations, or at a facility to which ACL has shipped wastes, or the existence of historical contamination at any of its properties, could result in material liability to ACL. ACL conducts loading and unloading of dry commodities, liquids and scrap materials in and near waterways. Such operations present a potential that some such materials might be spilled into a waterway thereby exposing ACL to potential liability.

     ACL is involved as a potentially responsible party ("PRP") or interested party with respect to the cleanup of hazardous waste disposal sites (Superfund sites) identified under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), the federal Superfund cleanup statute and similar state laws.

     - A group of barge operators, including National Marine, had barges cleaned at the SBA Shipyard in Houma, Louisiana, which is now conducting voluntary environmental remediation. The SBA Shipyard owner who previously funded the cleanup effort has become insolvent and, as a result, the barge operators involved have formed a group to fund remediation. ACL assumed National Marine's liability in this matter pursuant to the 1998 recapitalization of ACL. The barge operator group has removed the majority of liquid waste from the site and the EPA has preliminarily approved a work plan to remove the solid waste.

     - ACBL has received notice from the EPA that it is a PRP at the State Marine of Port Arthur ("State Marine") and the Palmer Barge Line Superfund Sites in Port Arthur, Texas in regard to approximately 50 barges that were cleaned by State Marine and five barges cleaned by Palmer Barge Line for ACBL in the early 1980s. The EPA has requested that ACBL, and other potentially responsible companies, enter into negotiations for the performance of a Remedial Investigation and Feasibility Study, however, there has been no further action to pursue any response costs from ACBL as a PRP.

     Because CERCLA liability is retroactive, it is possible in the future that ACL may be identified as a PRP with respect to other waste disposal sites, where wastes generated by ACL have been transported and disposed. Such matters could have a material adverse effect on ACL's business, financial condition and results of operations.

     Federal, state and local governments could in the future enact laws or regulations concerning environmental matters that affect ACL's operations or facilities, increase its costs of operation, or adversely affect the demand for its services. ACL cannot predict the effect that such future laws or regulations could have on ACL. Nor can ACL predict what environmental conditions may be found to exist at its current or past facilities or at other properties where ACL or its predecessors have arranged for the disposal of wastes and the extent of liability that may result from the discovery of such conditions. It is possible that such future laws or undiscovered conditions could have a material adverse effect on ACL's business, financial condition and results of operations.

     ACL's domestic vessel operations are primarily regulated by the U.S. Coast Guard for occupational health and safety standards. ACL's domestic shore operations are subject to the U.S. Occupational Safety and Health Administration regulations. There can be no assurance that claims will not be made against ACL for work related illness or injury, or that the further adoption of occupational health and safety regulations in the United States or in foreign jurisdictions in which ACL operates will not adversely affect its business, financial condition and results of operations.

  ANY SIGNIFICANT CHANGES TO INTERNATIONAL OR DOMESTIC GOVERNMENT REGULATIONS RELATING TO BARGING COULD HAVE AN ADVERSE EFFECT ON ACL'S BUSINESS.

     ACL's barging operations are subject to various laws and regulations, including international treaties, conventions, national, state and local laws and regulations and the laws and regulations of the flag nations of ACL's vessels, all of which are subject to amendment or changes in interpretation. Further, ACL is required by various governmental and quasi-governmental agencies to obtain and/or maintain certain permits, licenses and certificates respecting its operations. ACL's domestic towboats are in certain circumstances subject to a significant federal fuel use tax, which may be increased. Any significant changes in laws or regulations affecting ACL's operations, or in the interpretation thereof, could have a material adverse effect on ACL's business, financial condition and results of operations.

  THE INTERNATIONAL NATURE OF ACL'S BUSINESS EXPOSES IT TO FOREIGN CURRENCY RATE RISK.

     ACL has significant transportation contracts in South America, which are denominated in U.S. dollars. However, many expenses incurred in the performance of such contracts, such as crew wages and fuel, are, by necessity, denominated in foreign currency. Therefore, ACL is affected by fluctuations in the value of the U.S. dollar as compared to certain foreign currencies. Additionally, ACL's investments in foreign affiliates subjects it to foreign currency exchange risk and equity price risks. While ACL does not consider it's exposure to exchange rate risk to be material and considers its investments in foreign affiliates to be denominated in relatively stable currencies, changes in the value of the U.S. dollar relative to other currencies could have a material adverse effect on ACL's business, financial condition and results of operations.

 TERRORIST ATTACKS COULD ADVERSELY AFFECT ACL'S RESULTS OF OPERATIONS, ITS ABILITY TO RAISE CAPITAL OR ITS FUTURE GROWTH.

     The impact that terrorist attacks, such as those carried out on September 11, 2001, may have on ACL's industry in general, and on ACL in particular, is not known at this time. Such attacks, and the uncertainty surrounding them, may impact ACL's operations in unpredictable ways, including disruptions of rail lines, highways and fuel supplies and the possibility that ACL facilities and vessels could be direct targets of, or indirect casualties of, an act of terror. In addition, war or risk of war may also have an adverse effect on the economy. A decline in economic activity could adversely affect ACL's revenues or restrict its future growth. Instability in the financial markets as a result of terrorism or war could also affect ACL's ability to raise capital. Such attacks may lead to increased volatility in fuel costs and availability and could affect the results of operations. In addition, the insurance premiums charged for some or all of the coverages currently maintained by ACL could increase dramatically, or the coverages could be unavailable in the future.

  A RELATIVELY SMALL NUMBER OF CUSTOMERS ACCOUNT FOR A SUBSTANTIAL PORTION OF ACL'S REVENUES.

     In 2001, ACL's largest customer accounted for more than 10% of its revenues, while ACL's 25 largest customers accounted for approximately 55% of revenues.

  THERE IS UNCERTAINTY CONCERNING ACL'S CONTINUED USE OF PISTRELLI, DIAZ Y ASOCIADOS, MEMBER OF ANDERSEN AS OUTSIDE AUDITOR FOR CERTAIN OF ITS FOREIGN SUBSIDIARIES.

     Pistrelli, Diaz y Asociados, Member of Andersen ("Arthur Andersen") is the outside auditor for UABL Limited ("UABL"), a company in which a subsidiary of ACL, through a joint venture, owns an indirect 50% interest, and ACL is satisfied with how Arthur Andersen has performed its obligations to UABL. Due to the recent indictment of Arthur Andersen, there exists uncertainty concerning ACL's continued use of Arthur Andersen as the outside auditor for UABL. As a public reporting company, ACL is required to file with the Commission periodic financial statements audited or reviewed by an independent certified public accountant. The Commission has said that it will continue accepting financial statements audited by Arthur Andersen, and interim financial statements reviewed by it, so long as Arthur Andersen is able to make certain representations to its clients. ACL's ability to access the capital markets and make timely Commission filings could be impaired if the Commission ceases accepting financial statements audited by Arthur Andersen, if Arthur

Andersen becomes unable to make the required representations to ACL or if for any other reason Arthur Andersen is unable to perform required audit-related services for ACL.

RISKS RELATING TO ACL'S DEBT OBLIGATIONS

  ACL HAS A SUBSTANTIAL AMOUNT OF LEVERAGE.

     ACL has, and following the restructuring will continue to have, a significant amount of debt. The degree to which ACL will be leveraged could have important consequences to ACL's business, including, but not limited to: (i) making it more difficult for ACL to satisfy its obligations with respect to the new notes; (ii) increasing ACL's vulnerability to general adverse economic and industry conditions; (iii) limiting ACL's ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements; (iv) requiring the dedication of a substantial portion of ACL's cash flow from operations to the payment of principal of, and interest on, its indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures or other general corporate requirements;
(v) limiting ACL's flexibility in planning for, or reacting to, changes in its business and the industry in which it competes; and (vi) placing ACL at a competitive disadvantage compared to less leveraged competitors. In addition, the indentures for the new notes and the amended and restated facility will contain financial and other restrictive covenants that limit the ability of ACL to, among other things, borrow additional funds. Failure by ACL to comply with such covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on ACL's business, financial condition and results of operations. If ACL cannot generate sufficient cash to meet its obligations as they become due or refinance such obligations, ACL may have to sell assets or reduce capital expenditures. In addition, the degree to which ACL is leveraged could prevent it from repurchasing all of the Senior Notes tendered to it upon the occurrence of a change of control under the Indenture.

  DUE TO ACL'S SUBSTANTIAL LEVERAGE, IT MAY BE UNABLE TO REPAY ITS DEBT.

     ACL's ability to make scheduled payments of principal of, or to pay the premium, if any, interest or liquidated damages, if any, on, or to refinance, its indebtedness (including the new notes), or to fund planned capital expenditures will depend on its future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control. There can be no assurance that ACL's business will generate sufficient cash flow from operations, that anticipated revenue growth and operating improvements will be realized or that future borrowings will be available under the amended and restated credit agreement or otherwise in an amount sufficient to enable ACL to service its indebtedness, including the new notes, or to fund its other liquidity needs. ACL may be required to refinance all or a portion of the principal of the new notes on or prior to maturity. There can be no assurance, however, that such refinancing would be available on commercially reasonable terms or at all.

  THERE WILL BE SIGNIFICANT RESTRICTIONS IMPOSED ON ACL BY THE AMENDED AND RESTATED CREDIT AGREEMENT AND THE INDENTURES FOR THE NEW NOTES.

     The amended and restated credit agreement and the indentures for the new notes will limit ACL's financial flexibility in a number of ways. They will require ACL to maintain specified financial ratios and tests, among other obligations, including a minimum interest expense coverage ratio, a maximum senior leverage ratio and a maximum senior leverage ratio adjusted for rent. In addition, the amended and restated credit agreement restricts, among other things, ACL's ability to incur additional indebtedness, sell assets, create liens or other encumbrances, incur guarantee obligations, repay the new notes or amend the indentures for the new notes, make certain payments, including dividends or other distributions, incur rent, make investments, loans or advances and make acquisitions and capital expenditures beyond a certain level. A failure to maintain specified financial ratios or otherwise to comply with the restrictions contained in the amended and restated credit agreement could lead to an event of default thereunder, which could result in an acceleration of such indebtedness. In such event, the lenders under the amended and restated credit agreement could elect to declare all amounts outstanding thereunder, together with accrued and unpaid interest, to be immediately due and payable, and, if ACL were unable to repay such amounts, such lenders would have the right to proceed against the collateral granted to them to secure such indebtedness and other amounts (which is expected to be substantially all of the assets of ACL). Such an acceleration would constitute an event of default under the indentures for the new notes. In addition, the indentures for the new notes will restrict, among other things, ACL's ability to incur additional indebtedness, sell assets, create liens or other encumbrances, make certain payments, including dividends or other distributions, or merge or consolidate. A failure to comply with the restrictions in the indentures for the new notes could result in an event of default under the indentures for the new notes.

  ACL'S AMENDED AND RESTATED CREDIT AGREEMENT WILL CONTAIN SIGNIFICANT ENCUMBRANCES ON ITS ASSETS.

     In connection with the amended and restated credit agreement, ACL Holdings will grant the lenders thereunder a first priority lien on all of the membership interests of ACL owned by it as security for its guarantee of ACL's obligations under the amended and restated credit agreement. In the event of a default under the amended and restated credit agreement or such guarantee, the lenders under the amended and restated credit agreement could foreclose upon the assets pledged to secure the amended and restated credit agreement, including such membership interests, and the holders of the new notes might not be able to receive any payments until any payment default was cured or waived, any acceleration was rescinded, or the indebtedness of the amended and restated credit agreement was discharged or paid in full.

                            NO BOARD RECOMMENDATION

     Our board of directors believes the rights offering is in our best interests. The rights offering proceeds, together with the proceeds of the 1999 warrant exercises and, if applicable, the backstop will be used in connection with the restructuring and for general corporate purposes. See "Use of Proceeds."

     OUR BOARD OF DIRECTORS IS NOT MAKING ANY RECOMMENDATION TO YOU AS TO WHETHER YOU SHOULD EXERCISE YOUR WARRANTS. EACH OF YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO EXERCISE YOUR WARRANTS. You should not view SZ Investments' obligations pursuant to the backstop as a recommendation or other indication by our board of directors or SZ Investments that the exercise of your warrants is in your best interests. An investment in shares of our common stock must be made according to your own evaluation of your best interests.

     No dealer, salesman or other person has been authorized by us to provide you with any information other than the information contained in this prospectus supplement, the accompanying prospectus, the information incorporated by reference herein and the other documents delivered herewith. You should rely only on the information provided in this document or other information that we have referred you to. This prospectus supplement, the accompanying prospectus, the other documents referred to and the rights offering do not constitute an offer to sell or a solicitation to buy securities in any jurisdiction in which an offer or a solicitation would be unlawful.

     THE INFORMATION AGENT FOR THE RIGHTS OFFERING, INNISFREE M&A INCORPORATED, HAS AGREED TO PROVIDE SERVICES TO US IN CONNECTION WITH THE RIGHTS OFFERING. IF YOU REQUIRE ASSISTANCE, PLEASE CONTACT THE INFORMATION AGENT AT 501 MADISON AVENUE, 20TH FLOOR, NEW YORK, NEW YORK 10022, TELEPHONE (888) 750-5834 (TOLL-
FREE).

                         DANIELSON HOLDING CORPORATION

     We are a holding company incorporated in Delaware, having separate subsidiaries offering a variety of insurance products. It is our intention to grow by developing business partnerships and making strategic acquisitions. As part of our ongoing corporate strategy, we have continued to seek acquisition opportunities which will both complement our existing operations and enable us to earn an attractive return on investment.

     Our largest subsidiary is our indirect wholly-owned California insurance company, NAICC. NAICC is a California corporation currently engaged in writing private passenger automobile insurance in California and commercial automobile insurance in certain western states, primarily California. Prior to the fourth quarter of 2001, NAICC had also been engaged in writing non-standard private passenger automobile insurance in certain western states outside of California, preferred private passenger automobile insurance and workers' compensation insurance. NAICC is a second tier subsidiary. Prior to 2001, NAICC's immediate parent KCP, which was wholly-owned by MAIC, which was wholly-owned by us. In April 2001, MAIC and KCP were merged into DIND. DIND is wholly-owned by us.

     We had cash and investments at the holding company level of $29.9 million at December 31, 2001. Our total liabilities at the same date were $6.6 million.

     We expect to report, as of the close of our 2001 tax year, aggregate NOLs for federal income tax purposes of approximately $745 million. These losses will expire over the course of the next 18 years unless utilized prior thereto. See
Note 8 to our audited consolidated financial statements as of and for the fiscal year ended December 31, 2001 incorporated in this prospectus supplement and related prospectus by reference from our Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

     Our principal executive offices are located at 767 Third Avenue, New York, New York 10017, and our telephone number is (212) 888-0347.

                         AMERICAN COMMERCIAL LINES LLC

     ACL is an integrated marine transportation and service company. ACL provides barge transportation and ancillary services throughout the inland United States and Gulf Intracoastal Waterway Systems, which include the Mississippi, Illinois, Tennessee and the Missouri Rivers and their tributaries and the Intracoastal canals that parallel the Gulf Coast. In addition, ACL is the leading provider of barge transportation services on the Orinoco River in Venezuela and the Parana/Paraguay River System serving Argentina, Brazil, Paraguay, Uruguay and Bolivia. ACL is a wholly owned subsidiary of its parent holding company, ACL Holdings. For additional information concerning ACL and its business, financial position and prospects, see "Selected Financial
Data -- American Commercial Lines Holdings LLC" and "About ACL."

     ACL's principal executive offices are located at 1701 East Market Street, Jeffersonville, Indiana 47130 and its telephone number is (812) 288-0100.

                                   BACKGROUND

BACKGROUND OF THE RESTRUCTURING

     Following the recapitalization of ACL in 1998, which is described in further detail under the caption "About ACL -- Business -- ACL -- History," ACL's efforts to execute its business plan and meet the financial covenants contained in its existing credit facility were hampered and constrained by a variety of factors, including record severe weather conditions in the United States and South America, reduced demand for U.S. agricultural exports and reduced vessel construction demand, all followed by a general economic slowdown, which further depressed overall demand and rates. ACL aggressively managed its financial performance shortfalls through certain strategic asset sales, the proceeds of which were used to retire debt and reduce leverage, and the implementation of significant cost-saving initiatives, which were designed to reduce operating costs without negatively impacting operating performance or customer service.

     In 2000, ACL's financial performance resulted in a breach of certain financial covenants contained in its existing credit facility. A key factor resulting in the breach was a loss of shipping volume and revenues due to the introduction of genetically altered seed into the U.S. corn supply, leading to grain inspection delays and poor demand for U.S. corn, one of the principal agricultural products transported by American Commercial Barge Line LLC ("ACBL"), a wholly-owned subsidiary of ACL. In addition, historic cold weather in November and December of 2000 resulted in the accumulation of ice on key river segments. These factors resulted in an early closure of the Illinois River and severely impacted ACBL's operations in the fourth quarter of 2000. As a result of the covenant breach, at the beginning of 2001 ACL sought and received a waiver to certain of the covenants contained in its existing credit facility.

     Significant ice and weather delays continued into the first quarter of 2001. Specifically, record freezing temperatures rendered the Illinois and middle Mississippi Rivers nearly unnavigable in January 2001 and for most of February of 2001. These complications caused a significant reduction in ACL's revenues during those periods, as well. The harsh weather conditions also caused ACL to experience increased repair costs and reduced barge capacity.

     The cold weather and ice buildup continued to hamper ACL's overall operations in the second quarter of 2001, as melting ice and heavy rainfall caused significant flooding on the river system. As a result of the flooding, the Upper Mississippi River was closed or significantly restricted throughout most of the second quarter of 2001. The Upper Mississippi River System finally fully opened, allowing shipping vessels to reach Minneapolis/St. Paul, Minnesota, an essential operating port, just prior to Memorial Day 2001, which represented one of the latest system openings in history. In addition, the floods delayed the openings of other important ports, further frustrating ACL's operations and negatively impacting revenues.

     In late summer of 2001, we, as a holder of approximately 19.8% of ACL's existing notes, expressed interest in acquiring ACL. In September of 2001, ACL retained Greenhill & Co., LLC to assist it in the restructuring process and commenced negotiations with us in September of 2001. While the negotiations progressed with us, ACL elected to use the 30-day grace period provided under the terms of the indenture for the existing notes to postpone the $15.1 interest payment under the existing notes, which was due on December 31, 2001 (the "bond interest payment"). Following the 30-day grace period provided by the indenture for the existing notes, ACL again elected not to make the bond interest payment. This election not to pay the bond interest payment constituted an event of default under the indenture for the existing notes, enabling holders of existing notes to accelerate the maturity date of the existing notes making them immediately due and payable. However, noteholders, including us on our behalf and on behalf of our subsidiaries, holding approximately 76.8% of existing notes entered into the lock-up agreements with respect to the restructuring as described below. Acceleration of the maturity of the existing notes under the indenture for the existing notes would have a material adverse effect on ACL's liquidity and the ability of ACL to continue to conduct its business. Further, as a result of ACL's failure to make the bond interest payment, JP Morgan, the administrative agent under ACL's existing credit facility, delivered a notice to ACL in January 2002 asserting that ACL was in default under the existing credit facility. A sufficient number of lenders under ACL's existing credit facility entered into the credit facility forbearance agreement described below. An acceleration of the debt under the existing credit facility would have a material adverse effect on ACL's liquidity and the ability of ACL to continue to conduct its business.

     As a result of the events described above, the administrator under ACL's existing receivables facility asserted that ACL was in default under the facility. While ACL disputed the alleged default, the receivables facility waiver described below was obtained. The receivables facility waiver requires ACL to reduce its overall borrowing under the facility from $60.0 million to no more than $55.0 million. A default under the existing receivables facility or the receivables facility waiver would have a material adverse effect on ACL's liquidity and the ability of ACL to continue to conduct its business.

AGREEMENTS IN PLACE WITH RESPECT TO THE RESTRUCTURING

     The following agreements have been executed in connection with the restructuring:

     - the recapitalization agreement;

     - Waiver and Second Amendment to the Second Amended and Restated Receivables Purchase Agreement, dated February 12, 2002, as modified as of February 25, 2002 and as of April 1, 2002, by and among American Commercial Lines Funding Corporation, a subsidiary of ACL, as seller, ACBL, as servicer, Market Street Funding Corporation, as issuer, and PNC Bank, National Association, as administrator (the "receivables facility waiver"), which waives all existing defaults under the agreement that governs ACL's existing receivables facility through June 30, 2002;

     - a Forbearance Agreement, dated February 22, 2002, as amended and restated as of March 28, 2002, by and among ACL, ACL Holdings, certain subsidiaries of ACL and certain lenders under ACL's existing credit facility (the "credit facility forbearance agreement" and, together with the receivables facility waiver, the "forbearance agreements"), wherein such lenders agreed to refrain from exercising their rights and remedies arising from certain existing defaults under the credit agreement, dated as of June 30, 1998, governing the existing credit facility (as amended, the "existing credit agreement") through the earlier of (1) August 1, 2002, (2) the occurrence of a default under the credit facility forbearance agreement and (3) the consummation of the restructuring;

     - a lock-up, support and voting agreement, dated February 26, 2002, by and among ACL, ACL Holdings, certain preferred unitholders of ACL Holdings and noteholders holding approximately 57.1% of the principal amount of the existing notes, pursuant to which such noteholders agreed to tender their existing notes in the exchange offer, consent to amendments to the indenture for the existing notes, and if applicable, vote in favor of the plan and the preferred unitholders agreed to execute appropriate documents in connection with the recapitalization and support the recapitalization, including, if applicable, vote in favor of the plan (the "noteholders lock-up agreement");

     - a lock-up, support and voting agreement, dated February 26, 2002, by and among ACL, ACL Holdings and us pursuant to which we agreed, and agreed to cause our subsidiaries, if applicable, to consent to amendments to the indenture for the existing notes and, if applicable, vote in favor of the plan (the "DHC lock-up agreement" and, together with the noteholders lock-up agreement, the "lock-up agreements");

     - an amendment agreement, dated April 11, 2002, by and among ACL, ACL Holdings and certain lenders under ACL's existing credit facility, pursuant to which the existing credit agreement will be amended and restated (the "amendment agreement"); and

     - an amended and restated credit agreement, dated April 11, 2002, by and among ACL, ACL Holdings and certain of the lenders under the existing credit agreement (the "amended and restated credit agreement").

     The amended and restated credit agreement will not become effective until satisfaction of certain conditions set forth in the amendment agreement, including the consummation of the recapitalization and the debt restructuring.

A more detailed summary of: (1) the recapitalization agreement is provided elsewhere in this prospectus supplement under the caption "Description of the Recapitalization Agreement"; (2) the credit facility forbearance agreement, the amendment agreement and the amended and restated credit agreement is provided elsewhere in this prospectus supplement under the caption "Description of ACL's Credit Facility Arrangements"; and (3) the receivables facility waiver and the status of a replacement receivables facility is provided elsewhere in this prospectus supplement under the caption "Description of ACL's Receivables Facility Arrangements."

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

AGREEMENT WITH ACL'S SENIOR SECURED LENDERS

     Concurrently with ACL's negotiations with us regarding a possible restructuring, we and ACL began discussions with representatives of ACL's senior secured lenders with respect to a restructuring to be effected either through an exchange transaction pursuant to an exemption from the registration requirements under the Securities Act or a bankruptcy proceeding under Chapter 11 of the United States Bankruptcy Code. After substantial negotiations, ACL and its senior secured lenders agreed to enter into the amendment agreement. The key elements of the restructuring that induced ACL's senior secured lenders were (1) the agreement by us and/or one or more of our subsidiaries to contribute $58.493 million of the outstanding existing notes (plus the interest obligations thereon through the closing date for the restructuring), (2) a $25.0 million cash contribution to ACL Holdings by us and/or one or more of its subsidiaries to be used by ACL to prepay term loans under the existing credit facility which payment will be made on the closing date for the restructuring; (3) $50.0 million of existing revolving credit loans under the existing credit facility being converted into a new term loan that will have an interest rate and other terms substantially similar to the existing revolving credit loans and will participate in the initial $25.0 million amortization payment as well as future scheduled annual term loan amortization payments, (4) amendment and arranger fees and (5) modified financial and restrictive covenants under the amended and restated credit agreement.

     In the event that ACL pursues the restructuring through a bankruptcy proceeding under Chapter 11, JPMorgan has provided a commitment to provide the debtor-in-possession ("DIP") facility. The availability of the borrowings under the DIP facility will be subject to certain borrowing base requirements and the initial extension of credit thereunder will be subject to certain customary conditions for DIP financing facilities.

                               THE RESTRUCTURING

THE FINANCIAL RESTRUCTURING

     The material terms of the restructuring are described below.

     THE RECAPITALIZATION

     Common Unit Surrender and Cancellation of Existing Common Units

     Upon the terms and subject to the conditions set forth in the recapitalization agreement, the common unitholders of ACL Holdings that are party to the recapitalization agreement and that hold only common units of ACL Holdings, which, when taken together with the common units held by the preferred unitholders and the management unitholders (each as defined in the next subsection "Management Unitholder Exchange"), represent approximately 97.5% of the outstanding common units, have agreed to surrender their common units to ACL Holdings in exchange for the mutual release described below pursuant to their consent to the merger (as defined under the caption "DHC Transactions") (the "common unit surrender"). Upon effectiveness of the merger, all the existing common units of ACL Holdings shall cease to exist, including the common units held by the preferred unitholders and the management unitholders.

     Management Unitholder Exchange

     Upon the terms and subject to the conditions set forth in the recapitalization agreement, the members of management of ACL Holdings and ACL that are party to the recapitalization agreement and that hold preferred and common units of ACL Holdings (the "management unitholders") have agreed to exchange all the preferred units held by them for the mutual release (the "management unitholder exchange"). See "-- Management Arrangements" for a further discussion of agreements between us and ACL management.

     DHC Transactions

     Upon the terms and subject to the conditions set forth in the recapitalization agreement, we and/or one or more of our subsidiaries have agreed to:

     - exchange cash in an aggregate amount of $7.0 million for all the preferred units held by the preferred unitholders of ACL Holdings (other than the management unitholders) (the "preferred unitholders") (the "DHC preferred exchange"), $3.5 million of which will be delivered to Brown Water Transportation Corp., a subsidiary of CSX Corporation, and $3.5 million of which will be delivered to 399 Ventures;

     - contribute to ACL Holdings in exchange for newly issued common units of ACL Holdings:

      -- $25.0 million in cash (the "cash contribution"); and

      -- $58.493 million in aggregate principal amount of existing notes, together with all interest obligations thereon, if any, held by us and/or one or more of our subsidiaries, whereupon such existing notes shall be cancelled by ACL Holdings (the "existing note contribution" and, together with the DHC preferred exchange and the cash contribution, the "DHC transactions").

     The DHC transactions and the common unit surrender will be effected pursuant to a merger of a newly-formed indirect subsidiary of DHC with and into ACL Holdings, with ACL Holdings as the surviving entity (the "merger"). The recapitalization consists of the DHC transactions, together with the common unit surrender, the management unitholder exchange and the merger.

     THE DEBT RESTRUCTURING

     The recapitalization described above is part of a larger plan to restructure the obligations of ACL, as follows:

     - the existing credit agreement will be amended and restated on substantially the same terms as described under the caption "Description of ACL's Credit Facility Arrangements," including the prepayment of $25.0 million of term debt thereunder from the proceeds of the cash contribution;

     - the exchange offer will be consummated, and the indenture amendments shall become effective, or the exchange of existing notes for new notes shall be effected through the plan resulting in holders of existing notes obtaining substantially the same consideration offered in the exchange offer; and

     - ACL's existing receivables facility shall be replaced on substantially the same terms.

     GMS/VESSEL LEASING ACQUISITION

     Pursuant to the recapitalization agreement, we and 399 Ventures have agreed to negotiate in good faith the definitive documentation with respect to the GMS/Vessel Leasing acquisition. The cash purchase price to be paid by us for 399 Venture's interest in GMS is $1,290,000 and for Vectura's interest in Vessel Leasing is $2,768,869. Consummation of the GMS/Vessel Leasing acquisition is subject to customary conditions. The closing of the GMS/Vessel Leasing acquisition is not a condition to the consummation of the exchange offer or the closing of the transactions contemplated by the recapitalization agreement or the rights offering.

     MANAGEMENT ARRANGEMENTS

     Upon the terms and subject to the conditions set forth in the recapitalization agreement, we have agreed to grant to the management unitholders, in consideration for their continued employment with ACL following the restructuring, restricted shares of our common stock having a fair market value as determined pursuant to the recapitalization agreement equal to approximately $1.7 million, which will be $5 per share if the rights offering is consummated.

     In addition, upon the terms and subject to the conditions set forth in the recapitalization agreement, we have agreed to solicit stockholder approval of a management incentive stock plan (the "management stock plan"), whereby 6.0% of our common stock (calculated on a fully diluted basis as of the closing of the restructuring) shall be allocated for issuance to identified ACL management over time or, if we cannot obtain such stockholder approval, we shall grant such management participants stock appreciation rights providing such participants with the same economic benefits as the management stock plan.

     The management stock plan is intended to promote our interests and the interests of our stockholders by providing ACL's management team and other key employees with appropriate incentives and rewards to encourage them to enter into and to continue in the employ of us and/or ACL and to acquire a proprietary interest in our and our subsidiaries', including ACL's, long-term success and to reward the performance of such individuals in fulfilling their personal responsibilities for long-range achievements.

     On the closing date for the restructuring, certain members of management of ACL, including Messrs. Hagan, President and Chief Executive Officer of ACL, and Wolff, Senior Vice President -- Finance and Administration of ACL, will be entering into new employment agreements with ACL. The agreements will provide, among other things, for the executives to receive grants of options under the management stock plan to acquire our common stock at an exercise price per share equal to fair market value as determined pursuant to the recapitalization agreement (which will be $5 per share if the rights offering is consummated). The options will vest in part upon continued employment and in part based upon the achievement of specified performance goals. In addition, the agreements for Messrs. Hagan and Wolff will provide that upon termination of each such executive's employment under certain conditions, such executive will be entitled to benefit continuation for one year, severance pay equal to six month's annual base salary and an additional payment equal to the largest bonus paid to the executive by ACL in the three years prior to such termination.

Such agreements also provide that each executive will be subject to certain restrictive covenants, including non-competition, non-solicitation and confidentiality.

     The management stock plan is intended to allow for payment of performance-based compensation within the meaning of Section 162(m) of the Code which generally limits the deduction by an employer for compensation of certain covered officers. Under Section 162(m), certain compensation, including compensation based on the attainment of performance goals, may be disregarded for purposes of this deduction limit if certain requirements are met. Among the requirements for compensation to qualify for this exception is that the material terms pursuant to which the compensation is to be paid be disclosed to and approved by the stockholders in a separate vote prior to the payment. Accordingly, the management stock plan must be approved by stockholders in order for grants made thereunder to qualify as performance based compensation, and this be exempt from the deduction limitation otherwise imposed by Section 162(m).

     For a further description of the terms and conditions of the recapitalization agreement, see "Description of the Recapitalization Agreement."

ALTERNATIVE MEANS FOR IMPLEMENTING THE RESTRUCTURING

     The restructuring is simultaneously being pursued via two alternative mechanisms: (1) the out-of-court restructuring and (2) the in-court restructuring.

     OUT-OF-COURT RESTRUCTURING

     ACL has commenced an exchange offer:

     - offering to exchange all outstanding existing notes, except for existing notes held by us and/or one or more of our subsidiaries, for: (1) $120 million of new 11 1/4% senior notes due January 1, 2008 and (2) $116.507 million of new 12% pay-in-kind senior subordinated notes due July 1, 2008;

     - with respect to existing notes tendered in the exchange offer, except for existing notes held by us and/or one or more of our subsidiaries, offering to issue additional new senior notes in an aggregate principal amount calculated based on the aggregate accrued and unpaid interest owing in respect of such tendered existing notes, through the date on which the exchange offer becomes effective, up to $20.0 million. To the extent the aggregate accrued and unpaid interest on the existing notes tendered in the exchange offer exceeds $20.0 million, ACL will issue additional new senior subordinated notes in an aggregate principal amount calculated based on such excess; and

     - seeking the consent of noteholders to amendments to the indenture for the existing notes and by the tender of existing notes by a noteholder, the automatic act of becoming a party to, and a beneficiary of, the mutual release described below.

     Among other things, the consummation of the exchange offer is conditioned on: (1) the minimum tender condition being satisfied or waived and (2) the recapitalization and the debt restructuring, other than the exchange offer, having been consummated on or prior to the consummation of the exchange offer as required by the recapitalization agreement.

     IN-COURT RESTRUCTURING

     If the exchange offer is not consummated by June 15, 2002, ACL intends to effectuate the restructuring by filing a voluntary petition for relief under Chapter 11 of the Bankruptcy Code and seeking court approval of the restructuring.

     To facilitate court approval of the in-court-restructuring, ACL has solicited the holders of the existing notes for acceptances of the plan. The plan contains the terms of the restructuring, which will, if approved, result in substantially the same distributions as would be effectuated through the out-of-court-restructuring.

     In connection with the possible in-court restructuring, ACL's solicitation materials included forecasts of ACL's operating revenue, operating income, net earnings (loss) and EBITDA summarized below. The forecasts were based upon numerous assumptions and adjustments to reflect the terms of a possible in-court restructuring, including the plan. ACL has filed a copy of the solicitation materials as an exhibit to its Current Report on Form 8-K filed with the Commission on April 19, 2002.

     Should we not acquire 100% of ACL Holdings or elect not to implement "push-down accounting," the use of "fresh-start accounting" under the requirements of Statement of Position 90-7 "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" (SOP 90-7), issued by the American Institute of Certified Public Accountants, may apply upon ACL's emergence from a Chapter 11 proceeding. The provisions of fresh start accounting under SOP 90-7 require that ACL revalue its assets and liabilities at fair value, reset its unitholders' equity using the reorganization value established in the bankruptcy and record any applicable reorganization value in excess of amounts allocable to identifiable assets. The forecasts prepared under SOP 90-7 could differ from the Forecasts prepared under SFAS 141 as presented in ACL's solicitation materials and summarized in this prospectus supplement.

               SUMMARY OF ACL'S FORECASTED FINANCIAL INFORMATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                            (IN-COURT RESTRUCTURING)

                                                              FISCAL YEARS
                                          ----------------------------------------------------
                                            2002       2003       2004       2005       2006
                                          --------   --------   --------   --------   --------
Operating Revenue.......................  $841,865   $874,986   $912,106   $939,270   $947,527
Operating Income........................    41,871     46,845     49,607     51,935     47,191
Net Earnings (Loss).....................  $(22,028)  $(22,119)  $(17,558)  $(16,182)  $(18,951)
EBITDA..................................   116,170    117,030    118,693    121,537    116,190

     ACL's solicitation materials stated that the forecasts were based on the successful implementation of ACL's business plan and the in-court restructuring. Both the business plan and the forecasts reflected numerous assumptions, including various assumptions regarding the anticipated future performance of ACL, industry performance, general business and economic conditions and other matters, most of which are beyond the control of ACL. ACL stated that the actual results achieved during the forecast period will vary from the forecasted results and variations may be material and subject to increasing uncertainty over time. Accordingly, ACL made no representation with respect to the accuracy of the forecasts or the ability of ACL or reorganized ACL to achieve the forecasted results of operations.

     The forecasts included in ACL's solicitation materials have been prepared by, and are the responsibility of, ACL's management. PricewaterhouseCoopers LLP has neither examined nor compiled the forecasts and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP reports incorporated by reference in this prospectus supplement relate to ACL's historical financial information. They do not extend to the forecasts and should not be read to do so. These forecasts were not prepared with a view toward compliance with published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. ACL believes, however, that the forecasts are measured on a basis consistent with GAAP as applied to ACL's historical financial statements. None of ACL or its representatives or us or our representatives assumes any responsibility for the accuracy of the projections, and ACL has made no representation to us regarding the forecasts described above. ACL stated that it did not intend to update, revise or correct such forecasts if they became inaccurate.

TO THE BEST OF OUR KNOWLEDGE, ACL HAS NOT MADE ANY DECISION AS OF THE DATE OF THIS PROSPECTUS SUPPLEMENT TO COMMENCE ANY CHAPTER 11 CASE.

     IF THE RESTRUCTURING IS CONSUMMATED PURSUANT TO THE IN-COURT-ALTERNATIVE, WE WILL TERMINATE THE RIGHTS OFFERING. HOWEVER, WE EXPRESSLY RESERVE OUR RIGHT TO RECOMMENCE THE RIGHTS OFFERING AT A LATER DATE.

MUTUAL RELEASE

     A condition to consummation of the restructuring is that we, along with ACL Holdings, ACL, all holders of preferred units of ACL Holdings, including management holders of preferred units of ACL Holdings, holders of common units of ACL Holdings party to the recapitalization agreement and the financial institutions that are party to the amendment agreement must release (the "mutual release") on their own behalf and on behalf of their related parties, the other parties to the mutual release and their related parties from every, any and all claims, which claims against the other parties to the mutual release and their related parties, such party and its related parties ever had, now have or hereafter can, shall or may have, for, upon or by reason of any matter, act, failure to act, transaction, event, occurrence, cause or thing whatsoever from the beginning of the world to the date of the consummation of the restructuring directly or indirectly relating to ACL Holdings or ACL and its subsidiaries, subject to limited exceptions.

FINANCIAL ADVISOR

     Credit Suisse First Boston acted as our financial advisor with respect to the financial aspects of the restructuring.

                 DESCRIPTION OF THE RECAPITALIZATION AGREEMENT

     The following summary of the recapitalization agreement does not purport to be complete and is qualified in its entirety by reference to the recapitalization agreement, a copy of which is filed as an exhibit to our Current Report on Form 8-K filed with the Commission on March 27, 2002.

     The recapitalization agreement contains usual and customary representations and warranties of the parties thereto.

     The recapitalization agreement also contains usual and customary covenants. In addition, ACL Holdings and ACL are restricted from taking a number of actions during the period between the signing of the recapitalization agreement and the closing of the transactions contemplated thereunder, including, among other things, distributing dividends, incurring debt, increasing compensation or amending employment agreements, selling assets, entering into joint ventures or partnerships, making capital expenditures, making loans or investments, changing organizational documents, changing accounting principles and amending the lock-up agreements or the forbearance agreements, except when such actions are taken with our permission, in the ordinary course of business, as required by law or as otherwise specifically permitted by the recapitalization agreement.

     ACL Holdings, ACL, the preferred unitholders party to the recapitalization agreement and the management unitholders party to the recapitalization agreement have represented that they have terminated any discussions with third parties regarding an alternative agreement for the sale, reorganization or restructuring of ACL and have further agreed not to solicit, initiate or encourage any such discussions, except that ACL Holdings and ACL may engage in discussions and negotiate with third parties who make unsolicited proposals where ACL's board of managers determines in good faith that such discussions could lead to an alternative agreement that (1) is on terms that the board of representatives of ACL Holdings determines to be more favorable, from a financial point of view, than the transactions contemplated by the recapitalization agreement from the perspective of those to whom fiduciary duties are owed; (2) is reasonably capable of being completed on the terms proposed, taking into account financial, legal, regulatory and other aspects of such terms; and (3) is on terms no more conditional than those contained in the recapitalization agreement (a "superior proposal").

     Further, ACL Holdings and ACL have agreed to commence a voluntary Chapter 11 case and seek confirmation of the plan if holders of at least 95% of the outstanding principal amount of the existing notes (the existing notes held by us and our subsidiaries and contributed to ACL Holdings pursuant to the recapitalization agreement shall be deemed to have been tendered in the exchange offer and the holders thereof to have consented to the indenture amendments for these purposes) do not accept the exchange offer and indenture amendments by the earlier of the expiration date of the exchange offer and June 15, 2002. If a Chapter 11 case is commenced, ACL Holdings and ACL will file a motion for approval by the bankruptcy court of the payment of the termination fee and the expense reimbursement described below.

     The consummation of the transactions contemplated under the recapitalization agreement is subject to usual and customary conditions in addition to the following conditions:

     - with respect to the obligations of ACL Holdings, ACL and us, the amended and restated credit agreement, or debtor-in-possession and exit credit facilities, shall be in full force and effect;

     - with respect to the obligations of ACL Holdings, ACL, us and the preferred unitholders party to the recapitalization agreement, the exchange offer and indenture amendments must be accepted by holders of at least 95% of the outstanding principal amount of the existing notes (the existing notes held by us and our subsidiaries and contributed to ACL Holdings pursuant to the recapitalization agreement shall be deemed to have been tendered in the exchange offer and consented to the indenture amendments for these purposes) or, if the plan is filed, a bankruptcy court must have confirmed the plan;

     - with respect to the obligations of ACL Holdings, ACL and us, ACL's existing receivables facility must be replaced by a new facility with substantially similar terms; and

     - with respect to the obligations of all parties to the recapitalization agreement, all parties to the mutual release must consent to, and become party to, the mutual release.

     The recapitalization agreement may be terminated prior to the closing of the restructuring:

     - by mutual written consent of us and ACL Holdings;

     - by us, ACL Holdings or the preferred unitholders (other than management) party thereto on or after August 1, 2002; provided, that the terminating party is not in material breach of the recapitalization agreement and is not the cause of the failure to close;

     - by us, ACL Holdings or the preferred unitholders (other than management) party thereto if a court or governmental authority has issued a final and nonappealable order, decree or ruling prohibiting the transactions contemplated by the recapitalization agreement; provided, that the terminating party is not in material breach of the recapitalization agreement and has used reasonable best efforts to avoid issuance of the order, decree or ruling;

     - by either ACL Holdings and ACL, on the one hand, or us, on the other hand, if the other materially breaches a representation, warranty, covenant or agreement which would result in a failure of a closing condition and cannot be cured by August 1, 2002;

     - by ACL Holdings so that it may enter into an alternative agreement with a third party that provides for the sale, reorganization or restructuring of ACL; provided, that such alternative agreement is a superior proposal;

     - by us if the exchange offer is not consummated and if a Chapter 11 case is not commenced (including, without limitation, the filing of the plan and related disclosure statement) in a form reasonably satisfactory to us, ACL Holdings and ACL by June 15, 2002;

     - by us, if a Chapter 11 case is commenced with respect to ACL Holdings or ACL, and there is a failure to meet certain objectives related to transactions contemplated by the recapitalization agreement; or

     - by us or ACL, if the bankruptcy court approves a superior proposal; provided, that ACL's obligations will not be terminated until the termination fee and expense reimbursement (discussed below) are paid if due.

     In the event that the recapitalization agreement is terminated, ACL Holdings or ACL will be obligated to pay a termination fee of:

     - $3.0 million, less certain expense reimbursements paid to us (discussed below) if (1) we terminate the recapitalization agreement for a material breach by ACL Holdings or ACL of its representations, warranties, covenants or agreements which would result in the failure of a condition that cannot be cured by August 1, 2002, (2) ACL or ACL Holdings terminates because of a final and nonappealable order, decree or ruling of any court or government authority prohibiting the transactions contemplated by the recapitalization agreement, (3) we terminate because a Chapter 11 case has not been commenced by June 15, 2002, (4) we terminate because a Chapter 11 case is commenced with respect to ACL Holdings or ACL and certain objectives have not been met, or (5) the recapitalization agreement is terminated (a) on or after the August 1, 2002 termination date or (b) because the bankruptcy court approves a superior proposal and a transaction for the sale of ACL to a third party (other than a transaction constituting a superior proposal) is consummated; or

     - $4.0 million, less certain expense reimbursements paid to us (discussed below), if ACL Holdings terminates following receipt of a superior proposal; or

     - $4.0 million, less certain expense reimbursements paid to us (discussed below), if the recapitalization agreement is terminated (1) on or after the August 1, 2002 termination date or (2) because the bankruptcy court approves a superior proposal and a transaction constituting a superior proposal is consummated within twelve (12) months following such termination.

     However, neither ACL Holdings nor ACL is obligated to pay the termination fee if the recapitalization agreement is terminated as a direct or indirect result of certain terrorist events, as a result of a breach by ACL Holdings and ACL of their representation regarding knowledge of written notification by their customers of an intent to reduce or terminate business in a manner that would reasonably be expected to cause ACL to lose at least $100.0 million, on a net basis, of projected revenue over twelve months following execution of the recapitalization agreement or concurrent with our material breach of any representation, warranty, covenant or agreement contained in the recapitalization agreement.

     The recapitalization agreement also provides that all costs and expenses incurred in connection with the recapitalization agreement and the transactions contemplated thereunder will be paid by the party incurring such costs, except that ACL Holdings or ACL will be obligated to reimburse our reasonable costs and expenses incurred in connection with the recapitalization agreement up to a maximum of $1.0 million in addition to the $1.0 million advanced to us prior to the execution of the recapitalization agreement.

               DESCRIPTION OF ACL'S CREDIT FACILITY ARRANGEMENTS

     The descriptions set forth below do not purport to be complete and are qualified in their entirety by reference to the credit facility forbearance agreement, the amendment agreement and the amended and restated credit agreement, which are available upon request.

CREDIT FACILITY FORBEARANCE AGREEMENT

     Pending the satisfaction of the conditions included in the amendment agreement, ACL's existing credit agreement will remain in full force and effect subject to the credit facility forbearance agreement. Pursuant to the credit facility forbearance agreement, the senior secured lenders under the existing credit facility agreed to refrain from exercising their rights and remedies arising from certain existing events of default under the existing credit agreement until the earlier of (1) August 1, 2002, (2) the occurrence of a forbearance default under the credit facility forbearance agreement and (3) the consummation of the restructuring. The credit facility forbearance agreement also provides that the commencement of a case under Chapter 11 by ACL Holdings, ACL and/or its subsidiaries and the resulting (1) failure to pay interest on the existing notes, (2) authorization of the use by ACL Holdings, ACL and/or its subsidiaries of certain collateral and cash collateral of the senior secured lenders and (3) incurrence of loans under a DIP facility will not in and of themselves constitute an event of default under the existing credit agreement or a forbearance default under the credit facility forbearance agreement.

     Forbearance defaults under the credit facility forbearance agreement include, but are not limited to, the following:

     - any event of default under the existing credit agreement other than certain acknowledged and existing events of default;

     - a breach of any terms of the credit facility forbearance agreement;

     - the DHC lock-up agreement and the noteholder lock-up agreement shall for any reason cease to be in full force and effect to bind holders of at least 66 2/3% of the outstanding aggregate principal amount of the existing notes and at least a majority of the holders of the existing notes;

     - unless ACL is proceeding with a Chapter 11 case, ACL's existing receivables facility is for any reason terminated, suspended or unwound;

     - unless ACL is proceeding with a Chapter 11 case, the exchange offer is withdrawn or modified in a manner that is adverse to the senior secured lenders, or is not accepted by holders of at least 95% of the outstanding aggregate principal amount of the existing notes and consummated on or prior to June 15, 2002; or

     - the recapitalization agreement is terminated for any reason.

AMENDMENT TO THE EXISTING CREDIT AGREEMENT

     On April 11, 2002, ACL, the administrative agent under the existing credit facility and the requisite senior secured lenders under the existing credit facility entered into the amendment agreement to amend the existing credit agreement. The amendment agreement provides, among other things, that upon satisfaction of certain conditions precedent (1) the existing credit agreement will be amended and restated in its entirety by the amended and restated credit agreement (as described below), (2) $50.0 million of the then outstanding revolving credit loans will be converted into a new term loan with the revolving credit commitments permanently reduced by such amount and (3) ACL will be obligated to immediately prepay $25.0 million of the term loans on a pro rata basis (including the new term loan described in (2) above).

     The amendment agreement provides that the effectiveness of the amended and restated credit agreement is subject to certain conditions to be satisfied on a date (the "restatement date"), on or prior to August 1, 2002, including but not limited to, the following:

     - ACL Holdings, we and certain other parties shall have executed and delivered to the administrative agent the amended and restated limited liability company agreement of ACL Holdings;

     - our and our subsidiaries' $25 million cash contribution shall have been made and ACL shall have used the cash proceeds thereof for the prepayment of term loans as described above;

     - the exchange offer and the indenture amendments shall have been commenced on or prior to April 15, 2002, been accepted by holders of at least 95% of the aggregate principal amount of the existing notes and the exchange offer shall have been consummated on or prior to June 15, 2002; or ACL Holdings shall have commenced a case under Chapter 11 on or prior to June 15, 2002, the plan shall have been confirmed by the court and become effective and ACL shall have emerged from the Chapter 11 case proceedings on or prior to August 1, 2002;

     - the restructuring shall have been consummated;

     - the administrative agent under the existing credit agreement shall have received evidence that the existing receivables facility shall have been extended or replaced by a receivables purchase agreement with substantially similar material terms;

     - the cash on hand at ACL and certain of its subsidiaries that are guarantors under the existing credit agreement plus the unused revolving credit commitments under the existing credit agreement shall exceed $10 million; and

     - if a case under Chapter 11 shall have been commenced and if any DIP financing shall have been provided to ACL Holdings or ACL, (1) the principal, interest, fees and other amounts due pursuant to such financing shall have been repaid in full, (2) all letters of credit issued pursuant to such DIP facility shall have been cash collateralized or continued pursuant to the amended and restated credit agreement or supported by standby letters of credit, as required by such DIP facility,
       (3) all commitments to lend pursuant to such financing shall have been permanently terminated and (4) all obligations pursuant or relating to such financing and all security interests related thereto shall have been discharged, other than contingent indemnity obligations.

     The senior secured lenders who have entered into the amendment agreement have also authorized the administrative agent to consent and become party to the mutual release on their behalf.

AMENDED AND RESTATED CREDIT AGREEMENT

     Pursuant to the amendment agreement, the amended and restated credit agreement will become effective upon satisfaction of certain conditions contained in the amendment agreement, as described above.

     Pursuant to the existing credit agreement, the senior secured lenders previously (1) made Tranche B Term Loans to ACL in an aggregate principal amount equal to $200.0 million, of which approximately $143.9 million is currently outstanding, (2) made Tranche C Term Loans to ACL in an aggregate principal amount equal to $235.0 million, of which approximately $169.4 million is currently outstanding and (3) extended and agreed to extend credit to ACL in the form of revolving loans and letters of credit in an aggregate principal amount not to exceed $100 million, of which approximately $84.0 million is currently outstanding in the form of revolving loans and $15.4 million is currently outstanding in the form of letters of credit.

     Pursuant to the terms of the amendment agreement described above, $50.0 million of the outstanding revolving loans as of the restatement date will be converted into Tranche A Term Loans with the revolving credit commitments permanently reduced by such amount. On the restatement date, ACL will be required to prepay $25.0 million aggregate principal amount of the outstanding term loans on a pro rata basis. JP Morgan, continuing as the issuing bank under the amended and restated credit agreement, has agreed to continue to issue letters of credit, in an aggregate face amount not to exceed $25 million to support payment obligations incurred in the ordinary course of business of ACL and its subsidiaries. It is anticipated that as of the restatement date the revolving facility will be fully utilized.

     The revolving loans under the amended and restated credit agreement mature on June 30, 2005. The Tranche A Term Loans under the amended and restated credit agreement mature on June 30, 2005. The Tranche B Term Loans under the amended and restated credit agreement mature on June 30, 2006, and will be amortized quarterly from December 31, 2002 through March 31, 2006. Tranche B Term Loans will be amortized quarterly pursuant to the following schedules as set forth in the amended and restated credit agreement:

                      DATE                          AMOUNT
                      ----                        -----------
December 31, 2002                                 $   171,197
March 31, 2003                                        171,197
June 30, 2003                                         171,197
September 30, 2003                                  3,423,906
December 31, 2003                                   3,423,906
March 31, 2004                                      3,423,906
June 30, 2004                                       3,423,906
September 30, 2004                                 12,839,644
December 31, 2004                                  12,839,644
March 31, 2005                                     12,839,644
June 30, 2005                                      12,839,644
September 30, 2005                                 17,119,527
December 31, 2005                                  17,119,527
March 31, 2006                                     17,119,527
June 30, 2006                                      17,119,523

     The Tranche C Term Loans under the amended and restated credit agreement mature on June 30, 2007, and will be amortized quarterly pursuant to the following schedules as set forth in the amended and restated credit agreement:

                       DATE                          AMOUNT
                       ----                         --------
December 31, 2002                                   $170,882
March 31, 2003                                       170,882
June 30, 2003                                        170,882
September 30, 2003                                   170,882
December 31, 2003                                    170,882
March 31, 2004                                       170,882
June 30, 2004                                        170,882
September 30, 2004                                   170,882
December 31, 2004                                    170,882
March 31, 2005                                       170,882
June 30, 2005                                        170,882
September 30, 2005                                   170,882
December 31, 2005                                    170,882

                       DATE                          AMOUNT
                       ----                         --------
March 31, 2006                                       170,882
June 30, 2006                                        170,882
September 30, 2006                                  38,790,074
December 31, 2006                                   38,790,074
March 31, 2007                                      38,790,074
June 30, 2007                                       38,790,063

     ACL is also required to prepay the term loans in an aggregate principal amount equal to (i) $6,250,000, on or before September 30, 2002, (ii) $18,750,000, on or before December 31, 2002, (iii) $6,250,000, on or before
September 30, 2003, and (iv) $18,750,000, on or before December 31, 2003. Such prepayments will be applied pro rata among the outstanding term loans, first, in chronological order to installments of principal scheduled to be paid within 12 months after such prepayment, and second, pro rata against the remaining scheduled installments of principal of the outstanding term loans. The loans bear interest at a floating rate and may be maintained as either ABR Borrowings (as defined in the amended and restated credit agreement) or Eurodollar Borrowings (as defined in the amended and restated credit agreement). Loans comprising each ABR Borrowing bear interest at an annual rate equal to the greatest of (a) the prime rate (of the administrative agent) in effect on such date, (b) a certain Base CD Rate (as defined in the amended and restated credit agreement) in effect on such day plus 1% and (c) the Federal Funds Effective Rate (as defined in the amended and restated credit agreement) in effect on such day plus 1/2 of 1%; plus, in each case, an applicable margin based on a certain consolidated leverage ratio for ACL. The loans comprising each Eurodollar Borrowing bear interest at an annual rate equal to the product of (a) the LIBOR Rate (as defined in the amended and restated credit agreement) in effect for the such interest period and (b) Statutory Reserves (as defined in the amended and restated credit agreement); plus an applicable margin based on a certain consolidated leverage ratio for ACL. In the case of loans comprising each ABR Borrowing, interest payment dates will be quarterly. In the case of loans comprising each Eurodollar Borrowing, interest payment dates will generally be on the last day of each relevant interest period and in the case of any interest period longer than three months, on each day that would have been an interest payment date had successive interest periods of three months' duration been applicable to such loans. The obligations under the amended and restated credit agreement will be guaranteed by ACL Holdings and substantially all of ACL's domestic subsidiaries (other than its accounts receivable subsidiary). The obligations under the amended and restated credit agreement will be secured by substantially all of the assets of ACL Holdings, ACL and the subsidiary guarantors. The guarantee and security agreements under the existing credit agreement will remain in effect with respect to the amended and restated credit agreement.

     ACL may at any time, in whole or in part, terminate, or from time to time reduce without premium or penalty, the revolving loan commitments provided that any partial reduction of the revolving loan commitments is in integral multiples of $1.0 million and in a minimum amount of $1.0 million. ACL has the right to prepay any and all loans under the amended and restated credit agreement provided that each partial prepayment is in an amount that is an integral multiple of $1.0 million and not less than $3.0 million.

     The amended and restated credit agreement requires ACL to prepay all outstanding revolving loans on the date the commitments for the revolving loans are terminated. In addition to the quarterly amortization of the term loans and the mandatory prepayments described above, ACL is required to prepay the term loans with:

     - 100% of the net proceeds of certain asset sales and increases in the size of the receivables program under the existing receivable facility;

     - 100% of the net proceeds from certain equity issuances;

     - 75% of excess cash flow as defined in the amended and restated credit agreement;

     - 100% of the net proceeds from certain issuances or incurrence of indebtedness or as a result of certain sale and leaseback transactions; and

     - 100% of proceeds from certain casualty and condemnation awards.

     The amended and restated credit agreement contains a number of covenants that, among other things, restrict ACL and its subsidiaries' ability to:

     - incur additional indebtedness;

     - create, incur, assume or permit to exist liens on property and assets;

     - enter into sale and lease-back transactions;

     - make investments, loans and advances;

     - engage in mergers or consolidations or the sale or other disposition of assets;

     - declare or pay dividends and make distributions or restrict the ability of ACL's subsidiaries to pay dividends and make distributions;

     - enter into transactions with affiliates;

     - enter into new lines of business; and

     - incur capital expenditures exceeding certain specified amounts.

     The amended and restated credit agreement also requires that ACL comply with a consolidated senior leverage ratio, a consolidated interest coverage ratio and a rent adjusted consolidated senior leverage ratio. In addition, the amended and restated credit agreement limits the amount of ACL's annual rent expense to certain amounts during specified time periods.

     The amended and restated credit agreement includes customary events of default, including, but not limited to, the following:

     - any representation or warranty made or deemed made is false or misleading in any material respect on or as of the date made or deemed made;

     - the failure to pay principal on any loan when due or any interest or other amount that becomes due within five business days after the due date thereof;

     - the default in the performance of negative covenants or a default in the performance of other covenants or agreements for a period of thirty days following notice to ACL;

     - default on the payment of principal or interest on other indebtedness with a principal amount in excess of $5.0 million when due and payable or the default in the performance of covenants or agreements under the agreements governing such other indebtedness that has caused the holders of such indebtedness to declare the indebtedness due and payable prior to its stated maturity;

     - certain bankruptcy and insolvency events;

     - the incurrence of any judgment or order, not covered by insurance, for the payment of money in an amount in excess of $5.0 million that has not been discharged within 30 days; and

     - a change in control event as defined in the amended and restated credit agreement.

DIP FACILITY AND EXIT FACILITY

     In the event that ACL pursues the restructuring through a bankruptcy proceeding under Chapter 11, JP Morgan has provided a commitment to provide a DIP facility of up to $65.0 million. The availability of the borrowings under the DIP Facility will be subject to certain borrowing base requirements and the initial extension of credit thereunder will be subject to certain customary conditions for DIP financing facilities.

     Upon the approval of the plan by the Bankruptcy Court and subject to the satisfaction of the conditions precedent included in the amendment agreement, some of which are described above, the amended and restated credit agreement will become effective and serve as our exit facility.

             DESCRIPTION OF ACL'S RECEIVABLES FACILITY ARRANGEMENTS

RECEIVABLES FACILITY WAIVER

     Pursuant to the terms of the receivables facility waiver, certain existing defaults and obligations of American Commercial Lines Funding Corporation, as seller, and ACBL, as the servicer under the existing receivables facility, were waived until the earlier of (a) 5:00 p.m. on June 30, 2002, (b) such time as ACBL or any affiliate of ACBL shall initiate any proceeding for the relief of debtors, including the filing of a petition for bankruptcy protection and (c) a termination event occurs under the receivables purchase agreement governing the existing receivables facility. The receivables facility waiver also amended the receivables purchase agreement to, among other things, extend the termination date of the receivables purchase agreement from April 30, 2002 to June 30, 2002 and add as additional termination events under the receivables purchase agreement the failure of American Commercial Lines Funding Corporation or ACBL to replace the existing receivables facility or make certain payments under the receivables purchase agreement on or before June 30, 2002.

STATUS OF REPLACEMENT FACILITY

     ACL is currently in discussions with certain lenders to replace the existing receivables facility with a new receivables facility on substantially the same terms as the existing receivables facility.

                         DESCRIPTION OF ACL'S NEW NOTES

NEW SENIOR NOTES

     The new senior notes, due January 1, 2008, will be issued pursuant to an indenture between ACL and ACL Capital Corp. (collectively, the "issuers") and The Bank of New York, as trustee. Interest on the new senior notes will accrue at the rate of 11 1/4% per annum from the date of issuance and will be payable in cash, semi-annually in arrears on June 30 and December 31 of each year, commencing June 30, 2002, if ACL's exchange offer and consent solicitation is consummated on or prior to June 15, 2002.

     At any time on or after February 1, 2005, the issuers and their permitted assigns may redeem some or all of the new senior notes at the redemption prices listed below:

PERIOD                                                        PERCENTAGE
------                                                        ----------
February 1, 2005 - December 31, 2005 .......................   105.6250%
January 1, 2006 - December 31, 2006.........................   102.8125%
January 1, 2007 and thereafter..............................   100.0000%

     At any time prior to February 1, 2005, the issuers and their permitted assigns may redeem up to 35% of the aggregate principal amount of the new senior notes with the proceeds of certain equity offerings at a redemption price equal to 111.25% of the principal amount thereof plus accrued and unpaid interest thereon; provided, that 65% of the original issue of the new senior notes remains outstanding and provided further that none of the new senior subordinated notes remain outstanding at the time of redemption. In addition, at any time prior to February 1, 2005, the new senior notes may be redeemed, in whole or in part, at the option of the issuers and their permitted assigns, at once or from time to time, at a redemption price equal to 100% of the principal amount thereof plus the applicable premium thereon, together with accrued and unpaid interest thereon to the redemption date. The issuers have the right to assign their rights to redemption to any of their direct or indirect parent companies.

     The issuers' obligations under the new senior notes will be guaranteed on an unsecured, senior basis by ACL's domestic subsidiaries (other than ACL Capital Corp., any accounts receivable subsidiary of ACL and certain subsidiaries of ACL without substantial assets or operations).

     The new senior notes will be general unsecured senior obligations of the issuers, rank pari passu in right of payment with all existing and future senior indebtedness of the issuers and rank senior in right of payment to all subordinated indebtedness of the issuers. The subsidiary guarantee of each subsidiary of ACL guaranteeing the new senior notes (a "subsidiary guarantor") will rank pari passu in right of payment with all existing and future senior indebtedness of such subsidiary guarantor and rank senior in right of payment with all existing and future subordinated indebtedness of such subsidiary guarantor. The new senior notes will be effectively subordinated in right of payment to any secured indebtedness of the issuers or the subsidiary guarantors to the extent of the value of and the perfection of the liens on the assets serving as security for such secured indebtedness. The new senior notes will also be effectively subordinated to all liabilities of subsidiaries of the issuers that are not subsidiary guarantors. As of December 28, 2001, after giving pro forma effect to the restructuring and assuming that all the existing notes are tendered in the exchange offer, the issuers and the subsidiary guarantors would have had approximately $626.8 million principal amount of outstanding indebtedness, including $5.9 million in capital lease obligations and $0.2 million of other debt, of which approximately $378.4 million would have been secured, including $5.9 million in capital lease obligations and $0.2 million of other debt, and ACL's subsidiaries that are not subsidiary guarantors (other than its accounts receivable subsidiary, American Commercial Lines Funding Corporation) would have had $13.0 million in outstanding liabilities other than intercompany indebtedness.

     If ACL or any of its restricted subsidiaries sell certain assets and do not reinvest the proceeds or repay senior indebtedness, or if they experience specific kinds of changes of control and do not redeem all of the new senior notes prior to 60 days following the change of control, the issuers must offer to repurchase notes at the prices and in the amounts described in the indenture for the new senior notes.

     The indenture governing the new senior notes will contain certain covenants that will limit, among other things, ACL's ability and the ability of ACL's subsidiaries to pay dividends or make distributions, redeem capital stock or membership interests or make certain other restricted payments or investments, incur additional indebtedness or issue certain preferred equity interests, merge, consolidate or sell all or substantially all of ACL's assets, create any consensual limitation on the ability of ACL's subsidiaries to pay dividends, make loans or transfer property to ACL and its subsidiaries, engage in sale and leaseback transactions, sell assets, including capital stock of ACL's subsidiaries, create liens on assets, enter into certain transactions with affiliates and engage in unrelated business. These covenants are subject to important exceptions and qualifications.

NEW SENIOR SUBORDINATED NOTES

     The new senior subordinated notes, due June 1, 2008, will be issued pursuant to an indenture between the issuers and The Bank of New York, as trustee. The new senior subordinated notes will bear interest at 12% per annum from and after the date of issuance through the second anniversary of such issuance, payable in additional new senior subordinated notes, and after the second anniversary of issuance, will bear interest, at ACL's option, at either
(1) 12% per annum, payable in cash or (2) 13.5% per annum, payable in additional new senior subordinated notes. Interest on the new senior subordinated notes will be payable on June 30 and December 31 of each year, beginning on June 30, 2002 if ACL's exchange offer and consent solicitation is consummated on or prior to June 15, 2002. The terms of ACL's amended and restated credit agreement currently prohibit it from paying cash interest on the new senior subordinated notes at any time.

     The issuers and their permitted assigns may redeem the new senior subordinated notes at any time at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon. The issuers have the right to assign their right to redemption to any of their direct or indirect parent companies.

     The issuers' obligations under the new senior subordinated notes will be guaranteed on an unsecured, senior subordinated basis by ACL's domestic subsidiaries (other than ACL Capital Corp., any accounts receivable subsidiary of ACL and certain subsidiaries of ACL without substantial assets or operations).

     The new senior subordinated notes will be general unsecured senior subordinated obligations of the issuers, rank junior in right of payment to all senior debt (as defined in indenture for the new senior subordinated notes) of the issuers, including the obligations under ACL's credit facility and the new senior notes, rank pari passu in right of payment with all existing and future senior subordinated indebtedness of the issuers and rank senior in right of payment to all subordinated obligations of the issuers. The senior subordinated subsidiary guarantee of each subsidiary guarantor will rank junior in right of payment to all senior debt (as defined in indenture for the new senior subordinated notes) of such subsidiary guarantor, including its subsidiary guarantees of ACL's credit facility and the new senior notes, rank pari passu in right of payment with all existing and future senior subordinated indebtedness of such subsidiary guarantor and rank senior in right of payment to all subordinated obligations of such subsidiary guarantor. The new senior subordinated notes will be effectively subordinated in right of payment to any secured indebtedness of the issuers or the subsidiary guarantors to the extent of the value of and the perfection of the liens on the assets serving as security for such secured indebtedness. The new senior subordinated notes will also be effectively subordinated to all liabilities of subsidiaries of the issuers that are not subsidiary guarantors. The new senior subordinated notes will be contractually subordinated to all of the issuers' senior debt (as defined in the indenture for the new senior subordinated notes) and the senior debt (as defined in the indenture for the new senior subordinated notes) of the subsidiary guarantors, as applicable, including the issuers' obligations and the subsidiary guarantors' obligations under the credit facility and the new senior notes.

     As of December 28, 2001, after giving pro forma effect to the restructuring and assuming that all of the existing notes are tendered in the exchange offer, the issuers and the subsidiary guarantors would have had approximately $510.3 million principal amount of outstanding senior debt, including $5.9 million of capital lease obligations and $0.2 million of other debt, to which the new senior subordinated notes would have been subordinated in right of payment. As of December 28, 2001, the issuers and the subsidiary guarantors had approximately $403.4 million in outstanding secured indebtedness, including $5.9 million of capital lease obligations and $0.2 million of other debt, and, after giving pro forma effect to the restructuring, the issuers and the subsidiary guarantors would have had approximately $378.4 million in outstanding secured indebtedness, including $5.9 million of capital lease obligations and $0.2 million of other debt. As of December 28, 2001, after giving pro forma effect to the restructuring, the issuers and the subsidiary guarantors would have had $13.0 million in outstanding liabilities other than intercompany indebtedness.

     If ACL or any of its restricted subsidiaries sell certain assets and do not reinvest the proceeds or repay senior indebtedness, or if they experience specific kinds of changes of control and do not redeem all of the new senior subordinated notes prior to 60 days following the change of control, the issuers must offer to repurchase notes at the prices and in the amounts described in the indenture for the new senior subordinated notes.

     The indenture governing the new senior subordinated notes will contain certain covenants that will limit, among other things, ACL's ability and the ability of ACL's subsidiaries to pay dividends or make distributions, redeem capital stock or membership interests or make certain other restricted payments or investments, incur additional indebtedness or issue certain preferred equity interests, merge, consolidate or sell all or substantially all of ACL's assets, create any consensual limitation on the ability of ACL's subsidiaries to pay dividends, make loans or transfer property to ACL and its subsidiaries, engage in sale and leaseback transactions, sell assets, including capital stock of ACL's subsidiaries, create liens on assets and enter into certain transactions with affiliates. These covenants, however, are subject to important exceptions and qualifications.

                                USE OF PROCEEDS

     The proceeds from the rights offering, the exercise of the 1999 warrants and, if applicable, the backstop will be used as follows:

     - $25 million for the cash contribution to ACL Holdings as part of the recapitalization;

     - $7 million for the cash payment to ACL Holdings' preferred unitholders in exchange for their preferred units as part of the recapitalization;

     - $4,058,869 million for the consideration to be paid in respect of the GMS/Vessel Leasing acquisition;

     - the payment of our fees and expenses in connection with the rights offering, the backstop and the restructuring, estimated to be approximately $8.4 million in the aggregate; and

     - the remainder will be available for general corporate purposes.

              PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND POLICY

     Our common stock is traded on the American Stock Exchange under the symbol "DHC." The table below sets forth the high and low sale prices for our common stock for fiscal years 2000, 2001 and through April 18, 2002 as reported on the American Stock Exchange. The closing price of our common stock on April 18, 2002 was $8.00 per share.

                                                              HIGH     LOW
                                                              -----   -----
Fiscal 2000
  Fiscal quarter ended:
     March 31, 2000.........................................  $6.75   $4.94
     June 30, 2000..........................................   6.19    4.38
     September 30, 2000.....................................   5.00    4.00
     December 31, 2000......................................   4.56    3.69
Fiscal 2001
  Fiscal quarter ended:
     March 31, 2001.........................................  $4.99   $4.06
     June 30, 2001..........................................   5.05    3.80
     September 30, 2001.....................................   4.50    3.35
     December 31, 2001......................................   4.45    3.34
Fiscal 2002
  Fiscal quarter ended:
     March 31, 2002.........................................   6.85    4.20
     April 1, 2002 through April 18, 2002...................   8.20    6.85

     As of the open of business on April 19, 2002, there were 19,760,480 shares of our common stock outstanding, the number of holders of record of our common stock was approximately 1,403 and the number of beneficial owners of our common stock was approximately 4,750.

     We have not declared any cash dividends on our common stock and do not currently anticipate paying cash dividends in the foreseeable future. The payment of dividends on our common stock is a business decision made from time to time by our board of directors based on considerations that the board finds relevant. In addition, dividends are payable only out of funds that are legally available under Delaware law. If the restructuring is consummated, ACL's ability to make dividend and other payments to us may be restricted by provisions of ACL's credit facility and the indentures for ACL's new notes.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of December 31, 2001, on an actual basis and as adjusted to give effect to the transactions. You should read this summary in conjunction with "Use of Proceeds," "Selected Financial Data -- Danielson Holding Corporation" and "Selected Financial Data -- American Commercial Lines Holdings LLC" included elsewhere in this prospectus supplement, our audited consolidated financial statements and related notes contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and incorporated by reference in this prospectus supplement and ACL Holdings' audited consolidated financial statements and related notes, GMS' audited consolidated financial statements and related notes and Vessel Leasing's unaudited consolidated financial statements and related notes, each filed as an exhibit to our Current Report on Form 8-K filed with the Commission on April 19, 2002 and incorporated by reference in this prospectus supplement.

                                                              AS OF DECEMBER 31, 2001
                                                              ------------------------
                                                               ACTUAL     AS ADJUSTED
                                                              ---------   ------------
                                                               (IN THOUSANDS, EXCEPT
                                                                   SHARE AMOUNTS)
                                                                          (UNAUDITED)
INDEBTEDNESS:
Current portion of long-term debt...........................  $     --      $ 13,925
Long-term debt, excluding current maturities................        --       615,660
                                                              --------      --------
     Total indebtedness.....................................  $     --      $629,585
                                                              --------      --------
STOCKHOLDERS' EQUITY:
  Common stock ($0.10 par value, 150,000,000 shares
     authorized, 19,516,694 shares issued, 19,505,952 shares
     outstanding at December 31, 2001 and 30,818,102 issued
     and 30,807,306 shares outstanding as adjusted for the
     completion of the rights offering)(1)..................     1,952         3,082
  Unearned compensation.....................................        --        (1,695)
  Additional paid-in capital................................    63,115       116,345
  Retained earnings.........................................     3,746        15,252
  Accumulated other comprehensive income (loss).............     5,716         3,788
  Treasury stock, at cost ($0.10 par value, 10,742 shares in treasury at December 31, 2001 and 10,796 shares as
     adjusted)..............................................       (66)          (66)
                                                              --------      --------
     Total stockholders' equity.............................    74,463       136,706
                                                              --------      --------
TOTAL CAPITALIZATION........................................  $ 74,463      $766,291
                                                              ========      ========

---------------

(1) As of the trigger date, the number of outstanding shares was 19,760,480, and there were 30,818,102 shares issued as adjusted for the completion of the rights offering, assuming all warrants are exercised, including the 1999 warrants and the exercise of options in 2002.

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

     The following unaudited pro forma condensed consolidated balance sheet as of December 31, 2001 and the unaudited pro forma condensed consolidated statement of operations for the fiscal year ended December 31, 2001 is based on historical financial statements of us as of and for the fiscal year ended December 31, 2001, ACL Holdings as of and for the year ended December 28, 2001, GMS as of and for the fiscal year ended December 31, 2001 and Vessel Leasing as of and for the fiscal year ended December 28, 2001 and have been prepared to illustrate the effects described in the next paragraph. The unaudited pro forma condensed consolidated financial information should be read in conjunction with "Selected Financial Data -- Danielson Holding Corporation," "Selected Financial Data -- American Commercial Lines Holdings LLC," "About ACL -- Management's Discussion and Analysis of Financial Condition and Results of Operations -- ACL" included elsewhere in this prospectus supplement, our audited consolidated financial statements and related notes contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and incorporated by reference herein and the audited consolidated financial statements and related notes of ACL Holdings, the audited consolidated financial statements and related notes of GMS and the unaudited consolidated financial statements and related notes of Vessel Leasing, each filed as an exhibit to our Current Report on Form 8-K filed with the Commission on April 19, 2002 and incorporated by reference herein.

     The pro forma adjustments to the unaudited pro forma condensed consolidated balance sheet as of December 31, 2001 and the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2001 give effect to:

     - our purchase price of $80,580,030 for 100% of ACL Holdings, $1,290,000 for 5.4% of GMS (following which we will indirectly own 55.4% of GMS, 50% of which through ACL) and $2,768,869 for 50% of Vessel Leasing (following which we will indirectly own 100% of Vessel Leasing, 50% of which through
       ACL). The purchase price of ACL Holdings is comprised of $58,493,000 face amount of ACL existing notes, discounted to a preliminary estimate of fair value of $41,530,030, that are held by us and our subsidiaries and that will be contributed to ACL Holdings, $25,000,000 cash which will be used to reduce ACL's outstanding indebtedness, $7,000,000 cash which will be exchanged for the preferred membership interests in ACL Holdings and $7,050,000 in fees and expenses related to the restructuring. The purchase price of GMS and Vessel Leasing are comprised solely of cash;

     - cash of $43,526,095 raised through the rights offering, $9,500,000 received from the exercise of the 1999 warrants, $1,038,407 received from the exercise of options in 2002 under our 1995 Stock and Incentive Plan, the $1,000,000 backstop fee to be paid to SZ Investments and $400,000 in expenses related to the rights offering; and

     - the other aspects of the restructuring as described in further detail in the Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

     The unaudited pro forma condensed consolidated financial information is provided for comparative purposes only and is not indicative of the results of operations or financial position of the combined companies that would have occurred had the transactions been consummated at the beginning of the period presented or on the date indicated, nor is it indicative of future operating results or financial position. The unaudited pro forma adjustments are based upon currently available information and upon certain preliminary assumptions that management believes are reasonable under the circumstances. The pro forma adjustments are subject to revision once appraisals and other evaluations of the fair value of the assets acquired and liabilities assumed are completed. Accordingly, actual purchase accounting adjustments could differ materially from the pro forma adjustments presented in this prospectus supplement.

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                                --------------------------------------------------------------------------
                                            AS OF DECEMBER 28, 2001                AS OF DECEMBER 31, 2001
                                --------------------------------------------------------------------------
                                                ACL
                                HISTORICAL   HOLDINGS     PRO FORMA   HISTORICAL
                                   ACL       PRO FORMA       ACL        VESSEL     HISTORICAL   HISTORICAL
                                 HOLDINGS       ADJ       HOLDINGS     LEASING        GMS          DHC
                                ----------   ---------    ---------   ----------   ----------   ----------
                                                          (DOLLARS IN THOUSANDS)
ASSETS
  CURRENT ASSETS
    Investment securities.....         --          --           --          --           --      $148,512
    Cash and cash
      equivalents.............     47,253          --       47,253          12          821        17,866
    Restricted cash...........                                           5,801
    Premiums and fees
      receivable..............         --          --           --          --           --        14,876
    Reinsurance recoverable on
      paid losses.............         --          --           --          --           --         2,142
    Reinsurance recoverable on
      unpaid losses...........         --          --           --          --           --        17,733
    Prepaid reinsurance
      premiums................         --          --           --          --           --         2,078
    Deferred policy
      acquisition costs.......         --          --           --          --           --         2,209
    Accounts receivable,
      net.....................     54,785          --       54,785          --        5,987            --
    Materials and supplies....     31,335          --       31,335          --           --            --
    Other current assets......     29,633          --       29,633          86        3,339         2,498
                                ---------    ---------    --------     -------      -------      --------
      Total Current Assets....    163,006           0      163,006       5,899       10,147       207,914
  Properties-net..............    464,133     111,930 (1)  576,063      43,101       38,198           957
  Pension asset...............     26,067      (4,823)(2)   21,244          --           --            --
  Other assets................    104,730     (24,475)(3)   80,255       5,921       29,527            --
                                ---------    ---------    --------     -------      -------      --------
    TOTAL ASSETS..............  $ 757,936    $ 82,632     $840,568     $54,921      $77,872      $208,871
                                =========    =========    ========     =======      =======      ========
LIABILITIES
  CURRENT LIABILITIES
    Unpaid losses and loss
      adjustment expenses.....         --          --           --          --           --       105,745
    Unearned premiums.........         --          --           --          --           --        21,117
    Reinsurance premiums
      payable.................         --          --           --          --           --           763
    Funds withheld on ceded
      reinsurance.............         --          --           --          --           --         1,666
    Payable for securities
      sold not yet
      purchased...............         --          --           --          --           --         2,247
    Accounts payable..........     29,737          --       29,737          --        4,420            --
    Accrued claims and
      insurance premiums......     24,200          --       24,200          --           --            --
    Accrued interest..........     18,659     (14,870)(4)    3,789         161
    Short-term debt...........     84,000     (50,000)(5)   34,000          --           --            --
    Current portion of
      long-term debt..........    608,519    (602,079)(6)    6,440       2,885        4,600            --
    Other current
      liabilities.............     79,565      14,819(7)    94,384       2,517        1,485         2,870
                                ---------    ---------    --------     -------      -------      --------
      Total Current
        Liabilities...........    844,680    (652,130)     192,550       5,563       10,505       134,408
  Long-term debt..............         --     534,797(8)   534,797      39,695       41,168            --
  Pension liability...........     18,907     (18,907)(9)        0          --                         --

                                -------------------------
                               AS OF DECEMBER 31, 2001
                                -------------------------

                                   DHC
                                PRO FORMA    CONSOLIDATED
                                   ADJ        PRO FORMA
                                ---------    ------------
                                 (DOLLARS IN THOUSANDS)
ASSETS
  CURRENT ASSETS
    Investment securities.....  $(31,952)(12)  $  116,560
    Cash and cash
      equivalents.............     9,556(13)      75,508
    Restricted cash...........                     5,801
    Premiums and fees
      receivable..............        --          14,876
    Reinsurance recoverable on
      paid losses.............        --           2,142
    Reinsurance recoverable on
      unpaid losses...........        --          17,733
    Prepaid reinsurance
      premiums................        --           2,078
    Deferred policy
      acquisition costs.......        --           2,209
    Accounts receivable,
      net.....................        --          60,772
    Materials and supplies....        --          31,335
    Other current assets......        --          35,556
                                ---------     ----------
      Total Current Assets....   (22,396)        364,570
  Properties-net..............    26,566(14)     684,885
  Pension asset...............        --          21,244
  Other assets................   (43,495)(15)      72,208
                                ---------     ----------
    TOTAL ASSETS..............  $(39,325)     $1,142,907
                                =========     ==========
LIABILITIES
  CURRENT LIABILITIES
    Unpaid losses and loss
      adjustment expenses.....        --         105,745
    Unearned premiums.........        --          21,117
    Reinsurance premiums
      payable.................        --             763
    Funds withheld on ceded
      reinsurance.............        --           1,666
    Payable for securities
      sold not yet
      purchased...............        --           2,247
    Accounts payable..........        --          34,157
    Accrued claims and
      insurance premiums......        --          24,200
    Accrued interest..........                     3,950
    Short-term debt...........        --          34,000
    Current portion of
      long-term debt..........        --          13,925
    Other current
      liabilities.............        --         101,256
                                ---------     ----------
      Total Current
        Liabilities...........        --         343,026
  Long-term debt..............        --         615,660
  Pension liability...........        --              --

                                --------------------------------------------------------------------------
                                            AS OF DECEMBER 28, 2001                AS OF DECEMBER 31, 2001
                                --------------------------------------------------------------------------
                                                ACL
                                HISTORICAL   HOLDINGS     PRO FORMA   HISTORICAL
                                   ACL       PRO FORMA       ACL        VESSEL     HISTORICAL   HISTORICAL
                                 HOLDINGS       ADJ       HOLDINGS     LEASING        GMS          DHC
                                ----------   ---------    ---------   ----------   ----------   ----------
                                                          (DOLLARS IN THOUSANDS)
  Minority interest in GMS....         --          --                       --           --            --
  Other long-term
    liabilities...............     37,292      (4,651)(10)   32,641        313        5,191            --
                                ---------    ---------    --------     -------      -------      --------
    TOTAL LIABILITIES.........    900,879    (140,891)     759,988      45,571       56,864       134,408
                                ---------    ---------    --------     -------      -------      --------
    Preferred members'
      interest (mandatory
      redemption value of
      $1,037,230).............    311,292    (311,292)(11)       --         --           --            --
    Members'/stockholders'
      equity..................
    Common members' interest..      4,463      76,117(11)   80,580       5,236       21,008            --
    Preferred members'
      interest................         --          --           --       4,190           --            --
    Common stock..............         --          --           --          --           --         1,952
    Unearned compensation.....         --      (1,695)(11)   (1,695)        --           --            --
    Additional paid in
      capital.................     70,899     (69,204)(11)    1,695                                63,115
    Retained earnings.........   (527,740)    527,740(11)       --         (76)          --         3,746
    Accumulated other
      comprehensive income....     (1,857)      1,857(11)       --          --           --         5,716
    Treasury stock............         --          --           --          --           --           (66)
                                ---------    ---------    --------     -------      -------      --------
    TOTAL MEMBERS'/
      STOCKHOLDERS' (DEFICIT)
      EQUITY..................   (454,235)    534,815       80,580       9,350       21,008        74,463
                                ---------    ---------    --------     -------      -------      --------
                                ---------    ---------    --------     -------      -------      --------
    TOTAL LIABILITIES
      PREFERRED MEMBERS'
      INTEREST, & MEMBERS'/
      STOCKHOLDERS' EQUITY....  $ 757,936    $ 82,632      840,568     $54,921      $77,872      $208,871
                                =========    =========    ========     =======      =======      ========

                                -------------------------
                               AS OF DECEMBER 31, 2001
                                -------------------------

                                   DHC
                                PRO FORMA    CONSOLIDATED
                                   ADJ        PRO FORMA
                                ---------    ------------
                                 (DOLLARS IN THOUSANDS)
  Minority interest in GMS....     9,370(16)       9,370
  Other long-term
    liabilities...............        --          38,145
                                ---------     ----------
    TOTAL LIABILITIES.........     9,370       1,006,201
                                ---------     ----------
    Preferred members'
      interest (mandatory
      redemption value of
      $1,037,230).............        --              --
    Members'/stockholders'
      equity..................
    Common members' interest..  (106,824)(19)          --
    Preferred members'
      interest................    (4,190)(19)          --
    Common stock..............     1,130(17)       3,082
    Unearned compensation.....                    (1,695)
    Additional paid in
      capital.................    51,535(18)     116,345
    Retained earnings.........    11,582(19)      15,252
    Accumulated other
      comprehensive income....    (1,928)(20)       3,788
    Treasury stock............        --             (66)
                                ---------     ----------
    TOTAL MEMBERS'/
      STOCKHOLDERS' (DEFICIT)
      EQUITY..................   (48,695)        136,706
                                ---------     ----------
                                ---------     ----------
    TOTAL LIABILITIES
      PREFERRED MEMBERS'
      INTEREST, & MEMBERS'/
      STOCKHOLDERS' EQUITY....  $(39,325)     $1,142,907
                                =========     ==========

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                                -------------------------------------------------
                                          YEAR ENDED DECEMBER 28, 2001
                                -------------------------------------------------
                                                ACL
                                HISTORICAL   HOLDINGS      PRO FORMA   HISTORICAL
                                   ACL       PRO FORMA        ACL        VESSEL
                                 HOLDINGS       ADJ        HOLDINGS     LEASING
                                ----------   ---------     ---------   ----------
                                             (DOLLARS IN THOUSANDS)
REVENUES
  Gross premiums earned.......         --          --                        --
  Ceded premiums earned.......         --          --                        --
  Net premiums earned.........         --          --                        --
  Operating Revenue -- marine
    transportation &
    services..................    788,501          --       788,501       1,705
  Net investment income.......         --          --                        --
  Net realized investment
    gains.....................         --          --                        --
  Other income................         --          --                        --
                                 --------    --------       -------      ------
TOTAL REVENUES................    788,501          --       788,501       1,705
OPERATING LOSSES AND EXPENSES
  Gross losses and loss adj
    exp.......................         --          --                        --
  Ceded losses and loss adj
    exp.......................         --          --                        --
  Net losses and loss adj
    exp.......................         --          --                        --
  Policyholder dividends......         --          --                        --
  Policy acquisition
    expenses..................         --          --                        --
  General and administrative
    exp.......................         --          --                        --
  Cost of sales and
    services..................
  Materials, supplies and
    other.....................    341,606      (1,164)(21)  340,442          --
  Rent........................     56,711          --        56,711          --
  Labor and fringe benefits...    166,041       3,632(22)   169,673          --
  Fuel........................     93,560          --        93,560          --
  Deprec and amort............     55,497       7,965(23)    63,462         731
  (Gain) loss on property
    disposition...............    (16,498)         --       (16,498)         --
  Taxes, other than income
    tax.......................     26,223          --        26,223          --
  Other.......................         --          --                         5
                                 --------    --------       -------      ------
TOTAL OPERATING LOSSES AND
  EXPENSES....................    723,140      10,433       733,573         736
OPERATING INCOME..............     65,361     (10,433)       54,928         969
OTHER EXPENSE (INCOME)
  Minority interest in net
    income of GMS.............         --          --                        --
  Interest expense............     70,932      (9,672)(24)   61,260       1,109
  Interest income.............     (1,311)         --        (1,311)        (64)
  Equity in earnings of joint
    ventures..................         --          --                        --
  Foreign exchange gain.......         --          --                        --
  Other.......................        720          --           720          --
                                 --------    --------       -------      ------
                                   70,341      (9,672)       60,669       1,045
INCOME (LOSS) BEFORE INCOME
  TAXES.......................     (4,980)       (761)       (5,741)        (76)
INCOME TAX....................        118          --           118          --
                                 --------    --------       -------      ------
NET INCOME (LOSS)(1)..........   $ (5,098)   $   (761)       (5,859)     $  (76)
                                 ========    ========       =======      ======
Loss Per Share of Common
  Stock(1)....................         --          --                        --

                                ---------------------------------------------------
                                           YEAR ENDED DECEMBER 31, 2001
                                ---------------------------------------------------

                                                             DHC
                                HISTORICAL   HISTORICAL   PRO FORMA    CONSOLIDATED
                                   GMS          DHC          ADJ        PRO FORMA
                                ----------   ----------   ---------    ------------
                                              (DOLLARS IN THOUSANDS)
REVENUES
  Gross premiums earned.......        --      $ 90,767          --       $ 90,767
  Ceded premiums earned.......        --        (8,913)         --         (8,913)
                                              --------                   --------
  Net premiums earned.........        --        81,854          --         81,854
  Operating Revenue -- marine
    transportation &
    services..................    46,599            --      (1,705)(25)    835,100
  Net investment income.......        --         9,448          --          9,448
  Net realized investment
    gains.....................        --         1,558                      1,558
  Other income................        --         1,242          --          1,242
                                 -------      --------    --------       --------
TOTAL REVENUES................    46,599        94,102      (1,705)       929,202
OPERATING LOSSES AND EXPENSES
  Gross losses and loss adj
    exp.......................        --        78,295          --         78,295
  Ceded losses and loss adj
    exp.......................        --        (1,801)         --         (1,801)
                                              --------                   --------
  Net losses and loss adj
    exp.......................        --        76,494          --         76,494
  Policyholder dividends......        --           (81)         --            (81)
  Policy acquisition
    expenses..................        --        20,795          --         20,795
  General and administrative
    exp.......................     6,505         9,733          --         16,238
  Cost of sales and
    services..................    28,092                                   28,092
  Materials, supplies and
    other.....................        --            --          --        340,442
  Rent........................        --            --      (1,705)(25)     55,006
  Labor and fringe benefits...        --            --          --        169,673
  Fuel........................        --            --          --         93,560
  Deprec and amort............     5,332         1,422       1,114(26)     72,061
  (Gain) loss on property
    disposition...............        29            --          --        (16,469)
  Taxes, other than income
    tax.......................        --            --          --         26,223
  Other.......................                      --          --              5
                                 -------      --------    --------       --------
TOTAL OPERATING LOSSES AND
  EXPENSES....................    39,958       108,363        (591)       882,039
OPERATING INCOME..............     6,641       (14,261)     (1,114)        47,163
OTHER EXPENSE (INCOME)
  Minority interest in net
    income of GMS.............        --            --       1,075(27)      1,075
  Interest expense............     4,384            --        (290)(28)     66,463
  Interest income.............       (27)           --         290(28)     (1,112)
  Equity in earnings of joint
    ventures..................      (163)           --          --           (163)
  Foreign exchange gain.......       (14)           --          --            (14)
  Other.......................       (21)           --         978(29)      1,677
                                 -------      --------    --------       --------
                                   4,159            --       2,053         67,926
INCOME (LOSS) BEFORE INCOME
  TAXES.......................     2,482       (14,261)     (3,167)       (20,763)
INCOME TAX....................        71            73          --            262
                                 -------      --------    --------       --------
NET INCOME (LOSS)(1)..........   $ 2,411      $(14,334)   $ (3,167)      $(21,025)
                                 =======      ========    ========       ========
Loss Per Share of Common
  Stock(1)....................        --      $  (0.74)         --       $  (0.68)

---------------

(1) Before extraordinary item, cumulative effect of accounting changes, and preferred members' interest accretion.

                          NOTES TO UNAUDITED PRO FORMA
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

 1. To adjust ACL properties-net to their relative fair values by $190,102 based on a third-party appraisal prepared on ACL's marine assets and preliminary estimates made by management of the fair values of ACL's other property and equipment and to allocate ($78,172), representing the excess of fair value over cost, in proportion to the relative fair value of assets acquired.

 2. To adjust ACL's pension asset to fair value based on third-party actuarial calculations.

 3. To reverse unamortized debt issuance costs of $16,442 from previous ACL debt facilities, and to establish new debt issuance cost of $4,175. To increase ACL investments in subsidiaries to fair value by $982, to eliminate goodwill of $838, to reduce favorable lease intangibles to fair value by $2,203 and to allocate the excess of fair value over cost in proportion to restated fair values by reducing other assets by $10,149. Management of ACL has estimated that ACL has no intangible assets, other than the favorable lease intangibles, which have fair values in excess of their historical carrying values.

 4. To eliminate accrued bond interest of $14,870 according to the terms of ACL's debt restructuring.

 5. To remove $50,000 of existing revolving credit loans according to the terms of ACL's debt restructuring.

 6. To reclassify outstanding indebtedness under ACL's senior notes and term loans, other than $6,250 in term loans, from current to long term.

 7. To accrue ACL transaction fees of $14,800 and to adjust ACL's non-qualified pension plan liability to fair value based on third party actuarial calculation.

 8. To reclassify indebtedness under ACL's senior notes and term loans of $602,079 from current to long term, to convert $50,000 in existing revolving credit loans to new term loan A, to reduce outstanding senior note indebtedness by $58,493 from the contribution and cancellation of existing notes held by us and our subsidiaries, to reduce outstanding indebtedness under the term loans from the contribution of $25,000 in cash by us and/or one or more of our subsidiaries and to record additional new senior notes of $11,922 from the conversion of existing accrued senior note interest. To discount the new senior notes and the new senior subordinated notes by $45,711 to a preliminary estimate of fair value.

 9. To eliminate the ACL pension plan liability in accordance with adjusting the plan to fair value.

10. To adjust ACL's post-retirement medical plan liability to fair value based on third-party actuarial calculations.

11. To eliminate the preferred members interest of $311,292 and the common members interest of $4,463, to eliminate other paid-in-capital of $70,899, to eliminate $527,740 retained deficit after debt restructuring and $(1,857) accumulated other comprehensive loss and to establish new members interest of $80,580 based upon the fair value of the consideration contributed by us and/or one or more of our subsidiaries. To record our 399,039 shares of restricted common stock with a value of $1,695 issued to ACL management, which will vest over the next three years.

12. To eliminate existing notes held by us and/or one or more of our subsidiaries. We will recognize a gain of $11,506 when the notes are contributed. Such gain has not been reflected in our unaudited pro forma condensed consolidated statement of operations.

13. Cash raised by us through the rights offering, the exercise of options and the exercise of warrants less cash paid by us in connection with the acquisitions and the rights offering.

14. To adjust GMS properties-net to fair value by $30,829 based on management estimates and to allocate ($4,263) representing the excess of fair value over cost in proportion to adjusted fair value.

                          NOTES TO UNAUDITED PRO FORMA
           CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                             (DOLLARS IN THOUSANDS)

15. To remove goodwill on GMS of $24,970 and establish goodwill of $189 for Vessel Leasing. To eliminate ACL's investment in GMS of $11,942 and Vessel Leasing of $6,772 upon consolidation.

16. To reflect DHC's acquired 55.4% (50% owned by ACL) ownership of GMS and record a 44.6% minority interest in GMS.

17. New common stock issued as a result of the rights offering, the exercise of warrants and the exercise of options and the restricted stock issued to ACL management.

18. To record additional paid in capital resulting from the rights offering, the exercise of warrants and the exercise of options less fees related to rights offering.

19. To eliminate common members' interest in ACL Holdings, GMS and Vessel Leasing, to eliminate preferred members' interest in Vessel Leasing, to eliminate Vessel Leasing retained earnings and to record a gain of $11,506 realized on the existing notes contributed by us and/or one or more of our subsidiaries.

20. To eliminate our other comprehensive income on our investment in existing notes upon realization of gain.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

21. To eliminate $1,164 of non-recurring consulting and legal fees directly related to ACL's debt restructuring.

22. To increase ACL's pension and post-retirement medical expenses as a result of adjusting the plans to fair value based on third-party actuarial calculations by $3,067 and to record $565 in expense for the vesting of 1/3 of our restricted common stock.

23. To record additional depreciation of $9,027, based on an average remaining life of approximately nine years, to reduce amortization of software by $296, to reduce amortization of the intangible favorable lease asset by $557 and to eliminate goodwill amortization of $209 as a result of adjusting assets to the cost of the acquisition.

24. To eliminate interest expense and debt amortization from ACL's existing senior credit facility and the existing notes of $68,257 and to record interest expense and debt amortization on the new senior credit facility, the new senior notes and the new senior subordinated notes of $52,490 and to amortize the discount of $6,095 on the new senior notes and the new senior subordinated notes under the straight-line method which approximates the effective interest rate method. Interest is calculated based on current market rates. A 1/8% change in the interest rate would have a $465 impact on interest expense due to

                          NOTES TO UNAUDITED PRO FORMA
           CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                             (DOLLARS IN THOUSANDS)

     variable rates in the new senior credit facility. The components of the new debt, interest expense and amortization of debt issuance costs are as follows:

                                                                                              VARIABLE
                                                                    INTEREST    INTEREST &      RATE
                                                        PRINCIPAL     RATE     AMORTIZATION    CHANGE
                                                        ---------   --------   ------------   --------
     Term Loan A......................................  $ 46,560      5.78%      $ 2,691        $ 58
     Term Loan B......................................   134,046      6.03         8,083         167
     Term Loan C......................................   157,723      6.28         9,905         197
     Revolver.........................................    34,000      5.78         1,965          43
     New Senior Notes.................................   131,922     11.25        14,841          --
     New Subordinated Senior Notes (compounded semi-
       annually)......................................   116,507     12.00        14,400          --
     Fair value discount of New Senior Notes and New
       Senior Subordinated Notes......................   (45,711)       --         6,095          --
     New Debt Issuance Costs -- Bank Fees (6.5 year
       life)..........................................     2,375                     365          --
     New Debt Issuance Costs -- Other Fees (7.5 year
       life)..........................................     1,800                     240          --
                                                                                 -------        ----
                                                                                 $58,585        $465
                                                                                 =======        ====

25. To eliminate intercompany charter revenue recognized by Vessel Leasing and charter expense recognized by ACL.

26. To record additional depreciation of $2,079 related to the increase in value of properties for GMS and to eliminate goodwill amortization of $965 for GMS.

27.  To record a 44.6% minority interest in net income of GMS.

28. To eliminate intercompany interest expense recognized by Vessel Leasing and interest income recognized by ACL.

29. To eliminate ACL's equity in net income in GMS of $1,016 and Vessel Leasing of $(38) upon consolidation.

            SELECTED FINANCIAL DATA -- DANIELSON HOLDING CORPORATION

     The following table presents selected financial data about us. Our selected financial data as of and for each of our fiscal years in the five-year period ended December 31, 2001 have been derived from our audited consolidated financial statements.

     Our selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and the related notes, each contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, and incorporated by reference in this prospectus supplement.

                                                  FISCAL YEAR ENDED DECEMBER 31,
                                -------------------------------------------------------------------
                                   2001          2000          1999          1998          1997
                                -----------   -----------   -----------   -----------   -----------
                                    (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
RESULTS OF OPERATIONS:
Total revenues................  $    94,102   $    86,237   $    71,158   $    64,744   $    65,746
Net income (loss).............      (14,334)        1,030         1,255         2,301         4,589
Diluted earnings (loss) per
  share of common stock.......        (0.74)         0.05          0.07          0.14          0.28
BALANCE SHEET DATA:
Invested assets...............  $   157,203   $   154,130   $   140,391   $   134,859   $   142,823
Total assets..................      208,871       210,829       194,752       180,895       187,773
Unpaid losses and loss
  adjustment expenses.........      105,745       100,030        94,934        95,653       105,947
Stockholders' equity..........       74,463        81,330        76,226        63,273        63,920
Shares of common stock
  outstanding.................   19,505,952(1)  19,295,954(1)  18,476,265(1)  15,576,276(1)  15,576,287(1)

---------------

(1) Does not give effect to currently exercisable options and, in 2001, 2000 and 1999, warrants to purchase shares of common stock.

       SELECTED FINANCIAL DATA -- AMERICAN COMMERCIAL LINES HOLDINGS LLC

     The following table presents selected financial data about ACL Holdings. ACL Holdings selected financial data as of and for each of its fiscal years in the three-year period ended December 28, 2001 have been derived from its audited consolidated financial statements, except for the statement of position data for the period ended December 31, 1999 which are unaudited.

     ACL Holdings' selected financial data should be read in conjunction with "About ACL -- Management's Discussion and Analysis of Financial Condition and Results of Operations -- ACL" and ACL Holdings' audited consolidated financial statements and related notes filed as an exhibit to our Current Report on Form 8-K filed with the Commission on April 19, 2002 and incorporated by reference herein.

                                                            FISCAL YEAR ENDED
                                                   ------------------------------------
                                                    DEC. 28,     DEC. 29,     DEC. 31,
                                                      2001         2000         1999
                                                   ----------   ----------   ----------
                                                          (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA(1):
Operating revenue................................  $  788,501   $  773,838   $  739,136
Operating expense................................     723,140      717,530      664,544
Operating income.................................      65,361       56,308       74,592
Other (income) expense(2)........................        (591)     (10,368)      (3,048)
Interest expense.................................      70,932       70,813       71,275
(Loss) Earnings before income taxes,
  extraordinary items and cumulative effect of
  accounting changes.............................      (4,980)      (4,137)       6,365
Income taxes (benefit)...........................         118        4,263        1,658
Extraordinary item(3)............................      (1,885)         734           --
Cumulative effect of accounting change(4)........         490           --       (1,737)
Net (loss) earnings..............................      (3,703)      (9,134)       2,970
OTHER OPERATING DATA:
Towboats (at period end).........................         193          206          204
Barges (at period end)...........................       5,083        5,103        4,397
Tonnage (thousands, for period ended)............      75,546       71,224       71,903
OTHER FINANCIAL DATA:
EBITDA(5)........................................  $  128,492   $  117,503   $  129,859
Depreciation and amortization....................      55,497       56,014       51,222
Property additions...............................      19,772       50,861       55,880
Net cash provided (used) by:
  Operating activities...........................      24,588       30,782       94,602
  Investing activities...........................       3,292      (24,192)     (59,156)
  Financing activities...........................     (40,195)      22,137      (53,961)
STATEMENT OF FINANCIAL POSITION DATA:
Cash and cash equivalents........................  $   47,253   $   59,568       30,841
Working capital..................................    (681,674)    (107,354)     (16,525)
Properties -- net................................     464,133      509,443      559,777
Total assets.....................................     757,936      787,538      776,096
Long-term debt, including current portion........     608,519      658,055      712,807
Members' deficit.................................    (454,235)    (420,052)    (384,633)

---------------

(1) ACL acquired Continental Grain Company's Barging operations in 1996, the barging operations of National Marine, Inc. in 1998 and purchased Peavey in 2000. The results of operations and cash flows of these companies have been included from the date of the respective acquisitions.

(2) Includes $11,418 gain from the sale of Waterways Communication System LLC ("Watercom") in 2000.

(3) ACL paid $734 for the early redemption premium on the Terminal Revenue bonds in 2000. ACL recorded extraordinary income of $1,885 in 2001 on the early retirement of $5,000 in Senior Notes.

(4) ACL adopted American Institute of Certified Public Accountants Statement of Position 97-3 in the first quarter 1999, with a cumulative effective adjustment of $1,737 in non-cash expense for workers' compensation second injury funds. ACL adopted Financial Accounting Standards Board Statement No. 133 in 2001 with a cumulative effect adjustment of $490 in non-cash expense for an interest rate cap.

(5) EBITDA represents earnings before interest, income taxes, depreciation, amortization and, in 2001, $7,139 of deferred profit, $652 interest rate cap loss, $1,886 gain from sale of terminals and Omaha condemnation proceeds, $110 earnings from investment in T.T. Barge, refinancing expenses $1,164 and in 2000, $734 of extraordinary loss, $3,688 of deferred profit, $11,418 of gain on sale of Watercom and $3,865 impairment loss on barges, and, in 1998, $7,958 on non-recurring, non-cash compensation expense related to the Recapitalization. EBITDA is presented because management believes it is a widely accepted financial indicator used by certain investors and securities analysts to analyze and compare companies on the basis of operating performance. EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. ACL understands that while EBITDA is frequently used by securities analysts in the evaluation of companies, EBITDA, as used herein, is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. See the historical financial statements of ACL and the related notes thereto included elsewhere herein.

                                   ABOUT ACL

     The following disclosure with respect to ACL and its business has been derived from filings made by ACL with the Commission. ACL is a wholly-owned subsidiary of its parent holding company, ACL Holdings, which has substantially no operations of its own. For more information on ACL, we refer you to "Where You Can Find More Information."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- ACL

ACL's Business

     ACL is an integrated marine transportation and service company, providing barge transportation and ancillary services. ACL supports its barging operations by providing marine vessel design and construction along with inter-modal cargo transfer services to American Commercial Barge Line LLC ("ACBL") and third parties. ACBL is the leading provider of river barge transportation throughout the Inland Waterways (as defined in "-- Business -- General"). In addition, since expanding its barge transportation operations to South America in 1993, ACL International (as defined in "-- Business -- General") has become the leading provider of barge transportation services on the Orinoco River in Venezuela and, through UABL (as defined in "-- Business -- General"), on the Parana/Paraguay River system serving Argentina, Brazil, Paraguay, Uruguay and Bolivia. ACL International, also provides transportation services on the Higuamo River in the Dominican Republic.

     ACL derives its revenues primarily from the barge transportation of steel and other bulk commodities, grain, coal and liquids in the United States and South America. While ACL's customer base has remained relatively stable and certain of its operations provide steady rate levels and profit margins, its results of operations can be impacted by a variety of external factors. These factors include fluctuations in rates for shipping grain, which in turn affect rates for shipping other dry cargoes, weather and river conditions and fluctuations in fuel prices. Although revenues from ACL's international operations are typically denominated in U.S. dollars, its results could be impacted by currency fluctuations.

     ACL seeks to enter into multi-year contracts at fixed prices (with inflation-indexed escalation and fuel adjustment clauses) with its customers. Approximately 60% of contracts in effect as of December 28, 2001 were for periods of greater than one year.

     ACBL's top 25 customers accounted for 55% of ACL's fiscal 2001 operating revenue. One customer, Cargill, Inc., accounted for more than 10% of ACL's fiscal 2001 consolidated operating revenue.

ACL's Strategy

     Subject to the return of more favorable market and operating conditions and the consummation of the restructuring, ACL intends to continue to pursue a strategy of growth in its core business units. ACL's pursuit of growth through strategic acquisitions has created value through synergies and economies of scale that have enhanced ACL's long term results of operations. ACL's previous acquisitions have included:

     - SCNO Barge Lines, Inc. in 1988, Hines American Lines, Inc. in 1991, The Valley Line Company in 1992, Continental Grain's barging operations in 1996 and National Marine's barging operations in 1998;

     - On May 26, 2000 ACL entered into an agreement to purchase or lease substantially all of the long-term assets of Peavey Barge Line (referred to as "Peavey"). This added more than 900 covered hopper barges to ACL's existing fleet of inland marine barges; and

     - On October 24, 2000, an ACL 80% owned subsidiary, ACBLH (as defined in "-- Business -- General") entered into an agreement with Ultrapetrol (as defined in "-- Business -- General") to combine the inland river barge transportation divisions of ACBLH and Ultrapetrol which operate on the Parana/Paraguay River system in South America. ACBLH has a 50% ownership interest in the newly formed company, UABL. UABL operates 20 towboats and a combined fleet of 374 dry cargo and tank barges. UABL serves commodity shippers in Argentina, Bolivia, Brazil, Paraguay and

       Uruguay. UABL seeks to further consolidate its position in the Parana/Paraguay River system market through acquisitions, and intends to pursue this strategy in 2002.

     Focusing on its core business units, ACL has also divested certain assets in the past several years, including:

     - On September 6, 2000, ACL sold its 100% membership interest in Waterways Communication System LLC (referred to as "Watercom") to Mobex Network Services Company ("Mobex"). The sale of Watercom will not significantly affect ACL's expected future operating income or cash flow from operating activities.

     - On May 25, 2001, ACL entered into an agreement to sell seven of ACT's ten terminals, other than its coal transfer facility at St. Louis, Missouri and its tank storage facility at Memphis, Tennessee to GMS. An additional terminal site in Omaha, Nebraska was transferred on June 29, 2001. Subsequent to June 29, 2001, additional proceeds were received from the condemnation of the Omaha terminal.

ACL's Fleet

     The size of ACL's combined domestic and international fleet over the past three years is as follows:

                            DOMESTIC AND INTERNATIONAL FLEET
                                   (NUMBER OF BARGES)
                               DECEMBER 28, 2001*   DECEMBER 29, 2000   DECEMBER 31, 1999
Barge Types                    ------------------   -----------------   -----------------
Covered hoppers                      3,865                3,965               3,079
Open hoppers                           772                  673                 839
Tankers                                439                  458                 471
Deck Barges                              7                    7                   8
Total                                5,083                5,103               4,397

------------------

* In addition, ACL operates 298 covered hoppers, 40 open hoppers and 36 tankers through its participation in UABL.

     The average age of ACL's domestic barge fleet is currently 18 years, compared with an industry average of 16 years. These barges have an expected life of approximately 25 to 30 years. In addition, at year end ACBL operated 187 towboats domestically, with an average age of 25 years. ACL International operates 129 barges, with an average age of 17 years, six towboats and in addition, through UABL, 374 barges with an average age of 16 years and 20 towboats.

Taxes

     ACL is a limited liability company and its operations are conducted mainly through a series of limited liability company subsidiaries, and, as a result, ACL will not itself generally be subject to U.S. federal or state income tax. Taxable income will be allocated to the equity holders of ACL Holdings and such holders will be responsible for income taxes on such taxable income. ACL intends to make distributions to ACL Holdings which, in turn, will make distributions to its equity holders (other than to its current equity holders) to enable them to meet all or a portion of their tax obligations with respect to taxable income allocated to them by ACL.

Results of Operations

  YEAR ENDED DECEMBER 28, 2001 COMPARED WITH YEAR ENDED DECEMBER 29, 2000

     ACL follows a 52/53 week fiscal year ending on the last Friday in December of each year.

     Operating Revenue. Operating revenue for the year ended December 28, 2001 increased 2% to $788.5 million from $773.8 million for the year ended December 29, 2000. The revenue increase was due to higher barge freight volumes as a result of the operation of the Peavey barges for the whole year 2001 as compared to seven months in 2000 and higher freight rates on certain domestic barging commodities largely due to the effect of contract, fuel price adjustment clauses. The increase was partially offset by the impact of ice and flooding on the domestic barging operation in the first half of the year, reduced volume at Jeffboat and the sale of the ACT terminals.

     Domestic barging revenue increased $44.2 million to $636.0 million primarily due to the addition of revenue from the Peavey barges, improved barging freight rates for bulk and steel commodities and higher contract freight rates from fuel price adjustment clauses. The increase was partially offset by reduced loads per barge due to severe ice conditions on the Mississippi and Illinois Rivers in the first quarter of 2001 and the closure of the upper Mississippi River due to flooding during the second quarter of 2001.

     International revenues fell $0.3 million to $39.7 million primarily due to ACL's share of the net earnings from UABL being reported, net of expenses, as an other income item in 2001 according to the equity method, compared to the consolidating of revenue from the Argentine operation during the first ten months of 2000. This decrease was partially offset by increased revenue from equipment charters to the UABL venture. Increased revenue from additional bauxite freight revenue in Venezuela, additional revenue recognized in 2001 for settlement of minimum contract tonnage in Venezuela, continuing revenue from a terminal operation in Venezuela, that began in the fourth quarter of 2000, and the start of barging operations in the Dominican Republic in 2001 also contributed to offset the fall in revenue.

     Revenue at Jeffboat LLC ("Jeffboat") decreased $21.2 million to $102.9 million primarily due to lower volume of hopper barge sales and an increase in the number of hoppers completed for ACL's leasing program on which the profit on sales is deferred. The profit on sales of equipment that was subsequently leased to ACL's barge operating division, ACBL, has been deferred and will be recognized over the life of the leases. An absence of towboat construction revenue in 2001 as compared to revenue from the construction of one towboat in 2000 also contributed to the decline. Tank barge construction volume at Jeffboat improved in 2001 as increased revenue from large tank barge (30,000 barrel tank barges) sales was partially offset by a reduction in the sales of smaller tank barges (10,000 barrel tank barges).

     Operating Expense. Operating expense for the year ended December 28, 2001 rose 1% to $723.1 million from $717.5 million for the year ended December 29, 2000. Domestic barging expenses increased $34.4 million primarily due to operating the Peavey barges for the full year 2001 and due to higher fuel prices as a result of the timing of fuel price swap agreements. High proportions (75%) of the Peavey barges were rented under operating leases, which were assumed by ACL. The high proportion of Peavey-leased equipment has the impact of disproportionately raising operating expense in relation to operating revenue as compared to the fleet prior to the addition of Peavey. Although the timing of fuel price swaps raised fuel prices, average fuel prices before user tax on gallons of fuel consumed by vessels decreased 3 cents per gallon to 81 cents per gallon in 2001. Operating expenses for 2001 include a $16.5 million gain on property dispositions primarily from the sale of towboats and marine repair shipyard assets and a $1.1 million favorable adjustment due to a change in accounting estimate of the depreciable lives of towboats. Operating expenses for 2000 include a non-cash impairment loss on inactive barges of $3.8 million and a $1.9 million gain on property dispositions primarily from the sale of towboats.

     International barging expenses fell $5.2 million to $33.9 million, largely due to ACL's share of the net earnings from UABL being reported, net of expenses, as an other income item in 2001 according to the equity method, compared to the consolidating of expense from the Argentine operation during the first ten months of 2000. The decrease was partially offset by increased expense from the additional movement of bauxite in Venezuela, the operation of the terminal in Venezuela and the start of barging operations in the Dominican Republic.

     Jeffboat's expenses decreased $17.7 million to $98.1 million, due to the lower hopper barge, small tank barge and towboat construction volumes, partially offset by an increase in large tank barge construction volume. Lower steel prices and improved productivity also contributed to the decline in expense at Jeffboat.

     Operating Income. Operating income for the year increased 16% to $65.4 million from $56.3 million for 2000, due to the reasons discussed above.

     Interest Expense. Interest expense for 2001 increased to $70.9 million from $70.8 million for 2000. The increase is due to higher interest rate spreads as a result of the amendment to ACL's existing credit facility, a higher outstanding balance on the revolver in 2001 as compared to 2000 and higher debt amortization as a result of fees associated with the amendment to the existing credit facility. The increase was partially offset by lower London InterBank Offered Rates ("LIBOR"), which are the basis for certain interest rate adjustments under the existing credit facility, lower term loan balances and lower other debt balances.

     Gain on Sale of Watercom. There was no inclusion of a gain on the sale of ACL's membership interest in Watercom in 2001 as compared to $11.4 million in 2000.

     (Loss) Earnings Before Income Taxes, Extraordinary Item and Cumulative Effect of Accounting Change. The loss before income taxes, extraordinary item and cumulative effect of accounting change for the year was $5.0 million compared to a loss of $4.1 million in 2000, due to the reasons discussed above.

     Income Taxes. Income taxes for the year decreased to $0.1 million from $4.3 million for 2000 due to lower withholding tax on foreign source income. ACL's domestic corporate subsidiaries, except ACL Capital Corp., are limited liability companies. ACL passes its U.S. federal and state taxable income to ACL Holdings, whose equity holders are responsible for those income taxes.

     (Loss) Earnings Before Extraordinary Item and Cumulative Effect of Accounting Change. The loss before extraordinary item and the cumulative effect of an accounting change was $5.1 million for 2001 compared with a loss of $8.4 million for 2000, due to the reasons discussed above.

     Extraordinary Item -- Gain (Loss) on Early Extinguishment of Debt. The gain on early extinguishment of debt was $1.9 million for 2001 compared to a loss of $0.7 million for 2000. The gain for 2001 is a result of ACL's purchase in the open market of $5.0 million par value of a portion of ACL's existing notes for a discount. The loss for 2000 was due to the early redemption premium on certain terminal revenue refunding bonds (the "Terminal Revenue Refunding Bonds").

     Cumulative Effect of Accounting Change. The cumulative effect of accounting change was a loss of $0.5 million for 2001 due to recognition of a loss on the fair value of an interest rate cap as a result of ACL's adoption of FASB Statement No. 133 as of December 30, 2000.

     Net (Loss) Earnings. Net loss for 2001 was $3.7 million compared to net loss of $9.1 million in 2000, due to the reasons discussed above.

  YEAR ENDED DECEMBER 29, 2000 COMPARED WITH YEAR ENDED DECEMBER 31, 1999

     ACL follows a 52/53 week fiscal year ending on the last Friday in December of each year. 2000 was a 52 week year compared with prior year 1999 of 53 weeks.

     Operating Revenue. Operating revenue for the year ended December 29, 2000 increased nearly 5% to $773.8 million from $739.1 million for the year ended December 31, 1999. The revenue increase was due to higher barge freight volumes as a result of the addition of Peavey and higher freight rates on certain domestic barging commodities largely due to the effect of contract, fuel price adjustment clauses. The increase was partially offset by lower contract coal freight rates, one less week in the reporting period and reduced revenue due to the sale of the Watercom business unit.

     Domestic barging revenue increased nearly 7% or $37.9 million from $553.9 million in 1999 to $591.8 million in 2000 despite the effect of the shorter reporting period. The increase is primarily due to increased volume as a result of the larger fleet, higher contract freight rates from fuel price adjustment clauses, higher market rates for bulk, steel and liquid commodities and adverse operating conditions in the year ago period. The increase was partially offset by lost volume as a result of grain inspection delays in the fourth quarter of 2000 due to the introduction of a new type of genetically altered seed into the U.S. corn supply and the closure of the Illinois River due to ice in December, 2000. Domestic fleet velocity was further reduced by customers holding barge equipment at loading and unloading ports for longer than usual during the second and third quarters of 2000.

     International revenues fell $0.1 million to $40.0 million as charter revenue from the UABL joint venture offset volume shortfalls in Venezuela due to a customer's unloading dock accident. A large portion of the Venezuelan volume shortfall earlier in the year was recovered in the fourth quarter from cargo transfer revenue and increased freight volumes attributable to ACL's start up of a new crane barge cargo unloading facility.

     Revenue at Jeffboat, ACL's marine construction subsidiary, fell $0.3 million to $124.1 million, reflecting reduced hopper barge construction for third-party customers, offset by increased construction of tank barges. The profit on sales of equipment that was subsequently leased to the barge operating division has been deferred and will be recognized over the life of the leases.

     Operating Expense. Operating expense for the year ended December 29, 2000 rose 8% to $717.5 million from $664.5 million for the year ended December 31, 1999. Domestic barging expenses increased $51.8 million primarily due to operating the Peavey barges and higher fuel prices. High proportions (75%) of the Peavey barges were rented under operating leases. This has the impact of disproportionately raising operating expense in relation to operating revenue as compared to the fleet prior to the addition of Peavey. Average fuel prices increased from 50 cents per gallon in 1999 to 84 cents per gallon in 2000. The increase in operating expense due to the change in fuel price from the year ago period was $35 million. The net impact of rising fuel prices offset by contract revenue adjustments and hedging is estimated to be a $7 million reduction in operating income vs. the year ago period. Record cold temperatures in the mid-west resulted in an unusual, December closing of the Illinois River that also contributed to the increase in 2000 operating expenses. Operating expenses for 2000 include a non-cash impairment loss on inactive barges of $3.8 million. Operating expenses for 1999 include charges of $1.6 million for a partially deferred employment contract payment to a former ACL executive.

     International barging expenses fell $0.6 million to $39.1 million, largely due to the contribution of the Argentine based operation to UABL and lower barge freight volume in Venezuela.

     Jeffboat's expenses increased $3.8 million to $115.8 million, due to increased tank barge construction. The volume related increase was partially offset by improved productivity and lower steel prices.

     ACL implemented a number of internal changes in 2000, including staff reductions that resulted in cost savings of approximately $1.0 million per year, and reassignment of senior level responsibilities. Changes in health and benefit plans, including the ACL Pension Plan, that affect salaried employees covered by the plans, were also implemented and resulted in annual cost savings of approximately $5 million. In 2000, management of ACL's tank barge cleaning facility at Baton Rouge was assigned to a non-affiliated third party whose core business is barge cleaning. ACL received a variable monthly fee linked to the facility's operating profit in 2000. Management of ACL's boat and barge repair yard in New Orleans and its fleeting facility in Mobile were also assigned to non-affiliated third parties in 2000 with ACL receiving monthly fees containing both fixed and variable components. ACL sold its tank barge cleaning and boat and barge repair facilities to the third party operators in 2001.

     Operating Income. Operating income for the year decreased 25% to $56.3 million from $74.6 million for 1999, due to the reasons discussed above.

     Interest Expense. Interest expense for 2000 decreased to $70.8 million from $71.3 million for the same period in 1999. The decrease is due to lower outstanding balances and lower LIBOR base interest on the Existing Credit Facility.

     Gain on Sale of Watercom. The gain on the sale of the membership interest in Watercom was $11.4 million. The gain results from a purchase price of $16.0 million, which consist of $13.6 million in cash and $2.4 million in Mobex preferred stock, less $4.6 million which was the total of ACL's net investment in Watercom and transaction related costs.

     (Loss) Earnings Before Income Taxes, Extraordinary Item and Cumulative Effect of Accounting Change. The loss before income taxes, extraordinary item and cumulative effect of accounting change for the year was $4.1 million compared to earnings of $6.4 million in 1999, due to the reasons discussed above.

     Income Taxes. Income taxes for the year increased to $4.3 million from $1.7 million for 1999 due to additional withholding tax on foreign source income. ACL's domestic corporate subsidiaries, except ACL Capital Corp., were converted to limited liability companies as of June 30, 1998. ACL passes its U.S. federal and state taxable income to ACL Holdings, whose equity holders are responsible for those income taxes.

     (Loss) Earnings Before Extraordinary Item and Cumulative Effect of Accounting Change. The loss before extraordinary item and the cumulative effect of an accounting change was $8.4 million for 2000 compared with an earnings of $4.7 million for the same period in 1999, due to the reasons discussed above.

     Extraordinary Item -- Loss on Early Extinguishment of Debt. ACL recognized $0.7 million as an extraordinary loss in the second quarter of 2000 reflecting the redemption premium on the Terminal Revenue Refunding Bonds. This amount was paid out of an escrow account previously established as an irrevocable trust.

     Cumulative Effect of Accounting Change. ACL recognized $1.7 million in non-cash expense related to a workers compensation secondary injury fund in accordance with adoption of the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments" in the first quarter of 1999.

     Net (Loss) Earnings. Net loss for 2000 was $9.1 million compared to net earnings of $3.0 million in 1999, due to the reasons discussed above.

Outlook

     Domestic barging demand for bulk, steel and liquid commodities is expected to remain at 2001 levels throughout 2002. The U.S. Department of Agriculture currently forecasts 2002 crop year corn exports of 1.975 billion bushels as compared to 1.937 billion bushels for the 2001 crop year.

     In the first quarter of 2002, the average price of fuel consumed by ACBL vessels is expected to decrease $0.07 per gallon from the fourth quarter of 2001. With the addition of boats required to move the Peavey barges, ACBL vessels will consume approximately 110 million gallons annually and generally ratably throughout the year. ACBL has contract price adjustment clauses and a fuel-hedging program, which provide protection for approximately 75% of gallons consumed. Contract adjustments are deferred one quarter.

     The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the same period. Actual results could differ from those estimates.

Critical Accounting Policies

     Critical accounting policies that affect the reported amounts of assets and liabilities include barge transportation revenue being recognized proportionately as shipments move from origin to destination, estimates of harbor and towing service charges being made at the time such services are received, and expense from insurance claim loss deductibles being recognized based upon liability estimates that are made as claim incidents occur. The proportion of barge transportation revenue to be recognized is determined by applying a percentage to the contractual charges for such services. The percentage is determined by dividing the number of miles from the loading point to the position of the barge as of the end of the accounting period by the total miles from the loading point as specified in the relevant freight contract. The position of the barge at accounting period end is determined by locating the position of the boat with the barge in tow through use of a global positioning system. The recognition of revenue based upon the percent of voyage completion results in a better matching of revenue and expenses. Harbor and towing service charges are estimated by vendor based upon recent historical charges for the same type of service. Liabilities for insurance claim loss deductibles are estimated based upon historical experience with similar claim incidents. Routine engine overhauls that occur on a one to three year cycle are expensed when they are incurred. Repairs that extend the original economic life of an asset or that enhance the original functionality of an asset are capitalized and amortized over their estimated economic life. The costs of purchasing or developing software are capitalized and amortized over the estimated economic life of the software.

     See note 1 to ACL's consolidated financial statements for a further discussion of significant accounting policies.

Liquidity and Capital Resources

ACL INDEBTEDNESS

     As of December 28, 2001, ACL had outstanding indebtedness of $692.5 million, including $313.3 million drawn under its two Term Loans (as defined in "-- Business -- History") and $295.0 million aggregate principal amount of existing notes. ACL had other notes outstanding of $0.2 million at year end. In addition, ACL had $5.9 million in outstanding capital lease obligations and had securitized $51.0 million of the trade receivables of two subsidiaries.

     ACL also has available borrowings of up to $100.0 million under its revolving credit facility. At the end of 2001, $15.4 million of letters of credit had been issued under the facility and $84.0 million revolving loans were outstanding. ACL had $47.3 million cash on deposit in bank accounts as of December 28, 2001.

     The existing credit facility and the indenture for the existing notes contain a number of covenants with specified financial ratios and tests including, with respect to the existing credit facility, maximum leverage ratios which could lead to an event of default which could result in acceleration of the debt, higher interest rates or other adverse consequences. The indenture for the existing notes also contains certain cross default provisions. Compliance with financial ratios is measured at the end of each quarter. ACL's ability to meet the financial ratios is affected by adverse weather conditions, seasonal market conditions and other risk factors inherent in its business. These and other risk factors are discussed in "Risk Factors."

IMPACT OF AMENDMENT TO EXISTING CREDIT FACILITY

     Due to less than anticipated financial results relating to poor river operating conditions in the domestic barging operation in the fourth quarter of 2000 and an adverse barging freight market largely due to the introduction of a genetically altered seed into the U.S. corn supply which delayed barge shipments, ACL completed an agreement with its lenders to amend the existing credit facility effective December 29, 2000 through December 31, 2001 ("Amendment No. 5"). The amendment added a rent adjusted consolidated leverage ratio, a limitation on annual rent expense, reduced allowable capital expenditures, increased the interest rates on the Term Loans and the Revolving Credit Facility (defined below in "-- Business -- History") and required a $40.0 million reduction of the Term Loans by October 30, 2001, to be funded primarily through the sale of assets.

     ACL was in compliance with the requirements of Amendment No. 5 as of the end of fiscal year 2001. The outstanding balance on the Term Loans was reduced by $40.0 million primarily by use of proceeds from the sale of certain ACT terminals to GMS, from the sale of the property and assets of a marine repair and tank barge cleaning operation located in Louisiana to a newly formed limited liability company of which ACL has a minority interest, from the sale of the assets located at a marine repair yard in Louisiana to an unaffiliated third party, and from the sale of five towboats to unaffiliated third parties.

     Following December 31, 2001, the covenant requirements reverted to those specified in the original existing credit facility which are more restrictive than the amended covenants. Certain covenants added by Amendment No. 5 also become more restrictive. ACL is currently not in compliance with certain covenants in the existing credit facility and it is not likely that ACL will be able to meet these covenant requirements in 2002, absent an additional amendment to the existing credit facility and the consummation of the restructuring. Failure to meet these covenants could have a material adverse effect on the liquidity of ACL.

FAILURE TO PAY INTEREST ON EXISTING NOTES

     On December 31, 2001, ACL elected not to pay the bond interest payment due on its existing notes as a result of ongoing negotiations with its lenders and noteholders regarding the restructuring of ACL's bank and bond debt. Following the thirty-day grace period provided by the indenture for the existing notes, ACL again elected not to make the bond interest payment. This election not to pay the bond interest payment was an event of default under the indenture for the existing notes. However, certain noteholders entered into forebearance agreements with ACL agreeing not to accelerate the maturity of the existing notes or to take additional adverse actions against ACL. Acceleration of the existing notes under the indenture for the existing notes would have a material adverse effect on ACL's liquidity. Further, as a result of ACL's failure to make the bond interest payment, JP Morgan delivered a notice to ACL in January 2002 asserting that ACL was in default under the existing credit facility. Certain lenders party to the existing credit facility also entered into forebearance agreements with ACL, agreeing not to accelerate the debt or take additional adverse actions against ACL. An acceleration of the debt under the existing credit facility would have a material adverse effect on ACL's liquidity.

     As a result of the events described above, PNC, as administrator under ACL's existing receivables facility with PNC, asserted that ACL was in default under the receivables purchase agreement governing their existing receivables facility. ACL and PNC entered into a waiver of the receivables purchase agreement on February 11, 2002 and a modification to that waiver on February 25, 2002. The waiver has the effect of waiving the default asserted by PNC, provided that ACL enters into certain definitive agreements with us relating to the Restructuring and refinances the Receivables Purchase Agreement on or before April 30, 2002. The waiver also requires ACL to reduce its overall borrowings under the facility to no more than $50.0 million. A default under the receivables purchase agreement or the waiver could have a material adverse effect on ACL's liquidity.

Net Cash, Capital Expenditures and Cash Flow

     Net cash provided by operating activities was $24.6 million, $30.8 million and $94.6 million for fiscal 2001, 2000 and 1999, respectively. The decrease in net cash from operating activities in 2001 compared with 2000 was primarily due to a small increase in inventories in 2001 compared to a large inventory reduction in 2000 and due to two interest payments on the senior notes being remitted in 2001 compared to one payment remitted in 2000. The decrease was partially offset by the timing of cash disbursements related to accounts payable. The decrease in net cash from operating activities in 2000 compared with 1999 was primarily due to $50.0 million provided by the initial sale of the trade receivables of two subsidiaries in 1999, the timing of cash disbursements related to accounts payable and the lower net earnings. Net cash from operating activities was used primarily for repayment of third-party debt and capital expenditures.

     Capital expenditures were $25.6 million, $57.0 million and $55.9 million in 2001, 2000 and 1999, respectively. Expenditures in 2001 and 2000 include $5.8 million and $6.1 million, respectively, in expenditures associated with capital leases. Cash expenditures included $0.4 million, $48.0 million and $23.9 million for domestic marine equipment and $3.4 million, $2.9 million and $8.9 million for foreign investments in 2001, 2000 and 1999, respectively. The remaining $16.0 million in domestic cash capital expenditures in 2001 was primarily for marine equipment maintenance.

     ACL expects capital expenditures in 2002 to be approximately $33 million and to be primarily for fleet maintenance. Additional operating lease expense of approximately $4.0 million will be incurred to provide fleet replacement equipment. This will be partially offset by reductions in existing barge charter rates.

     Management believes that cash generated from operations is sufficient to fund its cash requirements, including capital expenditures for fleet maintenance, working capital, interest payments and scheduled principal payments. ACL may from time to time borrow under the Revolving Credit Facility (defined below in "-- Business -- History"). ACL currently plans to use excess cash provided by operations to pay down the Revolving Credit Facility and the Term Loans.

     Demand for freight moved by ACL barges is influenced by the economic demand for the cargoes. A decrease in that demand could adversely affect ACL's operating cash flows. Some cargoes are more highly dependent upon general economic conditions, such as certain liquid and steel cargoes which have experienced a recent softening in demand.

     Cash flows from ACL's barging and manufacturing operations are also affected by weather and river conditions. Extreme weather conditions can have a materially adverse affect on ACL's operating cash flows.

     ACL has various environmental liabilities that could have an impact on its financial condition and results of operations. These environmental matters are discussed in "-- Business -- Environmental Matters."

     At December 28, 2001 and December 29, 2000 ACL had $51.0 million and $56.0 million, respectively, outstanding under the Receivables Purchase Agreement, its accounts receivable securitization facility discussed above, and had $22.6 million and $15.3 million, respectively, of net residual interest in the securitized receivables which is included in "Accounts Receivable, Net" in ACL's consolidated financial statements. The fair value of the net residual interest is measured at the time of the sale and is based on the sale of similar assets. In 2001, ACL received gross proceeds of $30.8 million from the sale of receivables and made gross payments of $35.8 million under the Receivables Purchase Agreement.

Changes in Credit Ratings

     On January 2, 2002, the debt rating agency Standard & Poor's lowered its rating on ACL's existing notes to 'D' from single-'B'-minus and ACL's corporate credit rating to 'SD' from single-'B'-plus and removed both items from CreditWatch, where they had been placed with negative implications on May 7, 2001. Also on January 2, 2002, the rating on the existing credit facility was lowered to single-'B'-plus from double-'B'-minus (on CreditWatch with negative implications).

     On March 1, 2002, following the announcement of the potential restructuring, Standard & Poor's reaffirmed its single-'B'-plus rating on the existing credit facility and that it remained on CreditWatch with negative implications. Standard & Poor's also reaffirmed ACL's corporate credit rating of 'SD' and the 'D' rating on the existing notes. These rating changes could adversely affect ACL's liquidity.

Non-Consolidated Entities

     In 2001, ACL and Vectura Group Inc., a Delaware corporation, now Vectura Group LLC ("Vectura") invested in a new company named Vessel Leasing. 399 Venture Partners, the majority owner of ACL, also holds a majority ownership interest in Vectura Holding Company LLC which holds a majority ownership interest in Vectura.

     ACL accounts for its 50% ownership in Vessel Leasing by the equity method. ACL's investment of $6.8 million in Vessel Leasing is included in other assets on the consolidated statement of financial position. ACL's share of Vessel Leasing's net loss is $.04 million in 2001 and is included in other income in the consolidated statement of operations.

     Vessel Leasing's statement of financial position is not consolidated with ACL. As of December 28, 2001 Vessel Leasing had total assets of $54.9 million and total liabilities of $45.6 million including public long term debt of $42.6 million (including current portion) and $2.8 million in unearned revenue from prepaid charter payments made by ACL's domestic barging subsidiary. Vessel Leasing's long term debt is not guaranteed by ACL or any of ACL's subsidiaries. ACL's domestic barge operating subsidiary has a long term operating lease commitment to Vessel Leasing, which is guaranteed by ACL.

     ACL sold new barges for $47.8 million to Vessel Leasing in 2001. Profit on sales of barges to Vessel Leasing is deferred by Jeffboat and recognized over the life of the lease. All of these barges, except for those representing a capital lease commitment of $3.9 million, were leased by Vessel Leasing to ACL as operating leases which resulted in ACL charter expense of $1.7 million. ACL also recorded $3.9 million in capital leases with Vessel Leasing in 2001.

     ACL also has fifty percent (50%) ownership interests in UABL and GMS, as previously described, which are accounted for by the equity method.

Contractual and Commercial Commitment Summary

     A summary of ACL's contractual commitments under debt and lease agreements appears below.

                            Contractual Obligations

                                                          PAYMENTS DUE BY YEAR
                                      ------------------------------------------------------------
                                                 LESS THAN     ONE TO       FOUR TO     AFTER FIVE
CONTRACTUAL OBLIGATIONS                TOTAL     ONE YEAR    THREE YEARS   FIVE YEARS     YEARS
-----------------------               --------   ---------   -----------   ----------   ----------
                                                         (DOLLARS IN MILLIONS)
Long Term Debt......................  $  608.5    $608.5       $   --        $  --        $   --
Revolving Credit Facility...........      84.0      84.0           --           --            --
Capital Lease Obligations...........      10.2       1.0          3.0          1.5           4.7
Operating Leases*...................     302.9      45.6        104.4         47.2         105.7
Unconditional Purchase
  Obligations.......................        --        --           --           --            --
Other Long Term Obligations.........        --        --           --           --            --
                                      --------    ------       ------        -----        ------
Total Contractual Cash
  Obligations.......................  $1,005.6    $739.1       $107.4        $48.7        $110.4
                                      ========    ======       ======        =====        ======

------------------
* Operating leases having initial or remaining non-cancelable lease terms longer than one year.

     A summary of ACL's other commercial commitments appears below.

                             COMMERCIAL COMMITMENTS

                                               AMOUNT OF COMMITMENT EXPIRATION PER YEAR
                                     -------------------------------------------------------------
                                       TOTAL
                                      AMOUNTS    LESS THAN     ONE TO       FOUR TO     AFTER FIVE
OTHER COMMERCIAL COMMITMENTS         COMMITTED   ONE YEAR    THREE YEARS   FIVE YEARS     YEARS
----------------------------         ---------   ---------   -----------   ----------   ----------
                                                         (DOLLAR IN MILLIONS)
Lines of Credit....................       --         --            --          --            --
Standby Letters of Credit..........     16.3        0.9          10.0          --           5.4
Guarantees.........................       --         --            --          --            --
Standby Repurchase Obligations.....       --         --            --          --            --
Other Commercial Commitments.......       --         --            --          --            --
                                       -----       ----         -----          --          ----
Total Commercial Commitments.......    $16.3       $0.9         $10.0          $--         $5.4
                                       =====       ====         =====          ==          ====

     Additional disclosures regarding these obligations and commitments can be found in notes 4 and 7 to ACL's consolidated financial statements.

Fuel Hedging and Interest Rate Cap

     ACL uses forward purchases of diesel fuel to provide protection against increases in prices of diesel fuel used to operate ACL's vessels. The forward purchases are swap agreements whereby ACL locks into a fixed future price at the time of purchase. Diesel fuel is not delivered under these future purchases. Instead the swap is settled when due and ACL pays or receives a dollar amount based on the difference in the fixed future price and the actual price index for the settlement month.

     The fair value of the net swap is the difference between the future price of the fuel index as of the date of valuation and the fixed future price established at the time each individual contract is purchased, multiplied by the number of gallons purchased. ACL typically enters into one forward contract each month for gallons associated with freight bookings that have fixed price commitments with no contract fuel adjustment protection clauses.

     Due to the bankruptcy of Enron Corp., one of the trading partners to the fuel swap, ACL has expensed the mark-to-market loss of $0.1 million as fuel expense in its 2001 Consolidated Statement of Operations. Management believes the other trading partner does not present credit risk to ACL.

                     FAIR VALUE OF CONTRACTS AT PERIOD END

                                                              (DOLLARS IN MILLIONS)
Fair value of contracts outstanding at the beginning of
  2001......................................................         $ 0.03
Contracts realized or otherwise settled during 2001.........         $(1.30)
Fair value of new contracts when entered into during the
  period....................................................         $ 0.00
Changes in fair value attributable to changes in valuation
  techniques and assumptions................................         $ 0.00
Other changes in fair values................................         $(0.40)
Fair value of contracts outstanding at the end of the
  period....................................................         $(0.40)

                                                              MATURITY LESS
                                                                THAN ONE
SOURCE OF FAIR VALUE                                              YEAR        TOTAL
--------------------                                          -------------   ------
Prices provided by other external sources...................     $(0.40)      $(0.40)

     ACL also has an interest rate cap agreement on a notional amount of $202 million in debt. The agreement expires August 11, 2003 and has a fair value of $.04 million as of December 28, 2001. The fair value of the cap agreement has been provided by an external source.

     For additional disclosures regarding non-exchange traded contracts, please refer to note 9 to ACL's consolidated financial statements.

Related Party Transactions

     ACL has transactions with various related parties, primarily affiliated entities accounted for by the equity method. ACL believes that the terms and conditions of those transactions are in the aggregate not materially more favorable or unfavorable to ACL than would be obtained on an arm's-length basis among unaffiliated parties.

     In 2001 ACL received $12.0 million from GMS for the sale of terminals and proceeds from the condemnation of a terminal, resulting in a gain of $1.9 million which is reported in Other Income.

     ACL recorded charter income from UABL of $11.1 million and $2.1 million in 2001 and 2000, respectively. ACL also recorded administrative fee expenses to UABL of $7.7 million and $1.5 million in 2001 and 2000, respectively. ACL sold used barges to UABL for $0.8 million in 2001. Charter rates are established at fair market value based upon similar transactions. As of December 28, 2001 ACL has recorded $13.4 million in accounts receivable and $8.4 million in other current liabilities with UABL.

     ACL, through its subsidiary, Jeffboat, sold new barges for $47.8 million to Vessel Leasing in 2001. Jeffboat recognizes the profit associated with the sales of barges to Vessel Leasing over the life of the lease. All of these barges except for $3.9 million were leased by Vessel Leasing to ACL as operating leases which resulted in ACL charter expense of $1.7 million in 2001. ACL recorded $3.9 million in capital leases with Vessel Leasing in 2001. Charter rates and sales of barges are established at fair market value based upon similar transactions.

Backlog

     ACL's backlog represents firm orders for barge transportation and marine equipment. The backlog for barge transportation was approximately $760 million and $1,124 million at December 28, 2001 and December 29, 2000, respectively. This backlog ranges from one to eight years with approximately 40% expected to be filled in 2002. The backlog for marine equipment was approximately $69 million and $24 million at December 28, 2001 and December 29, 2000, respectively. The backlog for marine equipment is one year with 100% expected to be filled in 2002.

Seasonality

     ACL's business is seasonal, and its quarterly revenues and profits historically have been lower during the first and second fiscal quarters of the year (January through June) and higher during the third and fourth fiscal quarters (July through December) due to the North American grain harvest. In addition, working capital requirements fluctuate throughout the year. Adverse market or operating conditions during the last four months of the year could have a greater effect on ACL's business, financial condition and results of operations than during other periods.

Changes in Accounting Standards

     In July 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 141 "Business Combinations" ("SFAS 141"), which provides that all business combinations should be accounted for using the purchase method of accounting and establishes criteria for the initial recognition and measurement of goodwill and other intangible assets recorded in connection with a business combination. The provisions of SFAS 141 apply to all business combinations initiated after June 30, 2001 and to all business combinations accounted for by the purchase method that are completed after June 30, 2001. ACL will apply the provisions of SFAS 141 to any future business combinations.

     In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142") which establishes the accounting for goodwill and other intangible assets following their recognition. SFAS 142 applies to all goodwill and other intangible assets whether acquired singly, as part of a group, or in a business combination. SFAS 142 provides that goodwill should not be amortized but should be tested for impairment annually using a fair-value based approach. In addition, SFAS 142 provides that intangible assets other than goodwill should be amortized over their useful lives and reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"). SFAS 142 is effective beginning on December 29, 2001. Upon adoption, ACL will be required to perform a transitional impairment test under SFAS 142 for all goodwill recorded as of December 29, 2001. Any impairment loss recorded as a result of completing the transitional impairment test will be treated as a change in accounting principle. The impact of the adoption of SFAS 142 on ACL's results of operations for all periods beginning on or after December 29, 2001 will be to eliminate amortization of goodwill. Management of ACL has not performed a transitional impairment test under SFAS 142 and accordingly cannot estimate the impact of the adoption of SFAS 142 as of December 29, 2001.

     In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). The Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supercedes SFAS 121, and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business (as previously defined in that Opinion). This Statement also amends Accounting Research Bulletin No. 51, Consolidated Financial Statements, to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The objectives of SFAS 144 are to address significant issues relating to the implementation of SFAS 121 and to develop a single accounting model, based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. The Company will adopt SFAS 144 in the Company's first quarter 2002. Management is currently evaluating the impact of SFAS 144 on the Company's future financial reporting.

Quantitative and Qualitative Disclosures About Market Risk

     ACL is exposed to certain market risks which are inherent in its financial instruments and which arise from transactions entered into in the normal course of business. A discussion of ACL's primary market exposures in financial instruments is presented below.

Fuel Price Risk

     Fuel consumed in 2001 represented approximately 13% of ACL's operating expenses. Most of ACL's long-term contracts contain clauses under which increases in fuel costs are passed on to customers thereby reducing the fuel price risk. In addition, ACL has entered into fuel rate swap agreements for short-term protection. As a result of ACL's fuel hedging strategy, it might not fully benefit from certain fuel price declines.

     Based on ACL's 2002 projected fuel consumption, a one cent change in the average annual price per gallon of fuel would impact ACL's annual operating income by approximately $0.3 million (compared to the 2001 projection of $0.3 million), after the effect of escalation clauses in long-term contracts and fuel rate swap agreements in place as of December 28, 2001. As of December 28, 2001, ACL had hedged approximately 4% of its projected 2002 fuel requirements using fuel rate swap agreements with an aggregate fair value of $0.4 million. ACL estimates that at December 28, 2001, a 10% change in the price per gallon of fuel would have changed the fair value of the existing fuel rate swap contracts by $0.2 million.

     See ACL's disclosures relating to fuel hedging in "Fuel Hedging and Interest Rate Cap" above in this section.

Interest Rate and Other Risks

     At December 28, 2001, ACL had $397.3 million of floating rate debt outstanding, which represented the outstanding balance of the Existing Credit Facility. A 1% change in interest rates would change interest expense by $4.0 million annually.

     On August 11, 2000, ACL entered into an interest rate cap agreement which limits ACL's base LIBOR to 7.5% on a notional amount of $201.8 million, corresponding to that amount of floating rate debt outstanding which is based on LIBOR. The agreement is designed to hedge ACL's exposure to future increases in market interest rates. As of December 28, 2001 the fair value of the interest rate cap agreement was $.04 million.

     At December 28, 2001, ACL had sold at a discount based upon commercial paper rates, $51.0 million of the accounts receivable of two subsidiaries. ACL has the right to repurchase these receivables. At this amount outstanding, a 1% change in the commercial paper rates would change other expense by $0.5 million annually.

Foreign Currency Exchange Rate Risks

     As in 2000, all of ACL's significant transportation contracts in South America are currently denominated in U.S. dollars. However, many expenses incurred in the performance of such contracts, such as crew wages and fuel, are, by necessity, denominated in a foreign currency. Therefore, ACL is affected by fluctuations in the value of the U.S. dollar as compared to certain foreign currencies. Additionally, ACL's investments in foreign affiliates subject it to foreign currency exchange rate and equity price risks. Management does not consider its exposure to exchange rate risks to be material and considers its investments in foreign affiliates to be denominated in relatively stable currencies and of a long-term nature. Accordingly, ACL does not typically manage its related foreign currency exchange rate and equity price risks through the use of financial instruments.

BUSINESS -- ACL

History

     ACL was formed in April 1998 in connection with the conversion by merger of its predecessor American Commercial Lines, Inc. ("ACL Inc."), a Delaware corporation, into a limited liability company. ACL Inc. was formed in 1953 as the holding company for a family of barge transportation and marine service companies with an operating history beginning in 1915.

     In 1998, ACL was recapitalized by its owners pursuant to a Recapitalization Agreement, dated April 17, 1998, among CSX Corporation ("CSX"), Vectura, ACL Holdings, ACL and National Marine whereby ACL Holdings completed the recapitalization and combined the barging operations of Vectura, National Marine and their subsidiaries with that of ACL (the "1998 Recapitalization").

     To finance the 1998 Recapitalization, ACL incurred secured debt under the existing credit facility, consisting of a $200.0 million Tranche B Term Loan due June, 2006, a $235.0 million Tranche C Term Loan due June, 2007 (collectively, the "Term Loans") and a revolving credit facility providing for revolving loans and the issuance of letters of credit for the account of ACL in an aggregate principal amount of up to $100.0 million due June, 2005 (the "Revolving Credit Facility"). ACL also issued $300.0 million of the existing notes, pursuant to the indenture for the existing notes with United States Trust Company of New York, as trustee.

General

     ACL is an integrated marine transportation and service company, providing barge transportation and ancillary services. The principal cargoes carried are steel and other bulk commodities, grain, coal and liquids including a variety of chemicals, petroleum and edible oils. ACL supports its barging operations by providing towboat and barge design and construction and terminal services. ACL, through its domestic barging subsidiary ACBL, is the leading provider of river barge transportation throughout the inland United States and Gulf Intracoastal Waterway Systems, which include the Mississippi, Illinois, Ohio, Tennessee and the Missouri Rivers and their tributaries and the Intracoastal Canals that parallel the Gulf Coast (collectively, the "Inland Waterways"). In addition, since expanding its barge transportation operations to South America in 1993, ACL has become the leading provider of barge transportation services on the Orinoco River in Venezuela and the Parana/Paraguay River system serving Argentina, Brazil, Paraguay, Uruguay and Bolivia. ACL's position as a leader in South American barging was expanded on October 24, 2000, when an ACL 80% owned subsidiary, ACBL Hidrovias, Ltd. ("ACBLH") entered into an agreement with UP River (Holdings) Ltd. ("Ultrapetrol") to combine the inland river barge transportation divisions of Ultrapetrol and ACBLH which operate on the Parana/Paraguay River system in South America. ACBLH has a 50% ownership interest in the newly formed company, UABL Limited ("UABL"). UABL operates 20 towboats and a combined fleet of 374 dry cargo and tank barges. UABL serves commodity shippers in Argentina, Bolivia, Brazil, Paraguay and Uruguay.

     At year end, ACBL's combined barge fleet was the largest in the United States, consisting of 3,859 covered and 659 open barges, used for the transportation of dry cargo, and 436 tank barges used for transportation of liquid cargo. ACBL's barge fleet is supported by the largest towboat fleet in the United States, consisting of 187 towboats at year end. ACBL has a strong and diverse customer base consisting of several of the leading industrial and agricultural companies in the United States.

     ACBL has numerous long-standing customer relationships, with 19 of its top 25 customers having been customers of ACBL for over 20 years. In many cases, these relationships have resulted in multi-year contracts with these customers. Certain long-term contracts provide for minimum tonnage or requirements guarantees, which allow ACBL to plan its logistics more effectively. Historically, a majority of ACBL's contracts for non-grain cargoes are at a fixed price, increasing the stability and predictability of operating revenue.

     ACL, through its Jeffboat subsidiary, designs and manufactures towboats and barges for ACBL, other ACL subsidiaries and third-party customers. Through its American Commercial Terminals LLC ("ACT") subsidiary, which operates two river terminal sites along the Inland Waterways, ACL supports its barging operations with transfer and warehousing capabilities for coal and liquid commodity products moving between barge, truck and rail. Other terminal locations are owned or operated by GMS, a joint venture between ACT
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

and Mid-South Terminal Company, L.P., an unaffiliated third party. Through its Louisiana Dock Company LLC ("LDC") subsidiary, ACL maintains facilities throughout the Inland Waterways that provide fleeting, shifting, cleaning and repair services for both towboats and barges, primarily to ACL but also to third-party customers.

     ACL's objective is to achieve stable earnings growth in its core barging business as well as its shipbuilding and terminals operations. Through effective coordination of its barging, shipbuilding, terminals, fleeting and services, ACL reduces costs while maintaining each business unit's ability to generate third-party revenue. In addition, ACL believes it is a technology leader in the barging industry. ACL has made significant investments that allow it to maximize operating efficiency through technologies such as real-time cargo tracking. This investment in technology strengthens ACL's ability to compete by lowering its cost structure and enhancing the quality of the services and products provided.

     Over the past several years, ACL has been able to successfully complete and integrate multiple large acquisitions, including SCNO Barge Lines, Inc., Hines American Lines, Inc., The Valley Line Company, and the barging operations of Continental Grain Company, National Marine and Peavey. Based upon the success of these acquisitions, combined with ACL's ability to provide long-term, reliable service to its customers, ACL believes that it is particularly well-positioned to continue to grow through strategic acquisitions in its core business lines.

     In recent years, ACL also has become the leading provider of river barge transportation in South America. ACL conducts its international operations mainly through American Commercial Lines International LLC and its foreign subsidiaries, ACBL de Venezuela, C.A., ACBL Domincana SA and ACBL Hidrovias, Ltd. (collectively, "ACL International"), and through its investment in UABL. ACL International's fleet consisted at year end of six covered and 113 open hopper barges, three tank barges, seven deck barges and six towboats. Through UABL, ACL International participates in the operation of an additional 298 covered hoppers, 40 open hopper barges, 36 tank barges and 20 boats. ACL International entered the South American market in 1993 by establishing operations to serve a new customer's shipping needs along the Orinoco River in Venezuela. Since then, the focus of ACL International's strategy has been to serve customers that require reliable, low-cost marine transportation abroad. ACL International works closely with current and potential customers to establish mutually beneficial long-term contracts to serve these needs. By following this strategy, ACL International has become the leading provider of barge transportation on the Orinoco River in Venezuela and, through UABL, the leading provider of barge transportation on the Parana/ Paraguay River system serving Argentina, Brazil, Paraguay, Uruguay and Bolivia. Through formation of the ACBL Dominicana SA subsidiary in 2001, ACL International also began operations on the Higuamo River in the Dominican Republic. Because demand for transportation in South America is expected to grow and there are several consolidation opportunities in the South American market, ACL International has the opportunity to broaden the scope of its operations over the long term.

Industry

     Domestic barging focuses on four core commodity groups: steel/other bulk commodities, grain, coal and liquids. Because barging provides a low-cost transportation alternative for high mass/high volume cargoes, many bulk commodity shippers choose barging as their preferred mode of transportation. Coal is the barging industry's largest transport commodity from a tonnage standpoint, while grain is a material driver for the industry's overall freight rate structure for dry cargo movements due to the effect the varying levels of grain export demand has on capacity and rates. Chemicals are the primary liquid cargo handled by liquid barge carriers, along with petroleum products, edible oils, molasses and ethanol. Safety and quality control are essential factors in serving this market.

     The barging industry uses two types of equipment to move freight: towboats, providing the power source, and barges, providing the freight capacity. Each standard dry cargo barge is capable of transporting approximately 1,500 tons of cargo with the most common tank barges being either 10,000 barrel or 30,000 barrel capacity. The combination of a towboat and barges is called a tow, and usually consists of one towboat and from 5 to 40 barges. The number of barges in a tow will depend upon the horsepower of the towboat, the river capacity and conditions, the load and empty mix of the tow, the direction of travel and the commodity carried.

     Since 1980, the industry has been consolidating as acquiring companies have moved towards attaining the widespread geographic reach necessary to support major national customers. ACL's management believes the consolidation process will continue. Following Ingram Industry Inc.'s (which operates 1,700 barges and 62 towboats) acquisition of Midland Enterprises Inc. (which operates 2,300 barges and 80 towboats) on January 24, 2002, there are five major domestic barging companies that operate more than 1,000 barges. There are also 13 mid-sized operators that operate over 200 barges, and approximately 14% of the barging capacity is held by small carriers that operate fewer than 200 barges. As the industry continues to consolidate, ACL believes that it will be well-positioned to realize cost savings and synergies by merging smaller operators into its existing network.

Company Operations

  DOMESTIC BARGING

     In 2001, ACBL maintained its position as the leading provider of barge transportation in the United States, operating over nearly 11,000 miles of the Inland Waterways and transporting a wide variety of commodities, including steel/other bulk commodities, grain, coal and liquids. ACBL is ranked first in the United States in terms of revenues, barges operated and gross tons hauled. In terms of annual riverborne tonnage, ACBL is the leading grain transporter in the industry, and is the second largest liquids transporter. As of year end, ACBL's fleet consisted of 4,518 dry cargo hopper barges and 436 double-skinned tank barges. ACBL operated 1,652 of these dry cargo hopper barges and 41 of these tank barges pursuant to charter agreements. The charter agreements have expiration dates ranging from one to fifteen years. ACBL expects generally to be able to renew or replace such charter agreements as they expire. Although ACBL does not expect to purchase a material number of new barges in the year 2002, ACBL has a program to renew its fleet through which certain third party lenders or entities will acquire new equipment from Jeffboat and lease that equipment to ACBL. ACBL anticipates that it will obtain 165 new barges through this program in 2002.

                    DOMESTIC FLEET PROFILE BY BARGE TYPE(1)

                                                                     AVERAGE AGE (YEARS)
                                                                     --------------------
                                                 NUMBER OF BARGES    ACBL       INDUSTRY
BARGE TYPES                                      ----------------    -----      ---------
Covered Hoppers                                       3,859           17           16
Open Hoppers                                            659           24           14
Tankers                                                 436           20           21
Total                                                 4,954           18           16

------------------

(1) Includes both owned and chartered equipment and excludes marine equipment used in international operations. See below, "International Barging."

     In addition, at year end ACBL operated 187 towboats with an average age of approximately 25 years. No comparative industry data is available with respect to towboats. At year end, forty-seven of these towboats were operated by ACBL pursuant to charter agreements. The charter agreements have expiration dates ranging from one to five years. ACBL expects to be able to renew such charter agreements as they expire.

     The size and diversity of ACBL's towboat fleet allows it to deploy the towboats to the portions of the Inland Waterways where they can most effectively operate. For example, ACBL's towboats that have in excess of 9,000 horsepower operate with tow sizes of as many as 40 barges along the Lower Mississippi River where the river channels are wider and there are no restricting locks and dams. ACBL's 5,600 horsepower towboats operate along the Ohio, Upper Mississippi and Illinois Rivers where the river channels are narrower and restricting locks and dams are more prevalent. ACBL deploys smaller horsepower towboats for shuttle and harbor services.

                       DOMESTIC TOWBOATS BY HORSEPOWER(1)

                                                NUMBER OF TOWBOATS   AVERAGE AGE (YEARS)
HORSEPOWER                                      ------------------   -------------------
6,700 - 10,500                                          15                   24
5,000 - 6,500                                           59                   26
1,950 - 4,900                                           32                   27
1,800 and below                                         81                   26
Total                                                  187                   25

------------------

(1) Includes both owned and chartered equipment and excludes marine equipment used in international operations. See below, "International Barging."

     ACBL's barging operations encompass four core commodity groups: steel/other bulk commodities, grain, coal and liquids. In terms of tonnage and revenue, grain and coal are ACBL's largest transport commodities with steel/other bulk commodities and liquids second and third, respectively.

                  ACL DOMESTIC BARGING OPERATIONS BY COMMODITY
                       (DOLLARS AND TONNAGE IN MILLIONS)

                                      2001                                2000                                1999
                        ---------------------------------------------------------------------------------------------------------
                        REVENUE     %     TONNAGE     %     REVENUE     %     TONNAGE     %     REVENUE     %     TONNAGE     %
                        ---------------------------------------------------------------------------------------------------------
Grain/Coal               $270      42.4    40.9      56.5    $229      38.7    37.2      55.0    $219      39.5    37.6      55.2
Bulk/Steel                167      26.3    23.2      32.0     153      25.8    22.1      32.7     137      24.7    21.5      31.6
Liquids                   111      17.5     8.3      11.5     113      19.1     8.3      12.3     104      18.8     9.0      13.2
Other(1)                   88      13.8      --       0.0      97      16.4      --       0.0      94      17.0      --       0.0
Total                    $636     100.0    72.4     100.0    $592     100.0    67.6     100.0    $554     100.0    68.1     100.0

------------------

(1) Includes both owned and chartered equipment and excludes marine equipment used in international operations. See below, "International Barging."

     To support its domestic barging operations, ACL maintains shore-based facilities throughout the Inland Waterways that provide fleeting, shifting, cleaning and repair services for both towboats and barges, including five towboat dry-docks and nine barge dry-docks.

INTERNATIONAL BARGING

     ACL launched its international barging operations in South America in 1993. ACL International currently operates on the Orinoco River, with headquarters in Puerto Ordaz, Venezuela, and through UABL on the Parana/Paraguay River system, with headquarters in Buenos Aires, Argentina. ACL International also operates on the Higuamo River in the Dominican Republic with headquarters in Santa Domingo. International operations generated 5% of ACL's 2001 operating revenue, and management expects revenues from international operations to increase in the coming years. ACL International's expansion in South America has been accomplished by introducing new equipment and technology to the South American river systems, utilizing systems used in the United States, developing new processes to meet local requirements and consolidating operations to improve efficiencies. ACL International expects to use its expertise to expand its barging operations into new regions.

           INTERNATIONAL FLEET PROFILE BY BARGE TYPE (EXCLUDES UABL)

                                                  NUMBER OF BARGES   AVERAGE AGE (YEARS)
BARGE TYPES                                       ----------------   -------------------
Covered Hoppers                                           6                  16
Open Hoppers                                            113                  17
Tankers                                                   3                  29
Deck                                                      7                   9
Total                                                   129                  17

     At year end, ACL International operated 20 dry cargo barges pursuant to charter agreements with expiration dates of one year. ACL International expects generally to be able to renew such charter agreements as they expire. In addition, ACL International operated six towboats.

BARGE AND TOWBOAT DESIGN AND MANUFACTURING

     Jeffboat manufactures both towboats and barges for ACBL, ACL International, Vessel Leasing LLC ("Vessel Leasing," which is a joint venture between ACL and Vectura) and other customers primarily for inland river service, and also produces coastal and offshore equipment and other special purpose vessels such as cruise boats, casino boats, and U.S. Army Corps of Engineers vessels. Jeffboat has long been recognized as a leader in inland marine technology, incorporating designs and propulsion systems derived from ongoing model basin studies. Jeffboat also provides around-the-clock vessel repair services, including complete dry-docking capabilities, back-up support for emergency cargo salvage and equipment recovery, and full machine shop facilities for repair and storage of towboat propellers, rudders and shafts. In 2001, Jeffboat was the leading producer of inland barges in the United States, producing more than half of the new supply of inland barges for the barging industry.

     ACL believes that the relationship between its transportation operations and Jeffboat provides a competitive advantage to ACL, permitting optimization of construction schedules and asset utilization between ACL's internal requirements and sales to customers. The relationship also gives Jeffboat's engineers an opportunity to collaborate with ACL's barge operations on innovations that optimize towboat performance and barge life.

Terminals

     ACL's terminal subsidiary, ACT, directly operates two facilities located on the Inland Waterways at St. Louis, Missouri and Memphis, Tennessee. GMS, ACL's terminal joint venture, operates 27 terminal or warehouse facilities at Guntersville, Alabama; Jeffersonville and Evansville, Indiana; Louisville, Kentucky; Omaha (two sites) and Nebraska City, Nebraska; Cincinnati, Ohio (two sites); Decatur, Alabama (two sites); Osceola, Helena, Pine Bluff (two sites), West Memphis (two sites) and Ft. Smith (two sites), Arkansas; Chicago, Illinois; Industry, Pennsylvania (three sites); Memphis, Tennessee (two sites); Houston, Texas; and Vlissingen, The Netherlands. GMS also operates four service operations at Battle Creek, Michigan; Mingo Junction, Ohio; Brooklyn Junction, West Virginia; and Vancouver, Canada.

Customers

     ACBL's primary customers include many of the nation's major industrial and agricultural companies. ACBL enters into a wide variety of short and long-term contracts with these customers ranging from annual one-year contracts to multi-year extended contracts with inflation adjustments. ACBL's top 25 customers accounted for 55% of ACL's fiscal 2001 operating revenue. One customer, Cargill, Inc., accounted for more than 10% of ACL's fiscal 2001 consolidated operating revenue.

     ACBL operates a 24-hour planning center at its headquarters in Jeffersonville, Indiana to provide around-the-clock customer contact and planning capability. In addition to enhanced customer service, the planning center has improved communication between vessels and office staff for more efficient logistics and better asset utilization.

Competition

     ACL's barging operations compete on the basis of price, service and equipment availability. Primary competitors of ACL's barging operations include other barge lines, railroads, trucks and pipelines. Barge transportation provides the lowest unit cost of delivery of any major form of transportation for high volume, bulk products, delivering 12% of the volume of U.S. freight for 2% of the total U.S. freight cost, according to data available from the U.S. Department of Transportation. One standard hopper barge has the equivalent carrying capacity of 15 railcars or 58 trucks. In areas where shippers have access to water transportation, the rate per ton-mile is significantly less than rail rates and approximately 80% to 90% lower than truck rates. While it is generally less expensive to move large volumes of certain liquids by pipeline when both the origin and destination have a direct connection to the pipeline, barge transportation of liquids has greater flexibility with respect to the origins and destinations that can be served.

     Competition within the barging industry for major commodity contracts is intense. There are a number of companies offering transportation services on the Inland Waterways. Carriers compete not only on the basis of commodity shipping rates, but also with respect to value-added services, including more convenient and flexible scheduling, more timely information and different equipment. ACL believes its vertical integration provides it with a competitive advantage. ACL utilizes its boat and barge repair and vessel fleeting facilities, Jeffboat's shipbuilding capabilities and the geographically broad-based terminals of ACT and GMS to support its core barging business and to offer a combination of competitive pricing and high quality service to its customer base.

     ACL considers Trinity Industries Inc. to be a significant competitor to Jeffboat. ACL believes that in addition to Trinity, Jeffboat's other significant competitors include Bollinger Machine Shop and Shipyard, Inc. and Galveston Shipbuilding Company for barges and Friede Goldman Halter, Inc. and Quality Shipyards, Inc. for towboats, all of which are located primarily on the Gulf of Mexico. These other competitors do not currently manufacture barges, however, should market conditions change they could quickly ready their shipyards to construct inland barges and related equipment.

Government Regulation

  GENERAL

     ACL's business is highly regulated and subject to government regulation in the form of international treaties, conventions, national, state and local laws and regulations, and laws and regulations of the flag nations of its vessels, including laws relating to the discharge of materials into the environment. Because such conventions, laws and regulations are regularly reviewed and revised by the issuing governmental bodies, ACL is unable to predict the ultimate costs or impacts of compliance. In addition, ACL is required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to its business operations. The kinds of permits, licenses and certificates required depend upon such factors as the country of registry, the commodity transported, the waters in which the vessel operates, the nationality of the vessel's crew, the age of the vessel and the status of ACL as owner, operator or charterer. ACL believes that it currently has all permits, licenses and certificates necessary to permit its vessels to operate in their current trades.

     ACL's domestic transportation operations are subject to regulation by the U.S. Coast Guard, federal laws, state laws and certain international conventions.

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

     ACL's inland tank barges are inspected by the U.S. Coast Guard and carry certificates of inspection. ACL's towing vessels and dry cargo barges are not subject to U.S. Coast Guard inspection requirements.

  JONES ACT

     The Jones Act is a federal cabotage law that restricts domestic marine transportation in the United States to vessels built and registered in the United States. Furthermore, the Jones Act requires that the vessels be manned by U.S. citizens and owned by U.S. citizens. For a limited liability company to qualify as a U.S. citizen for the purpose of domestic trade, 75% of the company's beneficial stockholders must be U.S. citizens. ACL presently meets all of the requirements of the Jones Act for its owned vessels.

     Compliance with U.S. ownership requirements of the Jones Act is very important to the operations of ACL, and the loss of Jones Act status could have a significant negative effect for ACL. ACL monitors the citizenship requirements under the Jones Act of its employees and beneficial equity holders and will take action as necessary to ensure compliance with the Jones Act requirements.

     During the past several years, the Jones Act cabotage laws have been challenged by interests seeking to facilitate foreign flag competition for trade reserved for U.S. flag vessels under the Jones Act. These efforts have been consistently defeated by large margins in the U.S. Congress. ACL believes that continued efforts may be made to modify or eliminate the cabotage provisions of the Jones Act. If such efforts are successful so as to permit foreign competition, such competition could have an adverse effect on ACL.

  USER FEES AND FUEL TAX

     Federal legislation requires that inland marine transportation companies pay a user fee in the form of a tax based on propulsion fuel used by vessels engaged in trade along inland waterways that are maintained by the U.S. Army Corps of Engineers. Such user fees are designed to help defray the costs associated with replacing major components of the waterway system, including dams and locks, and to build new projects. A significant portion of the Inland Waterways on which ACL's vessels operate are maintained by the Corps of Engineers.

     ACL presently pays a federal fuel tax of 24.4 cents per gallon. Legislation has been proposed to repeal a portion (4.3 cents per gallon) of the federal fuel tax. In the future, existing user fees may be increased, and additional user fees imposed, to defray the costs of inland waterways infrastructure and navigation.

ENVIRONMENTAL MATTERS

     ACL's operations are subject to federal, state and local environmental laws and regulations which, among other things, specify requirements for the management of oil, hazardous wastes, and hazardous substances and impose liability for releases of these materials into the environment. ACL devotes resources toward achieving and maintaining compliance with environmental requirements. ACL believes, except as otherwise set forth herein, that it is in material compliance with environmental requirements. However, there can be no assurance that ACL will be at all times in material compliance with all environmental requirements.

     As is the case with others in the maritime industry, a release of oil, hazardous waste, hazardous substances or other pollutants into the environment at or by its properties or vessels, as a result of ACL's current or past operations, or at a facility to which ACL has shipped wastes, or the existence of historical contamination at any of its properties, could result in material liability to ACL. ACL conducts loading and unloading of dry commodities, liquids and scrap materials in and near waterways. Such operations present a potential that some such materials might be spilled into a waterway thereby exposing ACL to potential liability. While the amount of such liability could be material, ACL endeavors to conduct its operations in a manner that it believes reduces such risks.

     Federal, state and local governments could in the future enact laws or regulations concerning environmental matters that affect ACL's operations or facilities, increase its costs of operation, or adversely affect the demand for ACL's services. ACL cannot predict the effect that such future laws or regulations could have on its business. Nor can ACL predict what environmental conditions may be found to exist at its current or past facilities or at other properties where ACL or its predecessors have arranged for the disposal of wastes and the extent of liability that may result from the discovery of such conditions. It is possible that such future laws or undiscovered conditions could have a material adverse effect on ACL's business, financial condition and results of operations.

     ACL is involved as a PRP or interested party with respect to the clean-up of hazardous waste disposal sites (Superfund sites) identified under CERCLA, the federal Superfund clean-up statute, and similar state laws. While CERCLA authorizes joint and several liability for remediation costs at clean-up or remediation sites, as a practical matter, such costs are typically allocated among the waste generators and other involved parties.

     - Pursuant to the 1998 Recapitalization, ACL assumed liability under an order from the EPA under CERCLA, regarding contamination at the former Dravo Mechling property in Seneca, Illinois. ACL has complied with the terms of the order, which requires performance of site sampling and certain remediation at the site. As a result of these remediation efforts, the site has been materially remediated. The EPA and the State of Illinois have issued "no further remediation" letters to ACL indicating that neither entity will require further remediation. In 2001, ACL sold the Seneca, Illinois property to a third party.

     - Jeffboat was named a PRP at the Third Site in Zionsville, Indiana. Jeffboat has also received notice of potential liability with regard to waste allegedly transshipped from the Third Site to the Four County Landfill in Rochester, Indiana. The EPA has conducted an environmental site assessment of this property and has approved a work plan to conclude remediation of the site.

     - A group of barge operators, including National Marine, had barges cleaned at the SBA Shipyard in Houma, Louisiana, which is now conducting voluntary environmental remediation. The SBA Shipyard owner who previously funded the cleanup effort has become insolvent and, as a result, the barge operators involved have formed a group to fund remediation. ACL assumed National Marine's liability in this matter pursuant to the 1998 Recapitalization. The barge operator group has removed the majority of liquid waste from the site and the EPA has preliminarily approved a work plan to remove the solid waste.

     - EPS, Inc., a wholly-owned subsidiary of Vectura, is the owner of Connex Pipe Systems' closed solid waste landfill located in Marietta, Ohio ("Connex"). Liability for the monitoring and potential clean-up of Connex was assumed by ACL pursuant to the 1998 Recapitalization. In 1986 Connex was subject to an Ohio consent judgment ("Consent Judgment") whereby it agreed to remediate and monitor the closed landfill for a period of three years. Connex complied with the Consent Judgment and in 1994 the Ohio Environmental Protection Agency ("Ohio EPA") issued a letter confirming Connex's compliance. However, the Ohio EPA changed its monitoring requirements in 1997 to require longer periods of monitoring for closed sites and attempted to apply those new rules to Connex. Connex, and other similarly situated companies, objected to the new rule which retroactively changed monitoring requirements. On November 30, 1998, the Ohio EPA issued a finalized guidance rule ("Final Guidance") applicable to Connex. ACL believes that the Final Guidance confirmed Connex's position that it had fully complied with the applicable monitoring requirements and owed no further monitoring. ACL believes that it has no further monitoring obligations at Connex and has requested written confirmation from the Ohio EPA that its monitoring responsibilities have ceased.

     - ACBL has received notice from the EPA that it is a PRP at the State Marine of Port Arthur ("State Marine") and the Palmer Barge Line Superfund Sites in Port Arthur, Texas in regard to approximately 50 barges that were cleaned by State Marine and five barges cleaned by Palmer Barge Line for ACBL in the early 1980s. The EPA has requested that ACBL, and other potentially responsible companies, enter into negotiations for the performance of a Remedial Investigation and Feasibility Study, however, there has been no further action to pursue any response costs from ACBL as a PRP.

     Because CERCLA liability is retroactive, it is possible in the future that ACL may be identified as a PRP with respect to other waste disposal sites, where wastes generated by ACL have been transported and disposed.

     As of December 28, 2001, ACL had reserves of approximately $0.7 million for environmental matters. ACL believes it has established reasonable and adequate reserves to cover its known environmental liabilities. However, given the uncertainties associated with such matters, there can be no assurance that liabilities will not exceed reserves.

Occupational Health and Safety Matters

     ACL's domestic vessel operations are primarily regulated by the U.S. Coast Guard for occupational health and safety standards. ACL's domestic shore operations are subject to the U.S. Occupational Safety and Health Administration regulations. While there can be no assurance that ACL is at all times in complete compliance with all such regulations, ACL believes that it is in material compliance with such regulations, and that any noncompliance is not likely to have a material adverse effect on ACL. There can be no assurance, however, that claims will not be made against ACL for work related illness or injury, or that the further adoption of occupational health and safety regulations in the United States or in foreign jurisdictions in which ACL operates will not adversely affect its business, financial condition and results of operations.

     ACL endeavors to reduce employee exposure to hazards incident to its business through safety programs, training and preventive maintenance efforts. ACL emphasizes safety performance in all of its operating divisions. ACL believes that its safety performance consistently places it among the industry leaders as evidenced by what it believes are lower injury frequency levels than many of its competitors. ACL has been certified in the American Waterway Operators Responsible Carrier Program which is oriented to enhancing safety in vessel operations.

Intellectual Property

     ACL registers some of its material trademarks, tradenames and copyrights and has acquired patent protection for some of its proprietary processes. ACL has current trademark rights to conduct its business.

Insurance

     ACL maintains protection and indemnity insurance ("P&I") to cover liabilities arising out of the ownership and operation of marine vessels. ACL maintains hull and machinery insurance policies on each of its vessels in amounts related to the value of each vessel. Each vessel is insured at its current fair market value; however, damage claims are subject to an annual aggregate deductible of $2 million. ACL maintains coverage for shore-side properties, shipboard consumables and inventory, spare parts, worker's compensation, and general liability risks. ACL maintains primary insurance and third party guaranty agreements as to its statutory liabilities for discharges of oil or hazardous substances under the federal Oil Pollution Act of 1990. In the future, ACL may elect to self-insure such primary statutory liability amounts; however, ACL currently maintains and expects to continue to maintain excess coverage for pollution liability. All insurance policies have been obtained and arranged through the Aon Insurance Brokerage Syndicate, other brokers or direct placement with commercial insurers, and maintained with underwriters in the United States, British and other markets.

     Insurance premiums for the coverages described above will vary from year to year depending upon ACL's loss record and market conditions. In order to reduce premiums, ACL maintains certain per occurrence deductible, annual aggregate deductible and self-insured retention levels that it believes are prudent and generally consistent with those maintained by other shipping companies.

Employees

     As of December 28, 2001, on a consolidated basis, ACL employed 3,630 individuals. Of this total, 649 individuals were engaged in shore-side management and administrative functions, 2,039 individuals were employed as boat officers and crew members on its marine vessels, 920 individuals were engaged in production and repair activities at ACL's shipyard facilities, and 22 individuals were employed in production and hourly work activities at ACL's terminals. Seven hundred seventy eight of ACL's domestic shore-side employees are represented by unions. Most of these unionized employees (approximately 756) are represented by the International Brotherhood of Teamsters at ACL's Jeffboat shipyard facility, where the contract with the union expires at the end of April 2002. Ninety two of ACL's South American employees are represented by unions.

PROPERTIES -- ACL

     ACL owns or operates numerous land-based facilities that support its overall marine operations. These facilities include a major construction shipyard, two terminal facilities for cargo transfer and handling throughout the river system, 12 locations (which include 19 separate facilities and service operations) for the staging, fleeting, interchange and repair of barges and towboats and a corporate office complex in Jeffersonville, Indiana. An additional 27 terminal facilities and service locations are operated by GMS.

     The significant ACL-owned facilities among these properties include:

     - The Jeffboat shipbuilding facility in Jeffersonville, Indiana is the largest single-site shipyard facility on the Inland Waterways. It is situated on 86 acres with 5,600 feet of frontage on the Ohio River across from Louisville, Kentucky. There are 38 buildings on the property comprising a total of 305,000 square feet under roof.

     - ACL's main office complex is located on 22 acres in Jeffersonville, Indiana. The main building has approximately 140,000 square feet, and five outlying buildings have a total of 25,000 square feet.

LEGAL PROCEEDINGS -- ACL

     ACL is named as a defendant in various lawsuits that have arisen in the ordinary course of its business. Claimants seek damages of various amounts for personal injuries, property damage and other matters. ACL believes that all material claims asserted under lawsuits of this description and nature are covered by insurance policies. ACL is not aware of any claims or litigation that would be deemed, individually or in the aggregate, to be material to the financial condition, results of operations or liquidity of ACL which are not covered by insurance coverages and policies, other than the environmental matters discussed in "About ACL -- Business -- Environmental Matters."

MANAGEMENT -- ACL

Executive Officers

     The Executive Officers of ACL and/or its subsidiaries and ACL Holdings are:

                               EXECUTIVE OFFICERS

NAME                 AGE   POSITION
-------------------  ---   ------------------------------------------------------------
Michael C. Hagan...  55    President and Chief Executive Officer -- ACL
Paul S. Besson.....  48    Sr. Vice President -- Human Resources and Corporate Services
James F. Farley....  50    Sr. Vice President -- Marketing Services
Robert P. Herre....  49    President -- Jeffboat
Michael A. Khouri..  52    Sr. Vice President -- Transportation Services
Martin K. Pepper...  48    Sr. Vice President -- International
R. Barry Uber......  56    President and Chief Operating Officer -- ACBL
William N.           60    Sr. Vice President -- Logistic Services
  Whitlock.........
James J. Wolff.....  44    Sr. Vice President -- Finance/Administration and Chief
                           Financial Officer

     The members of the Board of Managers of ACL Holdings (the "Board of Managers") are as follows.

                       BOARD OF MANAGERS OF ACL HOLDINGS

NAME                      AGE   POSITION
------------------------  ---   ---------------------------------------------------------
David Wagstaff III        63    Chairman
David H. Baggs            42    Member
Ellen M. Fitzsimmons      41    Member
Paul R. Goodwin           59    Member
Ernest A. Haberli         53    Member
Michael C. Hagan          55    Member
Richard L. Huber          65    Member
Richard E. Mayberry, Jr.  59    Member
James P. Peter            51    Member
David F. Thomas           51    Member

        MICHAEL C. HAGAN is President and Chief Executive Officer and joined ACL in 1970. He has served as President and Chief Executive Officer of ACL and its subsidiaries since 1991. Prior to that, he held a series of positions of increasing responsibility within ACL and CSX.

        PAUL S. BESSON is Senior Vice President -- Human Resources and Corporate Services for ACL and its subsidiaries. Prior to joining ACL in 1998, he was most recently Director, Talent Negotiations and Labor Relations with the National Broadcasting Company, Inc. ("NBC"), a wholly-owned subsidiary of General Electric Company, and earlier held several other human resource positions at NBC since 1984.

        JAMES F. FARLEY was named Senior Vice President -- Marketing Services of ACBL in March 2000, moving from his position as Vice President -- Liquid Sales, which he held from 1998. Mr. Farley joined ACBL in 1992 and served in various positions, including Vice President, Distribution Services. Prior to joining ACL Mr. Farley was Vice President, Operations with The Valley Line -- Sequa Corporation.

        ROBERT P. HERRE was appointed President of Jeffboat in September
2001. Mr. Herre began his career with ACL in 1990 and has served in various managerial roles, most recently as Vice President, Vessel Management for ACBL.

        MICHAEL A. KHOURI was named Senior Vice President -- Transportation Services for ACBL and LDC in March 2000. He had served as Senior Vice
President -- Corporate Services for ACL and its subsidiaries from August 1998 through March 2000 and before that as Senior Vice President and General Counsel since 1990. Prior to joining ACL in 1979, he worked at the Crounse Corporation.

        MARTIN K. PEPPER was appointed Senior Vice President -- International for American Commercial Lines International LLC in August 1998. Prior to joining ACL in 1997 as Vice President for Fleet Maintenance, he served for sixteen years as an operations officer with Canal Barge Line and served in sales and marketing for Tidewater Barge Line from 1990 to 1997.

        R. BARRY UBER was appointed President and Chief Operating Officer of ACBL in July 2001. Mr. Uber was President and Chief Executive Officer of North American Van Lines prior to joining ACBL. Prior to that, Mr. Uber spent twenty-nine years with the Ingersoll-Rand Co., ending his career there as President, Construction and Mining.

        WILLIAM N. WHITLOCK was named Senior Vice President -- Logistic Services for ACBL and LDC in March 2000. He had served as Senior Vice
President -- Transportation Services from 1982 through March 2000. Prior to joining ACL in 1979 Mr. Whitlock devoted fifteen years of his career to the U.S. Army Corps of Engineers in positions of increasing authority.

        JAMES J. WOLFF has served as Senior Vice
President -- Finance/Administration and Chief Financial Officer of ACL and its subsidiaries since 1998. Mr. Wolff was head of international development for ACL from 1996 to 1998. From 1992 to 1996, Mr. Wolff was Senior Vice
President -- Finance, transferring to ACL after serving as an executive of Texas Gas Exploration, a former CSX subsidiary, from 1979 to 1986 and as an executive for CSX from 1986 to 1992.

        DAVID WAGSTAFF III has served as President and Chief Executive Officer of Vectura since 1993. He was previously the Principal in a private consulting business and has worked in various executive capacities at the Equitable Life Assurance Company and Citicorp. He is currently a director of Great Lakes Dredge and Dock Company and a number of private companies.

        DAVID H. BAGGS is Assistant Vice President -- Corporate Treasury for CSX. He has held various finance and planning positions with CSX since 1985.

        ELLEN M. FITZSIMMONS is Senior Vice President -- Law of CSX. She has served in various legal positions with CSX since 1991.

        PAUL R. GOODWIN is Vice Chairman and Chief Financial Officer of CSX. He has served in various executive positions with CSX since 1995. From February to April, 1995, he was Executive Vice President, Finance & Administration of CSX's principal subsidiary, CSX Transportation, Inc. ("CSXT"), which provides rail transportation services. Prior thereto he served as Senior Vice
President -- Finance of CSXT since 1991.

        ERNEST A. HABERLI is President, Commercial Operations, International of The Gillette Company. Mr. Haberli was previously Executive Vice President and Chief Financial Officer of Fort James Corporation from the time of the 1997 merger of Fort Howard Corporation and James River Corporation until 2001. Prior to the merger, he was Senior Vice President, Strategy, for James River, since 1996. From 1990 to 1995, he served as President of Pet International. He also held various executive positions in strategic planning and development and international business management with Kraft General Foods, Kraft International and Kraft, Inc. since 1985.

        RICHARD L. HUBER has been Managing Director, Chief Executive Officer and Principal of the Latin American direct investment group Norte-Sur Partners and Senior Director of Kissinger McLarty Associates, a strategic advisory firm that assists international businesses since January 2001. Mr. Huber, has approximately forty years of investment and merchant banking, international business, and management experience, and was most recently Chief Executive Officer of Aetna, Inc. Before joining Aetna in 1995, he held executive positions with Chase Manhattan Bank, Citibank, Bank of Boston, and Continental Bank. Mr. Huber is also a Director of Perez Companc S.A., the largest publicly traded company in Argentina, and Chairman of UABL.

        RICHARD E. MAYBERRY, JR. has been a Managing Director of Citicorp Capital Investors, Ltd. for over five years. Mr. Mayberry is currently a director of Brunner Mond Group plc and a number of private companies.

        JAMES P. PETER is Vice President -- Taxes for CSX. He has served in various executive positions with CSX since 1987.

        DAVID F. THOMAS has been President of 399 Venture Partners, Inc. since December 1994. In addition, Mr. Thomas has been a Managing Director of Citicorp Venture Capital, Ltd., an affiliate of 399 Venture Partners, Inc., for over five years. Mr. Thomas is currently a director of Lifestyles Furnishings International Ltd., Anvil Knitwear, Inc., Neenah Foundry Company, Plainwell, Inc. and Sleepmaster LLC.

Executive Compensation

     The following table sets forth information concerning the annual and long-term compensation for services in all capacities to ACL, or its subsidiary companies or their predecessors for 1999 through 2001 of those persons who served as (1) the chief executive officer during 2000 and (2) the other four most highly compensated executive officers for 2001 (collectively, the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                                        LONG-TERM
                                                                                       COMPENSATION
                                                                                  ----------------------
                                                                                    AWARDS
                                              ANNUAL COMPENSATION                 ----------    PAYOUTS
                                 ----------------------------------------------   SECURITIES   ---------
                                                                 OTHER ANNUAL     UNDERLYING   LTIP PLAN      ALL OTHER
  NAME AND PRINCIPAL POSITION    YEAR    SALARY    BONUS(1)    COMPENSATION(2)     OPTIONS      PAYOUTS    COMPENSATION(3)
  ---------------------------    ----   --------   ---------   ----------------   ----------   ---------   ----------------
  Michael C. Hagan.............  2001   $315,000   $      0        $ 9,240            N/A         N/A          $27,983
    President and CEO            2000    315,000          0          9,240            N/A         N/A           30,918
    ACL                          1999    315,000    767,525(4)      11,065            N/A         N/A           27,360
  R. Barry Uber................  2001   $126,042   $150,000        $ 4,235            N/A         N/A          $15,188
    President and COO
    ACBL and LDC
    (appointed 7/2001)
  William N. Whitlock..........  2001   $167,000   $      0        $ 9,240            N/A         N/A          $10,275
    Sr. Vice President --        2000    161,000          0          9,240            N/A         N/A           10,577
    Logistic Services            1999    161,000    332,157          9,009            N/A         N/A            8,440
    ACBL and LDC
  Michael A. Khouri............  2001   $167,000   $      0        $ 9,240            N/A         N/A          $ 3,288
    Sr. Vice President --        2000    159,500          0          9,240            N/A         N/A            3,189
    Transportation               1999    152,000    293,164          9,540            N/A         N/A            1,180
    Services
    ACBL and LDC
  James F. Farley..............  2001   $166,125   $      0        $ 9,240            N/A         N/A          $ 2,030
    Sr. Vice President --        2000    156,250     40,000          8,140            N/A         N/A              824
    Marketing Services
    ACBL and LDC
    (appointed 3/2000)

---------------

(1) No Named Executive Officer earned an ACL incentive award for 2001, however, Mr. Uber was paid $150,000 as part of an employment agreement. 1999 Bonus amounts consist entirely of bonus payments paid by CSX in connection with the 1998 Recapitalization ("CSX Bonus Payments").

(2) Consists of automobile payments only in 2001 and 2000, and automobile payments and medical examinations in 1999.

(3) Amounts shown include the above-market portion of earnings on a CSX deferred compensation program available to Mr. Hagan and Mr. Whitlock. For 2001, those amounts were $18,977 for Mr. Hagan and $5,280 for Mr. Whitlock. For 2000, those amounts were $22,013 for Mr. Hagan and $6,124 for Mr. Whitlock. Amounts shown also include life insurance premium payments made on behalf of the Named Executive Officers in the following amounts for 2001: for Mr. Hagan, $2,913, for Mr. Uber, $1,075, for Mr. Whitlock, $3,102, for Mr. Khouri, $1,395, and for Mr. Farley, $1,016; and for 2000: for Mr. Hagan, $2,798, for Mr. Whitlock, $2,546, for Mr. Khouri, $1,282, and for Mr. Farley, $824. Amounts shown also include matching contributions made by ACL in 2001 and 2000 in conjunction with deferral of salary or bonus to a supplementary savings plan on behalf of Mr. Hagan of $4,200. Amounts shown also include payment for the provision of tax services for Messrs. Hagan, Whitlock and Khouri in the amount of $1,893 for each in 2001 and $1,907 for each in 2000, and certain travel expense payments to Mr. Farley of $1,014 for 2001.

(4) Following the 1998 Recapitalization, CSX became obligated to pay Mr. Hagan certain benefits aggregating $3.75 million pursuant to an employment agreement.

     No Named Executive Officer received option grants in 2001.

     The following table sets forth the number of securities underlying unexercised options held by each of the Named Executive Officers and the value of such options at the end of fiscal 2001:

                         FISCAL YEAR END OPTION VALUES

                                                        NUMBER OF
                                                  SECURITIES UNDERLYING         VALUE OF UNEXERCISED
                         SHARES                    UNEXERCISED OPTIONS          IN-THE-MONEY OPTIONS
                       ACQUIRED ON    VALUE        AT FISCAL YEAR-END          AT FISCAL YEAR-END(1)
NAME                    EXERCISE     REALIZED   EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE(2)
----                   -----------   --------   -------------------------   ----------------------------
Michael C. Hagan.....    54,000      $152,032                N/A                     $     0/0
R. Barry Uber........                                        N/A                           N/A
William N.
  Whitlock...........                                   52,966/0                     $22,518/0
Michael A. Khouri....    25,120      $133,462                0/0                     $     0/0
James F. Farley......                                        N/A                           N/A

     -------------------------

     (1) Represents options to purchase CSX Shares.

     (2) Value of unexercised options at fiscal year-end represents the difference between the exercise price of any outstanding in-the-money options and $35.12, the mean value of CSX Shares on December 31, 2001.

     ACL has a salary continuation plan (the "Salary Continuation Plan") whereby supplemental retirement benefits are paid as a function of final pay, some of which are paid in lieu of a former life insurance benefit.

     Prior to the 1998 Recapitalization, the Named Executive Officers, and other eligible employees, were beneficiaries of certain benefit plans established by CSX. ACL intends to continue these benefit plans, which consist of (1) a special retirement plan (the "Special Retirement Plan") whereby certain employees have certain additional compensation covered, and can obtain past or extra service credits for purposes of the qualified pension plan described below in the "Pension Plan Table"; and (2) a supplementary savings plan (the "Supplementary Savings Plan") which permits deferrals of a portion of salary and bonus payments and matching contributions for those deferrals to negate the effect of Internal Revenue Code limits on qualified plan contributions.

Pension Plans

     The pension plan table provided below sets forth estimated annual benefits payable, before offset for the Social Security annuity, by ACL to any officer or salaried employee upon retirement at the normal retirement age after selected periods of service and in specified compensation groups.

                             PENSION PLAN TABLE(1)

                                                      YEARS OF SERVICE
FIVE CONSECUTIVE YEAR                  -----------------------------------------------
AVERAGE COMPENSATION                     15        20        25        30        35
---------------------                  -------   -------   -------   -------   -------
$125,000.............................   26,771    36,146    45,521    54,896    64,271
 150,000.............................   32,125    43,375    54,625    65,875    77,125
 175,000.............................   37,479    50,604    63,729    76,854    89,979
 200,000.............................   42,833    57,833    72,833    87,833   102,833
 225,000.............................   48,188    65,063    81,938    98,813   115,688
 250,000.............................   53,542    72,292    91,042   109,792   128,542
 275,000.............................   58,896    79,521   100,146   120,771   141,396
 300,000.............................   64,250    86,750   109,250   131,750   154,250
 325,000.............................   69,604    93,979   118,354   142,729   167,104
 350,000.............................   74,958   101,208   127,458   153,708   179,958
 375,000.............................   80,313   108,438   136,563   164,688   192,813
 400,000.............................   85,667   115,667   145,667   175,667   205,667
 425,000.............................   91,021   122,896   154,771   186,646   218,521
 450,000.............................   96,375   130,125   163,875   197,625   231,375
 475,000.............................  101,729   137,354   172,979   208,604   244,229
 500,000.............................  107,083   144,583   182,083   219,583   257,083

 -----------------

 (1) Retirement benefits from ACL's funded and unfunded non-contributory Pension Plans are based on both length of service and compensation. The compensation covered by the Pension Plans is compensation paid by ACL to a participant on a regular monthly or annual salary basis, including bonuses or similar awards for personal services rendered in a position that is not under the scope of a labor agreement prior to 2000. Compensation items listed in the Summary Compensation Table covered by the Pension Plans are Base Salary and Bonus. (In the case of employees who elect to receive their Bonus in Company Stock, the amount of the Bonus for Pension Plan computations is the cash value of the Bonus prior to addition of the premium for receipt of Bonus in stock.) Benefits earned before February 1, 2000 are computed at the time of retirement under a defined benefit formula based on years of service and average salary and bonus for the highest 60 consecutive months of service, computed without regard to additional payments in stock. Benefits earned after February 1, 2000 are computed based on career-average base salary only. The Pension Plans provide for normal retirement at age 65 and, subject to certain eligibility requirements, early retirement beginning at age 55 is permitted with reduced pension payments.

     The above table sets forth the estimated annual benefits payable, before offset for the Social Security annuity, by ACL to any officer or salaried employee upon retirement at the normal retirement age after selected periods of service and in specified compensation groups. The normal form of the benefit is a straight-life annuity. As of April 1, 2002, the individuals named in the Summary Compensation Table will have the following years of credited service:
Mr. Hagan, 31.64 years; Mr. Uber, less than 1 year; Mr. Whitlock, 22.88 years; Mr. Khouri, 22.65 years; Mr. Farley, 9.86 years.

     The Internal Revenue Code imposes certain limitations on compensation and benefits payable from tax-qualified pension plans. Pension amounts in excess of such limitations are payable from the non-qualified Pension Plan, which is not funded.

Benefit Plans

     ACL maintains various qualified and non-qualified benefit plans for its employees. All salaried, full time employees are covered or will be covered by an ERISA qualified defined benefit retirement plan and are eligible to participate in a 401(k) savings plan that includes a partial company match feature. Hourly employees with certain of ACL's subsidiaries have separate ERISA qualified defined benefit plans and are eligible to participate in separate 401(k) savings plans.

     ACL maintains a self-insured general welfare health plan for employees. The plan has appropriate levels of employee deductible, and maximum benefit levels. Employees may elect to participate in certain approved HMO plans in lieu of ACL sponsored plan.

     ACL has provided to certain members of management various non-qualified benefit and deferred compensation plans. These plans include deferred salary plans, deferred bonus plans, salary continuation with whole life plans and, prior to the 1998 Recapitalization, participation in certain CSX stock bonus plans, stock option plans and stock purchase/loan plans.

     ACL reserves the right to add, amend, change, tie off and/or terminate any or all qualified or non-qualified benefit plans at any time and to alter, amend, add to and/or restrict employee participation to the extent permitted by applicable federal or state law or regulation.

Compensation of Board of Managers

     ACL will reimburse members of the Board of Managers for any out-of-pocket expenses incurred by them in connection with services provided in such capacity. In addition, ACL may compensate members of the Board of Managers for services provided in such capacity. Mr. Wagstaff received a salary from ACL for duties performed as an employee during 1998 and 1999.

                              THE RIGHTS OFFERING

     Pursuant to the rights offering, we are issuing at no charge one non-transferable warrant with respect to each share of our common stock outstanding as of the trigger date. In addition, the holders of 1999 warrants, as of the trigger date, who have agreed to exercise all of their 1999 warrants upon the completion of the rights offering, will receive one non-transferable warrant for each share of our common stock underlying such 1999 warrants. Holders of warrants will be entitled to purchase 0.4 shares of our common stock for every warrant held at the exercise price of $5.00 per share. If all the warrants are exercised in the rights offering, the total purchase price of our common stock in the rights offering will be $43,526,095.

     The warrants are exercisable beginning on the trigger date and will expire if they are not exercised by 5:00 p.m., New York City time, on May 20, 2002, unless extended by us from time to time in our sole discretion. Warrants that are not exercised by the expiration date of the rights offering will expire and will have no value. HOLDERS SHOULD NOTE THAT IMMEDIATELY AVAILABLE FUNDS MUST BE RECEIVED BY THE EXPIRATION DATE FOR A SUBSCRIPTION TO BE VALID. Although personal checks will be accepted, if they have not cleared by the expiration date the subscription will not be valid. See "-- Exercise of Warrants." We reserve the right to limit the exercise of any warrants that would result in a risk of any stockholder becoming the owner of 5% or more of our common stock. See "Risk Factors -- We have the right to limit the exercise of the warrants" and "-- Escrow Protection Mechanics." Holders who exercise their warrants will not be entitled to revoke their exercise. Holders who do not exercise their warrants will relinquish any value inherent in the warrants.

BACKGROUND

     In order to allow us to more aggressively pursue our business strategy, we devised a plan to issue a new series of warrants which we refer to as the ABC warrants. The ABC warrants were designed to allow us to respond to capital needs as they arise in a timely and cost efficient fashion while allowing our existing stockholders to participate in our future corporate growth. The concept was that one ABC warrant would be distributed with respect to each outstanding share of our common stock. These warrants are "stapled" to the stock, meaning that the warrants may not trade separately from the stock for which they were issued. Under our plan, we will be able to issue up to three call notices (the "A" call, the "B" call and the "C" call). Each call will have the effect of a separate rights offering. We will set the terms for exercise of each call in the call notice. As a warrantholder you are free to exercise all or a portion of your warrants with respect to a particular call. Your failure to exercise any of your warrants with respect to a particular call will not affect your ability to participate in any subsequent call with respect to which you qualify to receive warrants at such time. All outstanding shares of our stock have identical rights with regard to participation with regard to any call. The rights offering represents the "A" call, and this prospectus supplement represents the "A" call notice.

THE WARRANTS

     Warrants distributed in the rights offering will not be separately certificated. In order to exercise warrants, we will require stockholders who hold their shares of our common stock in certificated form to deliver to the warrant agent the common stock certificates representing at least the warrants to be exercised. The warrant agent will hold this common stock in escrow for the stockholders. Following the expiration date, the warrant agent will return the common stock held in escrow to the stockholders. Because of this, if a stockholder exercises a warrant pursuant to such escrow arrangements, the stockholder will not be able to sell or otherwise transfer any common stock delivered to the warrant agent until the warrant agent returns such common stock after the expiration date. Stockholders who hold their shares of our common stock through DTC or other nominee will be required to agree to instruct their broker, custodian or other nominee to instruct DTC to transfer the shares of common stock representing the warrants to be exercised to the warrant agent, to be held in a suspense account on behalf of the stockholder, pending the closing of the rights offering. Following the expiration date, the warrant agent will return to DTC the common stock held in escrow on behalf of the stockholders. Because of this, if a stockholder exercises a warrant pursuant to such escrow arrangements, the stockholder will not be able to sell or otherwise transfer any common stock in the suspense account until the

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warrant agent returns such common stock to DTC after the expiration date. In order to participate in the rights offering, we will require holders of 1999 warrants to exercise all of their 1999 warrants upon the completion of the rights offering. As soon as reasonably practicable after the completion of the rights offering, the warrant agent will issue the common stock underlying the existing warrants to the holder. We will not issue any new common stock between the trigger date and the expiration date.

     To determine the maximum number of shares that you may purchase, multiply the number of warrants you own by 0.4. For example, if you own 100 warrants, you may subscribe for 40 shares (100 rights multiplied by 0.4 = 40). To avoid the inconvenience of issuing fractional shares, you will not receive fractional shares of our common stock, but instead, you will receive cash in lieu of fractional shares of our common stock as a result of your exercise of warrants pursuant to the rights offering, calculated as the product of the fraction of a share of common stock multiplied by the difference between the current market price of a share of common stock and the exercise price.

  EXPIRATION OF THE RIGHTS OFFERING

     You may exercise your warrants at any time before 5:00 p.m., New York City time, on the expiration date. We may, in our sole discretion, extend the time for exercising the warrants. If you do not exercise your warrants before the expiration date, your unexercised warrants will be null and void. We will not be obligated to honor your exercise of warrants if the warrant agent, American Stock Transfer & Trust Company, receives the documents relating to your exercise after the rights offering expires, regardless of when you transmitted the documents. We may extend the expiration date by giving oral or written notice to the warrant agent on or before the scheduled expiration date. If we elect to extend the expiration date of the rights offering, we will issue a press release announcing the extension no later than 9:00 a.m., New York City time, on the next business day after the most recently announced expiration date.

  SUBSCRIPTION PRIVILEGES

     Your warrants entitle you to the basic subscription privilege and the oversubscription privilege.

     Basic Subscription Privilege. With your basic subscription privilege, you may purchase 0.4 shares of our common stock for every warrant you hold, by delivery of the required documents and payment of the exercise price. There is no minimum number of shares you must purchase as a result of the exercise of your warrants, but you may not purchase fractional shares. The warrant agent will deliver to you certificates, or make the necessary book-entry transfers, representing the shares that you purchase upon the exercise of your warrants as soon as practicable after the rights offering has expired.

     Oversubscription Privilege. In addition to your basic subscription privilege, you may subscribe for additional shares of our common stock, by delivery of the required documents and payment of the exercise price, before the expiration of the rights offering.

     Pro Rata Allocation. If all of the warrants are not exercised under the basic subscription privilege, we will issue additional shares to warrantholders who exercise their oversubscription privilege. If there are not enough shares to satisfy all subscriptions made under the oversubscription privilege, we will allocate the remaining shares pro rata, after eliminating all fractional shares, among those oversubscribing warrantholders. "Pro rata" means in proportion to the number of shares of our common stock which you and the other warrantholders subscribed for by exercising your basic subscription privileges. If there is a pro rata allocation of the remaining shares and you receive an allocation of a greater number of shares than you subscribed for under your oversubscription privilege, then we will allocate to you only the number of shares for which you subscribed. We will allocate the remaining shares among all other holders exercising their oversubscription privileges.

     Return of Excess Payment. If you exercised your oversubscription privilege and are allocated less than all of the shares for which you wished to subscribe, your excess payment for shares that were not allocated to you will be returned by mail, without interest or deduction, as soon as reasonably practicable after the expiration date. The warrant agent will deliver to you certificates or make the necessary book-entry transfers,

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representing the shares which you purchased as soon as reasonably practicable after the expiration date and after all pro rata allocations and adjustments have been completed.

     Backstop Agreement. SZ Investments will not be allocated any additional shares in excess of their pro rata percentage of our common stock pursuant to the backstop agreement unless other warrantholders do not fully exercise their basic and/or oversubscription privileges, in which case SZ Investments has, subject to certain conditions, agreed to buy such additional shares pursuant to their backstop obligations.

  EXERCISE PRICE

     The exercise price is $5.00 per share, payable in immediately available funds. If the conditions to the completion of the rights offering are not satisfied or the rights offering is otherwise terminated, your funds will be returned to you promptly, without interest or deduction.

  EXERCISE OF WARRANTS

     You may exercise your warrants by delivering the following to the warrant agent at the address and in the manner described below under "-- Method of Payment" and "-- Delivery of Subscription Materials and Payment," at or prior to 5:00 p.m., New York City time, on the expiration date:

     - your properly completed and executed exercise form with any required signature guarantees or other supplemental documentation; and

     - your full exercise price payment for each share subscribed for under your subscription privileges;

     - if you hold your shares of our common stock in certificated form, certificates representing at least the number of shares of our common stock representing the warrants to be exercised;

     - if you hold your shares of our common stock through DTC, an exercise form instructing your broker, nominee or other custodian to instruct DTC to transfer the shares of common stock representing the warrants to be exercised to a suspense account established by the warrant agent, to be held in escrow for you until after the expiration date.

CERTIFICATE OF INCORPORATION RESTRICTIONS; ESCROW PROTECTION MECHANICS

     Our ability to utilize our NOLs would be substantially reduced if we were to undergo an ownership change within the meaning of Section 382 of the Code. In order to reduce the risk of an ownership change, our certificate of incorporation restricts the ability of any record or beneficial, direct or indirect, holder of 5% or more of our common stock (however acquired, including acquisition though exercise of warrants to purchase shares granted by us) to sell, transfer, pledge, encumber or dispose of any shares owned by it, or to purchase, acquire, or otherwise receive additional shares of our common stock without our prior consent. Our certificate of incorporation also restricts the ability of any other holder whether direct or indirect, record or beneficial, to make an acquisition of our common stock which will result in total ownership, either direct or indirect, record or beneficial by such stockholder of 5% or more of our common stock without our prior consent. These restrictions will apply unless and until we determine that such acquisition will not result in an unreasonable risk of an ownership change. In determining 5% ownership, the following attribution provisions apply for purposes of Section 382 of the Code:

     Any family group consisting of an individual, spouse, children, grandchildren and parents are treated as one person. Note that an individual can be treated as a member of several different family groups; e.g., your family group would include your spouse, children and mother, but your mother's family group would include her spouse, all her children and her grandchildren.

     Any common stock owned by any entity will generally be attributed proportionately to the ultimate owners of that entity. Such attribution will also occur through tiered entity structures.

     Any persons or entities acting in concert or having a formal or informal understanding among themselves to make a coordinated purchase of common stock will be treated as one stockholder.

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     In determining stock ownership, any person or entity that holds an option to acquire either common stock or another option or right to acquire common stock should be treated as owning the underlying common stock.

     Ownership may not be structured with an abusive principal purpose of avoiding these rules.

     We have the right, in our sole and absolute discretion, to limit the exercise of warrants, including instructing the warrant agent to refuse to honor any exercise of warrants, by 5% stockholders.

     The total number of our common shares expected to be outstanding upon completion of the rights offering, assuming all of the warrants are exercised, including the 1999 warrants, and the issuance of 339,039 shares of restricted common stock to ACL management, as described under "The Recapitalization -- Management Arrangements," is 30,807,306. Five percent of 30,807,306 is 1,540,365.

     In order to avoid an "ownership change" for Federal income tax purposes, we have implemented the escrow protection mechanics as follows: (1) by exercising warrants, each holder will represent to us that such holder will not be, after giving effect to the exercise of warrants and assuming that such holder is issued all of the shares for which the holder subscribed, an owner, either direct or indirect, record or beneficial, or by application of Section 382 attribution provisions summarized above, of more than 1,350,000 shares of our common stock; (2) if such exercise would result in such holder owning more than 1,350,000 shares of our common stock, such holder must notify the warrant agent at the number set forth under "Delivery of Subscription Materials and Payment;"
(3) if requested, each holder will be required to provide us with additional information regarding the amount of common stock that the holder owns and (4) we shall have the right to instruct the warrant agent to refuse to honor such holder's exercise to the extent such exercise might, in our sole and absolute discretion, result in such holder owning 5% or more of our common stock. By exercising warrants in the rights offering, you agree that the escrow protection mechanics are valid, binding and enforceable against you.

     The escrow protection mechanics are meant to be applied in conjunction with the restrictions in our certificate of incorporation and to provide us with a means to both supplement and enforce such restrictions with regard to the exercise of the warrants issued in the rights offering. We have received opinions of counsel that the provisions in our certificate of incorporation and the escrow protection mechanics are legal, valid, binding and enforceable under Delaware law. We intend to vigorously challenge any attempt to violate these restrictions and to pursue all available remedies in the event of any violation. Any purported exercise of warrants, in violation of either the restrictions in our certificate of incorporation or the escrow protection mechanics section will be void and of no force and effect.

CONDITIONS TO THE RIGHTS OFFERING

     We may terminate the rights offering if at any time before completion of the rights offering there is any judgment, order, decree, injunction, statute, law or regulation entered, enacted, amended or held to be applicable to the rights offering that in the sole judgment of our board of directors would or could make the rights offering or its completion illegal or materially more burdensome to us or otherwise restrict or prohibit completion of the rights offering. We may waive any of these conditions and choose to proceed with the rights offering even if one or more of these events occurs.

     In addition, if we determine that the exercise of the warrants would cause an unreasonable risk of a Section 382 ownership change, we may terminate the rights offering. See "Certain United States Federal Income Tax
Consequences -- Section 382 and Limitations on the Use of Losses by the
Company".

     The closing of the rights offering is also conditioned upon the prior or simultaneous closing of the recapitalization and debt restructuring. See "The Recapitalization."

     If the conditions to completion of the rights offering are not satisfied or we otherwise terminate the rights offering, all warrants will expire without value and all exercise payments received by the warrant agent will be returned promptly, without interest or deduction.

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AMENDMENTS AND CANCELLATION

     We reserve the right to extend the expiration date and to amend the terms or conditions of the rights offering. If the offering is extended the warrant agent will hold your shares and exercise funds, and you will not be able to sell or transfer your shares so held during the extension period. We may amend the terms of a series of warrants prior to the trigger date for those series of warrants, without the approval of any of the warrantholders. With respect to a series of warrants where the trigger date has occurred, we may amend the terms of those warrants only to cure an ambiguity or correct or supplement a provision which may be defective or inconsistent with other provisions. We may also add provisions relating to questions or matters which arise, additions which we and the warrant agent deem necessary or desirable and which will not adversely affect the interests of the warrantholders. If we amend the terms or conditions of the rights offering, a new prospectus supplement will be distributed to all warrantholders who have previously exercised warrants and to holders of record of unexercised warrants on the date we amend the terms. In addition, all warrantholders who have previously exercised warrants, or who exercise warrants within four business days after the mailing of the new prospectus supplement, shall be provided with a form of consent to amended rights offering terms, on which they can confirm their exercise of warrants and their exercise under the terms of the rights offering as amended by us. A warrantholder who has previously exercised any warrants, or who exercises warrants within four business days after the mailing of the new prospectus supplement, and who does not return such consent within ten business days after the mailing of such consent by us will be deemed to have canceled his or her exercise of warrants, and the full amount of the exercise price previously paid by such warrantholder will be returned promptly by mail, without interest or deduction. Any completed exercise form received by the warrant agent five or more business days after the date of the amendment will be deemed to constitute the consent of the warrantholder who completed such exercise form to the amended terms.

     WE RESERVE THE RIGHT TO CANCEL THE RIGHTS OFFERING AT ANY TIME. SUCH CANCELLATION WOULD BE EFFECTED BY US BY GIVING ORAL OR WRITTEN NOTICE OF SUCH CANCELLATION TO THE WARRANT AGENT AND MAKING A PUBLIC ANNOUNCEMENT BY PRESS RELEASE. IF CANCELED, THE EXERCISE PRICE WILL BE PROMPTLY RETURNED BY MAIL TO EXERCISING WARRANTHOLDERS, WITHOUT INTEREST OR DEDUCTION. IF THE OFFERING IS CANCELED, THE WARRANTS WILL NOT BE EXERCISABLE AND WILL HAVE NO VALUE.

NO REVOCATION

     Once a holder of warrants has exercised any or all of such warrants, such exercise may not be revoked except upon amendment or termination of the rights offering.

WARRANT AGENT

     We have appointed American Stock Transfer & Trust Company as warrant agent for the rights offering. The warrant agent's address, which is the address to which the exercise forms, payment of the exercise price and other subscription documents should be delivered, and telephone number is set forth under "-- Delivery of Subscription Materials and Payment" below.

     We will pay the warrant agent customary fees and reimbursements for its expenses. We have also agreed to indemnify the warrant agent against any liability that it may incur in connection with the rights offering.

INFORMATION AGENT

     We have appointed Innisfree M&A Incorporated as information agent for the rights offering. Any questions or requests for additional copies of this prospectus supplement or any ancillary documents may be directed to the information agent at the following address and telephone number:

     501 Madison Avenue
     20th Floor
     New York, New York 10022
     Telephone: (888) 750-5834 (toll-free)

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

     We will pay the information agent customary fees and reimbursements for its expenses. We have also agreed to indemnify the information agent against any liability that it may incur in connection with the rights offering.

METHOD OF PAYMENT

     Your payment of the exercise price must be made in U.S. dollars for the full number of shares of common stock you are subscribing for by either:

     - check or bank draft drawn upon a U.S. bank or postal, telegraphic or express money order payable to the warrant agent; or

     - wire transfer of immediately available funds directed to American Stock Transfer & Trust Company, c/o Chase Manhattan Bank, ABA No. 021000021, Credit Account No. 323053785.

RECEIPT OF PAYMENT

     Your payment will be considered received by the warrant agent only upon:

     - clearance of any uncertified check;

     - receipt by the warrant agent of any certified check or bank draft drawn upon a U.S. bank or of any postal, telegraphic or express money order; or

     - receipt of collected funds in the warrant account designated above.

CLEARANCE OF UNCERTIFIED CHECKS

     If you are paying by uncertified personal check, please note that uncertified checks may take at least five business days to clear. If you wish to pay the exercise price by uncertified personal check, we urge you to make payment sufficiently in advance of the expiration date to ensure that your payment is received and clears by that time. We urge you to consider using a certified or cashier's check, money order or wire transfer of funds to avoid missing the opportunity to exercise your warrants.

DELIVERY OF SUBSCRIPTION MATERIALS AND PAYMENT

     You should deliver your subscription documents and payment of the exercise price to the warrant agent at the following address:

     American Stock Transfer & Trust Company
     59 Maiden Lane
     New York, NY 10038
     Telephone: (212)936-5100
     Facsimile: (718) 234-5001

     Your delivery to an address other than the address set forth above will not constitute valid delivery.

CALCULATION OF WARRANTS EXERCISED

     If you do not indicate the number of warrants being exercised, or do not forward full payment of the total exercise price payment for the number of warrants that you indicate are being exercised, then you will be deemed to have exercised your subscription privileges with respect to the lesser of the maximum number of warrants that may be exercised with the aggregate exercise price payment and the maximum number of warrants that may be exercised with the number of our common stock certificates, or book-entry transfers effected, you delivered to the warrant agent. If your aggregate exercise price payment is in excess of the amount you owe for your subscription, we will return the excess amount to you by mail, without interest or deduction, as soon as practicable after the expiration date.

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EXERCISING A PORTION OF YOUR WARRANTS

     If you wish to subscribe for fewer than all the shares of our common stock represented by your warrants, you should indicate on your exercise form the number of warrants you wish to exercise.

YOUR FUNDS WILL BE HELD BY THE WARRANT AGENT UNTIL SHARES OF COMMON STOCK ARE ISSUED

     The warrant agent will hold your payment of the exercise price payment in a segregated account with other payments received from other warrantholders until we issue your shares to you or return your payment, without interest or deduction.

SIGNATURE GUARANTEE MAY BE REQUIRED

     Your signature on each exercise form must be guaranteed by an eligible institution subject to standards and procedures adopted by the warrant agent, unless:

     - your exercise form provides that shares are to be delivered to you as record holder of those warrants; or

     - you are an eligible institution.

     An "eligible institution" is a firm or other entity that is identified as an "Eligible Guarantor Institution" in Rule 17Ad-15 under the Exchange Act, including:

     - a bank;

     - a broker, dealer, municipal securities broker or dealer or government securities broker or dealer;

     - a credit union;

     - a member of a national securities exchange, registered securities association or clearing agency; or

     - a savings association that is a participant in a securities transfer association for the account of an eligible institution.

NOTICE TO BENEFICIAL HOLDERS

     If you are a bank, broker, trustee, depository or other nominee who holds shares of our common stock for the account of others on the trigger date, you should notify the respective beneficial owners of such shares of the rights offering as soon as possible to find out their intentions with respect to exercising their warrants. You should obtain instructions from the beneficial owner with respect to the warrants, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should complete the appropriate exercise forms and submit them to the warrant agent with the proper payment. If you hold shares of our common stock for the account(s) of more than one beneficial owner, you may exercise the number of warrants that all such beneficial owners in the aggregate otherwise would have been entitled had they been direct record holders of our common stock on the trigger date, provided that, you, as a nominee record holder, make a proper showing to the warrant agent by submitting the form entitled "Nominee Holder Certification" that we will provide to you with your rights offering materials.

BENEFICIAL OWNERS

     If you are a beneficial owner of shares of our common stock or will receive your warrants through a bank, broker, trustee, depository or other nominee, we will ask your bank, broker, trustee, depository or other nominee to notify you of the rights offering. If you wish to exercise your warrants, you will need to have your bank, broker, trustee, depository or other nominee act for you. If you hold certificates of our common stock directly and would prefer to have your bank, broker, trustee, depository or other nominee hold them on your behalf, you should contact your bank, broker, trustee, depository or other nominee and request it to effect the transactions for you. To indicate your decision with respect to your warrants, you should complete and return to your bank, broker, trustee, depository or other nominee the form entitled "Beneficial Owner Election Form." You should receive this form from your bank, broker, trustee, depository or other nominee with the

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other rights offering materials. If you wish to obtain a separate exercise form, you should contact the nominee as soon as possible and request that a separate exercise form be issued to you.

INSTRUCTIONS FOR COMPLETING YOUR EXERCISE FORM

     You should read and follow the instructions for your exercise form carefully.

     If you want to exercise your warrants, you should send your common stock certificates representing at least the number of warrants you want to exercise, or instruct your broker to instruct DTC to transfer the number of shares representing your exercise, your exercise form and your exercise price payment to the warrant agent. Do not send your common stock certificates, your exercise form or your exercise price payment to either the information agent or us.

     You are responsible for the method of delivery of your common stock certificates, your exercise form and your exercise price payment to the warrant agent. If you send your common stock certificates, your exercise form or your exercise price payment by mail, we recommend that you send them by registered mail, properly insured, with return receipt requested. You should allow a sufficient number of days to ensure receipt by the warrant agent prior to the expiration date. Because uncertified personal checks may take at least five business days to clear, you are strongly urged to pay, or arrange for payment, by means of certified or cashier's check, money order or wire transfer of funds.

DETERMINATIONS REGARDING THE EXERCISE OF YOUR WARRANTS

     We will decide all questions concerning the timeliness, validity, form and eligibility of your exercise of your warrants and our determinations will be final and binding. We, in our sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine. We may reject the exercise of any of your warrants because of any defect or irregularity. We will not receive or accept any exercise until all irregularities have been waived by us or cured by you within such time as we decide, in our sole discretion.

     Neither we nor the warrant agent will be under any duty to notify you of any defect or irregularity in connection with your submission of exercise forms and we will not be liable for failure to notify you of any defect or irregularity. We reserve the right to reject your exercise of warrants if your exercise is not in accordance with the terms of the rights offering or in proper form. We will also not accept your exercise of warrants if our issuance of shares of our common stock to you could be deemed to violate our certificate of incorporation, be unlawful under applicable law, is materially burdensome to us or as otherwise described under "-- Conditions to the Rights Offering."

QUESTIONS ABOUT EXERCISING WARRANTS

     If you have any questions, require assistance regarding the method of exercising your warrants or have any requests for additional copies of this prospectus supplement or the "Danielson Holding Corporation Rights Offering Exercise Form," you should contact the information agent at the address and telephone number set forth above under "-- Information Agent."

PROCEDURES FOR DTC PARTICIPANTS

     We expect that your exercise of your subscription privilege may be made through the facilities of the Depository Trust Company (referred to as DTC). If your warrants are held of record through DTC, you may exercise your subscription privileges by instructing your broker or other nominee to transfer your warrants from the broker's account to the account of the warrant agent, together with certification as to the aggregate number of warrants you are exercising and the number of shares of our common stock you are subscribing for under your subscription privileges, and your exercise price payment for each share you subscribed for pursuant to your subscription privileges.

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FOREIGN AND OTHER STOCKHOLDERS

     Exercise forms will not be mailed to warrantholders whose addresses are outside the United States or who have an APO or FPO address. To exercise such warrants, you must notify the warrant agent and take all other steps that are necessary to exercise your warrants on or prior to the expiration date. If the procedures set forth in the preceding sentence are not followed prior to the expiration date your warrants will expire.

SHARES OF COMMON STOCK OUTSTANDING AFTER THE RIGHTS OFFERING AND EXERCISE OF THE BACKSTOP AGREEMENT, IF NECESSARY

     If all the warrants are exercised in the rights offering, including the 1999 warrants, and the shares of our restricted common stock are issued to ACL Management as described in this prospectus supplement, 30,807,306 shares of our common stock will be issued and outstanding, based on the number of shares outstanding at the open of business on April 19, 2002. Based on the 19,760,480 shares of our common stock issued and outstanding as of the open of business on April 19, 2002, our issuance of shares in the rights offering, and with respect to the 1999 warrants, and to ACL management would result, on a pro forma basis as of the open of business on April 19, 2002, in an approximately 55.9% increase in the number of outstanding shares of our common stock.

     If only the minimum number of warrants are exercised in the rights offering, including for this purpose, shares with respect to the 1999 warrants and the backstop, 25,763,048 shares of our common stock will be issued and outstanding, based on the number of shares outstanding at the open of business on April 19, 2002. Based on the 19,760,480 shares of our common stock issued and outstanding as of the open of business on April 19, 2002, our issuance of shares in the rights offering would result, on a pro forma basis as of the open of business on April 19, 2002, in an approximately 30.4% increase in the number of outstanding shares of our common stock.

OTHER MATTERS

     We are not making the rights offering in any state or other jurisdiction in which it is unlawful to do so, nor are we selling or accepting any offers to purchase any shares of our common stock from warrantholders who are residents of those states or other jurisdictions. We may delay the commencement of the rights offering in those states or other jurisdictions, or change the terms of the rights offering, in order to comply with the securities law requirements of those states or other jurisdictions. We may decline to make modifications to the terms of the rights offering requested by those states or other jurisdictions, in which case, if you are a resident in those states or jurisdictions you will not be eligible to participate in the rights offering.

DETERMINATION OF TERMS OF RIGHTS OFFERING

     The exercise price and the other terms of the rights offering were approved by an independent committee of our board of directors. The members of the independent committee were not affiliated with SZ Investments or Martin J. Whitman. In order to consummate the acquisition of ACL and the related restructuring, we determined that the sale of common stock through a rights offering was the best method to allow all of our stockholders to participate in the sale of this new equity capital. The independent committee believes that the exercise price reflects our objective of achieving the maximum net proceeds obtainable from the rights offering, while providing our security holders with an opportunity to make an additional investment in our company, thus avoiding dilution of their ownership position in us. The independent committee also approved the terms of the backstop agreement.

     In approving the exercise price, the other terms of the rights offering and the terms of the backstop agreement, the independent committee considered the advice of its counsel and other advisors as well as such factors as the alternatives available to us for financing our capital, other alternatives for raising capital, the market price of our common stock, our business prospects, the general condition of the securities markets at the time the rights offering was approved and the backstop pricing on other rights offering. There can be no assurance, however, that the market price of our common stock will not decline during the exercise period to a level equal to or below the exercise price, or that, following the issuance of the warrants and of our common stock upon exercise of warrants, an exercising holder will be able to sell shares purchased in the rights offering at a price equal to or greater than the exercise price. See "Risk Factors."

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                               BACKSTOP AGREEMENT

     On March 21, 2002, we entered into a backstop agreement with SZ Investments, the holder of approximately 18.0% of our common stock on a fully diluted basis, pursuant to which SZ Investments agreed, subject to certain conditions, to:

     - simultaneously with the closing of the rights offering, exercise in full its warrant dated August 12, 1999, resulting in the issuance of 1,900,437 shares of common stock at an aggregate exercise price of $9,015,500; and

     - purchase all shares of our common stock offered in the rights offering and not purchased pursuant to the basic subscription privilege and the oversubscription privilege by our other stockholders (referred to herein as the "backstop"), up to a maximum total investment by SZ Investments pursuant to the backstop of $20,000,000.

     In consideration for its obligations pursuant to the backstop, SZ Investments will receive a cash fee of $1,000,000, $250,000 of which was paid upon execution of the backstop agreement and $750,000 of which became payable upon commencement of the rights offering. In addition, we have also agreed to reimburse SZ Investments for (1) their costs and expenses in connection with the backstop agreement in an aggregate amount not to exceed $25,000, and (2) if applicable, all costs and expenses incurred in preparation and filing of notices and filings under the Hart Scott Rodino Antitrust Improvements Act of 1976.

     The following conditions must be satisfied prior to SZ Investments being required to fulfill its obligations under the backstop agreement, and in the event any of these conditions are not satisfied, SZ Investments will have the right to terminate their obligations under the backstop agreement:

     - obtaining all required Commission and AMEX approvals (if any);

     - with respect to SZ Investments, the lock-up agreement to which HY I Investments, L.L.C. (referred to as "HYI") is a party being in effect with respect to HYI;

     - the execution and delivery by us of a registration rights agreement, in which we agree to (a) register the common shares purchased by SZ Investments in the rights offering, including through its subscription privileges and the backstop, on a shelf registration statement within 60 days of the closing of the rights offering and (b) grant SZ Investments unlimited demand and piggy-back registration rights with respect to all ACL notes held by SZ Investments, on terms acceptable to SZ Investments;

     - the representations and warranties set forth in the backstop agreement being true and correct and the covenants set forth in the backstop agreement having been performed; and

     - the restructuring of ACL being consummated on substantially the same terms as those set forth in the backstop agreement no later than June 15, 2002 (unless the recapitalization agreement has been otherwise extended by no more than 15 days by us, ACL Holdings and ACL; provided that the related right of termination contained in each of the senior noteholder lock-up agreement, the DHC lock-up agreement and the forebearance agreement is extended by all parties thereto for the same number of days) and simultaneously with the closing of the rights offering.

     In addition, SZ Investments will have the right to terminate its obligations under the backstop for the following:

     - the restructuring on substantially the same terms as set forth in the backstop agreement is not consummated on or before June 15, 2002 or simultaneously with the closing of the rights offering;

     - HYI terminates the lock-up agreement to which it is a party in accordance with the provisions thereof, or the lock-up agreement is otherwise not in effect with respect to HYI;

     - a pre-arranged plan or any other proceedings under the U.S. Bankruptcy Code is filed involving ACL Holdings or ACL; or

     - the recapitalization agreement, after being executed and delivered by the proper parties, is terminated or expires prior to the consummation of the restructuring of ACL.

     As of the open of business on April 19, 2002 SZ Investments owned 2,000,000 shares of our common stock and a warrant to purchase 1,900,437 shares of our common stock.

     In connection with the backstop agreement, we agreed to enter into a registration rights agreement with SZ Investments that, subject to certain conditions, will allow it to resell the common stock they purchase pursuant to the backstop agreement and any common stock that they may receive upon exercise of their warrants.

     For a fuller understanding of the backstop agreement, you should carefully read that agreement, which is filed as an exhibit to our Current Report on Form 8-K filed with the Commission on April 19, 2002.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth the beneficial ownership of common stock as of April 12, 2002 of (a) each director, (b) each executive officer, and (c) each person known by us to own beneficially more than five percent of the outstanding shares of common stock. We believe that, except as otherwise stated, the beneficial holders listed below have sole voting and investment power regarding the shares reflected as being beneficially owned by them.

                                                    AMOUNT AND NATURE OF         PERCENT OF
                                                    BENEFICIAL OWNERSHIP          CLASS(1)
                                                    --------------------         ----------
PRINCIPAL STOCKHOLDERS
SZ Investments, LLC
  2 N. Riverside Plaza
  Chicago, IL 60606...............................       3,900,437(2),(3)           18.0
Commissioner of Insurance
of the State of California
  Mission Insurance Companies' Trusts
  425 Market Street
  San Francisco, CA 94105.........................       1,803,235(2),(4)            9.1
Martin J. Whitman
  c/o Danielson Holding Corporation
  767 Third Avenue
  New York, NY 10017-2023.........................       1,281,143(2),(5)            6.5
OFFICERS AND DIRECTORS
Martin J. Whitman.................................       1,281,143(2),(5)            6.5
David M. Barse....................................         224,999(6)               *
Samuel Zell.......................................       3,900,437(2),(7)           18.0
Joseph F. Porrino.................................          83,333(8)               *
Frank B. Ryan.....................................          75,333(8)               *
Eugene M. Isenberg................................          96,591(9)               *
Wallace O. Sellers................................          76,666(10)              *
Stanley J. Garstka................................          77,674(11)              *
William Pate......................................          60,200(12)              *
Michael Carney....................................        157, 501(13)              *
W. James Hall.....................................           6,667(14)              *
All Officers and Directors as a Group (11
  persons)........................................       6,040,544(15)              26.9

---------------

  * Percentage of shares beneficially owned does not exceed one percent of the outstanding common stock.

 (1) Share percentage ownership is rounded to nearest tenth of one percent and reflects the effect of dilution as a result of outstanding options and warrants to the extent such options and warrants are, or within 60 days will become, exercisable. As of April 12, 2002 (the date as of which this table was prepared), there were exercisable options outstanding to purchase 947,002 shares of common stock and exercisable warrants to purchase 2,002,568 shares of common stock. Shares underlying any option or warrant which was exercisable on April 12, 2002 or becomes exercisable within the next 60 days are deemed outstanding only for purposes of computing the share ownership and share ownership percentage of the holder of such option or warrant.

 (2) In accordance with provisions of our certificate of incorporation, all certificates representing shares of common stock beneficially owned by holders of five percent or more of the common stock are owned of record by us, as escrow agent, and are physically held by us in that capacity.

 (3) Includes shares underlying a warrant to purchase 1,900,437 shares of common stock at an exercise price of $4.74391 per share.

 (4) Beneficially owned by the Commissioner of Insurance of the State of California in his capacity as trustee for the benefit of holders of certain deficiency claims against certain trusts which assumed liabilities of certain present and former insurance subsidiaries of us.

 (5) Includes 803,669 shares beneficially owned by Third Avenue Value Fund Series ("TAVF") of the Third Avenue Trust, an investment company registered under the Investment Company Act of 1940; 104,481 shares beneficially owned by Martin J. Whitman & Co., Inc. ("MJW&Co"), a private investment company; and 84,358 shares beneficially owned by Mr. Whitman's wife and three adult family members. Mr. Whitman may be deemed to control the investment adviser of TAVF, and may be deemed to own beneficially a five percent equity interest in TAVF. Mr. Whitman is the principal stockholder in MJW&Co, and may be deemed to own beneficially the shares owned by MJW&Co. Mr. Whitman disclaims beneficial ownership of the shares of common stock owned by TAVF and Mr. Whitman's family members.

 (6) Includes shares underlying currently exercisable options to purchase an aggregate of 50,000 shares of common stock at an exercise price of $5.6875 per share, 50,000 shares of common stock at an exercise price of $7.0625 per share, 25,000 shares of common stock at an exercise price of $3.65625 per share, 41,666 shares of common stock at an exercise price of $5.3125 per share and 33,333 shares of common stock at an exercise price of $4.00 per share. Does not include shares underlying options to purchase an aggregate of 8,334 shares of common stock at an exercise price of $5.3125 per share or 16,667 shares of common stock at an exercise price of $4.00 per share or 100,000 shares of common stock at an exercise price of $3.37 per share which are not currently exercisable nor become exercisable within the next 60 days.

 (7) Includes 2,000,000 shares of common stock owned by SZ Investments, a company controlled by Mr. Zell, and 1,900,437 shares of common stock issuable upon exercise of a warrant owned by SZ Investments.

 (8) Includes shares underlying currently exercisable options to purchase an aggregate of 46,667 shares of common stock at an exercise price of $3.63 per share and 26,666 shares of common stock at an exercise price of $4.00. Does not include shares underlying options to purchase an aggregate of 13,334 shares of common stock at an exercise price of $4.00 which are not currently exercisable nor become exercisable within the next 60 days.

 (9) Includes 20,088 shares owned by Mentor Partnership, a partnership controlled by Mr. Isenberg, and 28 shares owned by Mr. Isenberg's wife. Does not include shares underlying options to purchase an aggregate of 13,334 shares of common stock at an exercise price of $4.00 which are not currently exercisable nor become exercisable within the next 60 days.

(10) Includes shares underlying currently exercisable options to purchase an aggregate of 40,000 shares of common stock at an exercise price of $7.00 per share. Does not include shares underlying options to purchase an aggregate of 13,334 shares of common stock at an exercise price of $4.00 which are not currently exercisable nor become exercisable within the next 60 days.

(11) Does not include shares underlying options to purchase an aggregate of 13,334 shares of common stock at an exercise price of $4.00 which are not currently exercisable nor become exercisable within the next 60 days.

(12) Includes shares underlying currently exercisable options to purchase an aggregate of 15,200 shares of common stock at an exercise price of $4.00. Does not include shares underlying options to purchase an aggregate of 7,600 shares of common stock at an exercise price of $4.00 per share which are not currently exercisable nor become exercisable within the next 60 days.

(13) Includes shares underlying currently exercisable options to purchase an aggregate of 50,000 shares of common stock at an exercise price of $5.6875 per share, 35,000 shares of common stock at an exercise price of $7.0625 per share, 10,000 shares of common stock at an exercise price of $3.65625 per share, 20,834 shares of common stock at an exercise price of $5.3125 per share and 16,667 shares of common stock at an exercise price of $4.00. Does not include shares underlying options to purchase an aggregate of 4,166 shares of common stock at an exercise price of $5.3125 per share or 8,333 shares of common stock at an exercise price of $4.00 per share or 25,000 shares of common stock at an exercise price of $3.37 which are not currently exercisable nor become exercisable within the next 60 days.

(14) Includes shares underlying currently exercisable options to purchase an aggregate of 1,667 shares of common stock at an exercise price of $4.00. Does not include shares underlying options to purchase an aggregate of 3,333 shares of common stock at an exercise price of $4.00 or 10,000 shares of common stock at an exercise price of $3.37 which are not currently exercisable nor become exercisable within the next 60 days.

(15) In calculating the percentage of shares owned by officers and directors as a group, the shares of common stock underlying all options which are beneficially owned by officers and directors and which are currently exercisable or become exercisable within the next 60 days are deemed outstanding.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of certain U.S. federal income tax consequences to holders of our common stock upon the issuance of the warrants in the rights offering and upon the exercise of the warrants. The discussion is based upon the Code, Treasury Regulations, judicial authorities, published positions of the IRS and other applicable authorities, all as in effect on the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). The discussion does not address all of the tax consequences that may be relevant to a particular holder of our common stock or to holders subject to special treatment under federal income tax laws such as financial institutions, insurance companies, broker-dealers, tax-exempt organizations, foreign persons, or persons holding our common stock as part of a straddle or conversion transaction. This discussion is limited to U.S. persons that hold our common stock as capital assets. Except as otherwise stated herein, no ruling has been or will be sought from the IRS regarding any matter discussed herein. Our counsel has not rendered any legal opinion regarding any tax consequences relating to us or an investment in us. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below. HOLDERS OF OUR COMMON STOCK AND WARRANTS ON THE TRIGGER DATE SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL INCOME TAX CONSEQUENCES OF THE RIGHTS OFFERING THAT ARE RELEVANT TO THEIR PARTICULAR SITUATIONS, AS WELL AS THE EFFECTS OF STATE, LOCAL AND NON-U.S. TAX LAWS.

     For purposes of this discussion, a U.S. person means any one of the following:

     - a citizen or resident of the United States;

     - a partnership, corporation or other entity created or organized in or under the laws of the United States or of any political subdivision thereof;

     - a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

     - an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

ISSUANCE OF WARRANTS, BASIS AND HOLDING PERIOD

     Holders of our common stock on the trigger date will not recognize taxable income in connection with the receipt of the warrants pursuant to the rights offering, provided that the distribution does not have the result of causing some holders of our stock or warrants to receive an increase in their proportionate interest in our assets or our earnings and profits and other holders of our stock or warrants to receive cash or property. The distribution of the warrants in the rights offering should not have the effect of causing some holders of our stock or warrants to receive an increase in their proportionate interest in our assets or our earnings and profits and other holders of our stock or warrants to receive cash or property. Therefore, no income should be recognized by any record date holders of our common stock in connection with the issuance of the warrants pursuant to the rights offering.

     Except as provided in the following sentence, the basis of the warrants received by a holder with respect to such holder's common stock will be zero. If either (i) the fair market value of the warrants on the trigger date is 15% or more of the fair market value (on the trigger date) of the common stock with respect to which the warrants are received, or (ii) the holder elects, on the holder's federal income tax return for the taxable year in which the warrants are received, to allocate part of the basis of the common stock with respect to which the warrants are received to the warrants, then upon exercise of the warrants, the holder's basis in such common stock will be allocated between the common stock and the warrants in proportion to the fair market values of each on the trigger date.

     The holding period of the warrants received in the rights offering will include the holder's holding period for the common stock with respect to which the warrants were issued.

EXPIRATION OF THE WARRANTS

     Holders who receive warrants in the rights offering with respect to their common stock and who allow such warrants to expire unexercised will not recognize any gain or loss, and no adjustment will be made to the basis of the holder's common stock.

EXERCISE OF THE WARRANTS, BASIS AND HOLDING PERIOD OF ACQUIRED SHARES

     No gain or loss is recognized by a holder upon the exercise of the warrants received in the rights offering with respect to the holder's common stock (except with respect to cash received in lieu of fractional shares). The basis of each common share acquired through exercise of the warrants will be equal to the sum of the exercise price paid and the basis, if any, of the warrants. The holding period for the common stock acquired through exercise of the warrants received in the rights offering will begin on the date of the closing of the rights offering.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Generally, we must report annually to the IRS and to each holder the amount, if any, of the dividends paid on our stock and the amount of tax, if any, that we withheld on such distribution. Under current U.S. Treasury Regulations, U.S. information reporting requirements and backup withholding tax will generally apply to dividends and to gross proceeds of a sale or other taxable disposition of our stock received by a holder of our stock unless such holder furnishes a correct taxpayer identification number and provides other certification or is otherwise exempt from backup withholding.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the holder's U.S. federal income tax liability if certain required information is furnished to the IRS.

SECTION 382 AND LIMITATIONS ON USE OF LOSSES BY US

     We currently have NOLs estimated to be approximately $745 million for Federal income tax purposes, which will expire in various amounts, if not used, between December 31, 2002 and December 31, 2019. Some or all of this NOL may be available to offset our future taxable income, if any, but the continued availability of our NOL is subject to the rules of Section 382 of the Code.
Section 382 generally restricts the use of an NOL after an "ownership change" (generally a more than 50% increase in stock ownership, measured by value, during a 3-year testing period by "5% stockholders"). In the event of an ownership change, the amount of our NOL that could be utilized in any taxable year would be generally limited to the product of the value of our stock on the date of the ownership change, multiplied by the long-term tax-exempt rate, which is a measure of interest rates on long-term tax-exempt bonds.

     While the rights offering may result in a substantial increase in the ownership of our stock by 5% stockholders, we believe that it will not result in an ownership change. The rights offering has been structured in accordance with a private letter ruling that we received from the IRS relating to the tax treatment under Section 382 of the Code of certain aspects of the rights offering. In addition, our certificate of incorporation contains restrictions on the transfer and acquisition of our shares, which were designed to prevent an involuntary ownership change (although such restrictions can not prevent an involuntary ownership change in all circumstances). The rights offering also contains certain other provisions which will be applied in conjunction with the restrictions in our certificate of incorporation to provide us with a means to enforce such restrictions with regard to the exercise of the warrants issued in the rights offering. See "The Rights Offering -- Certificate of Incorporation Restrictions; Escrow Protection Mechanics." We cannot be certain, however, that these restrictions will prevent a transaction that is outside of our control from triggering an ownership change.

                                    EXPERTS

     KPMG LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, as set forth in their reports, which are incorporated by reference in this prospectus supplement, the related prospectus and elsewhere in the related registration statement. Our financial statements are incorporated by reference in reliance on KPMG LLP's reports, given on their authority as experts in accounting and auditing.

PROSPECTUS

                       70 MILLION SHARES OF COMMON STOCK
                       ISSUABLE UPON EXERCISE OF WARRANTS

     We are offering up to 70 million shares of common stock issuable by us upon exercise of non-transferable warrants to be issued to our stockholders. We have not yet determined the terms of the warrants or the date of their issuance to our stockholders. The warrants will be represented by our common stock certificates and will not be separately tradeable. The exercise price for each series of warrants and other terms will be included in a prospectus supplement. This prospectus may not be used to consummate any sales of common stock unless accompanied by a prospectus supplement.

     Our common stock is traded on the American Stock Exchange under the symbol "DHC". On May 1, 2001, the closing price of our common stock was $4.00 per share.

     This investment involves risk. See "Risk Factors" beginning on page 1. You should read this prospectus carefully before you invest.

     IN ORDER TO AVOID AN "OWNERSHIP CHANGE" FOR FEDERAL TAX PURPOSES, OUR CERTIFICATE OF INCORPORATION PROHIBITS ANY PERSON FROM BECOMING A BENEFICIAL OWNER OF 5% OR MORE OF OUR OUTSTANDING COMMON STOCK, EXCEPT UNDER LIMITED CIRCUMSTANCES. CONSEQUENTLY, THERE ARE LIMITATIONS ON THE EXERCISE OF WARRANTS DESCRIBED IN THIS PROSPECTUS.

     The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                  The date of this prospectus is May 2, 2001.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Risk Factors................................................    1
Danielson Holding Corporation...............................    3
Where You Can Find More Information.........................    3
Forward-Looking Statements..................................    4
Use of Proceeds.............................................    5
Price Range of Common Stock.................................    5
Description of Common Stock.................................    6
Description of Warrants.....................................    8
Plan of Distribution........................................   10
Legal Matters...............................................   10
Experts.....................................................   10

                                  RISK FACTORS

     Before purchasing the shares offered by this prospectus, you should carefully consider the risks described below, in addition to the other information presented in this prospectus or incorporated by reference into this prospectus. Some or all of the following risks could cause us to lose business or market share which would decrease our revenue and adversely affect our results of operations. If these events were to occur, the trading price of our common stock could decline and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

     ALTHOUGH WE CURRENTLY RELY ON CASH AND SHORT TERM INVESTMENTS TO MEET OUR LIQUIDITY NEEDS, WE MAY EXPERIENCE LIQUIDITY CONSTRAINTS IN THE FUTURE WHICH COULD RESTRAIN OUR GROWTH OR REDUCE PROFITABILITY. Historically, we have not experienced major liquidity constraints, but, as discussed below, revenues are affected by numerous factors and a decrease in those revenues can create cash flow issues. In such event, we may rely on dividends and tax sharing payments from our subsidiaries. These dividends and tax sharing payments may not be available because, among other things:

     - In some cases, our subsidiaries must first receive regulatory approval before paying us dividends.

     - There are business and regulatory considerations that affect our subsidiaries, including the impact of dividends on surplus which could affect a subsidiary's insurance ratings, its competitive position, the amount of premiums that it can write and its risk-based capital requirements.

     - There may be a prolonged material decline in an insurance subsidiary's profits or materially adverse insurance regulatory developments.

     OUR BUSINESS PLAN IS TO CONTINUE TO GROW BUT OUR LIMITED FINANCIAL RESOURCES AND THE CONSTRAINTS ON OUR ABILITY TO ISSUE ADDITIONAL STOCK MAY IMPEDE OUR GROWTH. Although we have sought to grow through entering into strategic partnerships or making acquisitions, we have limited financial resources. Our limited financial resources and constraints on our ability to issue additional stock or otherwise raise capital to finance transactions may prevent us from successfully consummating any future transactions. Due to our limited financial resources and constraints on our ability to raise capital, we have been unable to participate in larger transactions in the past, and believe that our financial constraints will continue to govern the types of transactions we are able to entertain and consummate.

     OUR INSURANCE BUSINESS IS AFFECTED BY MANY FACTORS OUTSIDE OF OUR CONTROL SUCH AS WEATHER CONDITIONS AND ECONOMIC ACTIVITY THAT COULD REDUCE DEMAND FOR OUR PRODUCTS OR CAUSE INCREASES IN CLAIMS. Our business is concentrated primarily in the Western United States. If this area experiences an economic downturn, there could be fewer car sales, less demand for automobile insurance and lower policy amounts in addition to increased workers' compensation claims. Severe adverse weather conditions could also adversely affect our business. These factors, together with competitive pricing, could result in increases in our loss ratios and fluctuations in our underwriting results and net income.

     WE ARE SUBJECT TO INSURANCE LAWS AND REGULATIONS WHICH COULD RESTRICT OUR OPERATIONS AND REDUCE OUR FINANCIAL FLEXIBILITY. The states in which we transact business have passed insurance laws and regulations. The agencies established pursuant to these state laws have broad administrative and supervisory powers which can impact our insurance business including:

     - the granting and revocation of licenses to transact insurance business

     - regulation of trade practices

     - establishment of guaranty associations

     - licensing of agents

     - approval of policy forms

     - premium rate filing requirements

     - reserve requirements

     - the form and content of required regulatory financial statements

     - periodic examinations of insurers' records

     - capital and surplus requirements and the maximum concentrations of certain classes of investments

     These laws, in general, also require approval of the particular insurance regulators prior to certain actions by the insurance companies, including the payment of dividends in excess of statutory limitations and certain transactions and continuing service arrangements with affiliates. The laws of most states provide for the filing of premium rate schedules and other information with the insurance commissioner of a particular state, either directly or through rating organizations. The insurance commissioner of each state generally has powers to disapprove such filings or make changes to the rates if they are found to be excessive, inadequate or unfairly discriminatory. The determination of rates is based on various factors, including loss and loss adjustment expense experience. The failure to obtain, or delay in obtaining, the required approvals could result in a decline in revenues of our insurance subsidiaries. We are also required by insurance regulators to maintain certain minimum amounts of capital.

     WE FACE INTENSE COMPETITION IN THE INSURANCE BUSINESS THAT COULD IMPAIR OUR ABILITY TO GROW AND ACHIEVE PROFITABILITY. We compete both with large national writers and with smaller regional companies in each state in which we operate. Some of these competitors are larger and have greater financial resources than us. Some of these competitors in the workers' compensation line of business have, from time to time, decreased their prices significantly to gain market share. Our ability to grow depends on our ability to expand in the states in which we already do business and to expand into other states where our competitors operate.

     IF CURRENTLY ESTABLISHED PROVISIONS FOR UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES ("LAE") PROVE INADEQUATE IN LIGHT OF SUBSEQUENT ACTUAL EXPERIENCE, IT WILL BE NECESSARY TO INCREASE PROVISIONS FOR UNPAID LOSSES. We are required to estimate liability for losses and LAE. Our insurance subsidiaries establish provisions to cover their estimated liability for losses and LAE with respect to both reported and unreported claims as of the end of each accounting period. By their nature, these provisions for unpaid losses and LAE do not represent an exact calculation of liabilities. Rather, they are estimates involving management's projections as to the ultimate settlement and administration of claims. These expectations are, in turn, based on, among other things:

     - facts and circumstances known at the time

     - predictions of future events

     - estimates of future trends in the severity and frequency of claims

     - judicial theories of liability

     - inflation

     Our insurance subsidiaries regularly review their respective reserve techniques and reserve positions and believe that adequate provision has been made for their respective unpaid losses and LAE. We cannot ensure that currently established provisions for unpaid losses and LAE will prove adequate in light of subsequent actual experience. Future earnings could be adversely impacted should future loss development require increases in provisions for unpaid losses and LAE previously established for prior periods.

     WE CANNOT BE CERTAIN THAT THE NET OPERATING LOSS CARRYFORWARDS ("NOL") WILL CONTINUE TO BE AVAILABLE TO OFFSET OUR TAX LIABILITY. We currently have an NOL estimated to be approximately $899 million for federal income tax purposes. The NOL will expire in various amounts beginning on December 31, 2001 through December 31, 2019, if it is not used. The Internal Revenue Service ("IRS") has not audited any of our tax returns for the years in which the losses giving rise to the NOL were reported nor has it otherwise challenged our use of the NOL carryforwards. If we were to undergo an "ownership change" as such term is used in Section 382 of the Internal Revenue Code, the use of our NOL would be severely limited. We will be treated as having had an "ownership change" if there is a more than 50% increase in stock ownership during a 3-year

"testing period" by "5% stockholders". For this purpose, stock ownership is measured by value, and does not include so-called "straight preferred" stock.

     Our Certificate of Incorporation contains stock transfer restrictions which were designed to help us preserve the NOL by avoiding an ownership change. The transfer restrictions were implemented in 1990, and we expect that they will remain in-force as long as the NOL is available to us. We cannot be certain, however, that these restrictions will prevent an ownership change.

RISKS RELATED TO THIS OFFERING

     IF THE EXERCISE OF YOUR WARRANTS WOULD RESULT IN THE RISK OF YOUR BECOMING A 5% STOCKHOLDER, WE HAVE THE RIGHT TO LIMIT THE EXERCISE OF THESE
WARRANTS. Our common stock is subject to transfer restrictions which forbid any stockholder from becoming a 5% stockholder. If the exercise of your warrants would result in a risk of your becoming a 5% stockholder, your exercise may be automatically reduced so that your common stock ownership would be less than 5%. We may also limit the exercise of warrants by holders who possess 5% or more of our outstanding common stock.

     IF A STOCKHOLDER EXERCISES A WARRANT, THEY WILL NOT BE ABLE TO SELL OR TRANSFER THEIR COMMON STOCK UNTIL IT IS RETURNED TO THEM AFTER THE EXPIRATION DATE. In order to exercise warrants, stockholders will be required to deliver to the warrant agent the common stock certificates representing the warrants to be exercised. The warrant agent will hold this common stock in escrow for the stockholders. Following the expiration date, the Warrant Agent will return the common stock held in escrow to the stockholders.

     PROVISIONS IN OUR CERTIFICATE OF INCORPORATION THAT LIMIT OWNERSHIP AND TRANSFERABILITY OF OUR STOCK MAY ENTRENCH CURRENT MANAGEMENT AND THE CURRENT STOCKHOLDERS. We are required to issue, in our name, as escrow agent, certificates representing shares of common stock that are beneficially owned by holders of 5% or more of our stock. In addition, when we receive the written request from a 5% stockholder to transfer their shares, we may refuse such request upon the advice of our tax counsel that such transfer would create an unreasonable risk of an "ownership change". In no circumstances may anyone acquire 5% or more of our stock without our consent.

     THE MARKET FOR OUR SHARES HAS BEEN HISTORICALLY ILLIQUID WHICH MAY AFFECT YOUR ABILITY TO SELL YOUR SHARES. The volume of trading in our stock has historically been low. Having a market for shares without substantial liquidity can adversely affect the price of the stock at a time an investor might want to sell his shares.

                         DANIELSON HOLDING CORPORATION

     We are a holding company incorporated in Delaware. We offer a variety of insurance products through our subsidiaries. Our largest subsidiary is National American Insurance Company of California ("NAICC"). NAICC and its subsidiaries write workers' compensation, non-standard private passenger and commercial automobile insurance in the Western United States, primarily California. We believe that through NAICC we can achieve underwriting success through refinement of various risk profiles. This helps us divide the non-standard market into more defined segments, which enables us to price our products more precisely.

     We are seeking to build stockholder value while maintaining a strong capital structure. We are also seeking to grow by developing business partnerships and making strategic acquisitions, including acquisitions that will both complement our existing operations and enable us to earn an attractive return on our investment.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the Commission at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Our Commission filings are also available to the public at the Commission's web site at http://www.sec.gov.

     The common shares are traded on the American Stock Exchange. Material filed by us can be inspected at the offices of the American Stock Exchange at 86 Trinity Place, New York, NY 10006.

     The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act prior to the termination of the offerings described in this prospectus:

     1. Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (SEC file number 001-06732 and filing date of March 30, 2001);

     You may request a copy of these filings, at no cost, by writing or telephoning as follows: Danielson Holding Corporation, 767 Third Avenue, New York, New York, 10017 (212) 888-0347.

     This prospectus is part of a registration statement on Form S-3 we filed with the SEC under the Securities Act. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                           FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by us. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and variations of these words or similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially from those expressed or forecasted in any forward-looking statements as a result of a variety of factors, including those set forth in "Risk Factors" above and elsewhere in, or incorporated by reference into, this prospectus. We have no intention to update any forward-looking statements except and to the extent required by law.

                                USE OF PROCEEDS

     The net proceeds to be received from the exercise of the warrants will be used to fund acquisitions and for general corporate purposes, including working capital.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is traded on the American Stock Exchange under the symbol "DHC." The following table sets forth, for the periods indicated, the range of high and low bid prices for our common stock as reported on the American Stock Exchange.

                                                              HIGH         LOW         CLOSE
                                                              ----         ---         -----
1997:
  First Quarter.............................................  $14          $4 7/8       $6 7/8
  Second Quarter............................................    8 1/2       6 3/8        7 7/8
  Third Quarter.............................................    9           8            9
  Fourth Quarter............................................    9 5/8       6 3/4        7 1/4
1998:
  First Quarter.............................................    8 1/8       7 3/16       7 1/2
  Second Quarter............................................    8           7            7 3/8
  Third Quarter.............................................    7 1/2       3 5/8        4 3/8
  Fourth Quarter............................................    4 3/8       3            3 9/16
1999:
  First Quarter.............................................    4 5/8       2 7/8        2 7/8
  Second Quarter............................................    5 3/4       2 7/8        5 3/8
  Third Quarter.............................................    7 1/2       5 1/4        5 5/8
  Fourth Quarter............................................    6 1/8       4 5/8        5 3/4
2000:
  First Quarter.............................................    7 3/8       4 3/4        6 3/8
  Second Quarter............................................    6 1/4       4 1/4        4 7/8
  Third Quarter.............................................    5           3 7/8        4 1/8
  Fourth Quarter............................................    4 9/16      3 9/16       4 9/16
2001:
  First Quarter.............................................    5           3 7/8        4 3/5

     On May 1, 2001, the reported last sales price of the common stock was $4.00 per share.

                          DESCRIPTION OF COMMON STOCK

     We are authorized to issue 110,000,000 shares of capital stock. The number of shares of common stock authorized is 100,000,000 with each share having a par value of $.10.

VOTING RIGHTS

     Each holder of an outstanding share of our common stock is entitled to cast one vote for each share registered. Any consolidation or merger pursuant to which shares of our common stock would be converted into or exchanged for any securities or other consideration, would require the affirmative vote of a majority of the outstanding shares of the common stock holders.

DIVIDENDS

     Subject to the rights and preferences of any outstanding preferred stock, we will award dividends on common stock payable out of our funds if and when our board of directors declares them. However, we will not pay any dividend, set aside payment for dividends, or distribute on common stock unless:

     - we have paid or set apart all accrued and unpaid dividends for the preferred stock and any stock ranking on its parity; and

     - we have set apart sufficient funds for the payment of the dividends for the current dividend period with respect to the preferred stock and any of the stock ranking on its parity.

RIGHTS IN LIQUIDATION

     Upon our liquidation, dissolution or winding up, all holders of our common stock are entitled to share ratably in any assets available for distribution to holders of our common stock, after payment of any preferential amounts due to the holders of any series of our preferred stock.

PREEMPTIVE RIGHTS

     Shares of our common stock do not entitle a stockholder to any preemptive rights to purchase additional shares of our common stock.

TRANSFER RESTRICTIONS

     Our common stock is subject to the following transfer restrictions: No holder of 5% or more of our common stock, including any holder who proposes to acquire common stock which would result in that holder owning 5% or more of our common stock, may purchase or receive additional shares of our common stock, or sell or transfer any of our shares of common stock, without our determining that the transaction will not result in, or create an unreasonable risk of, an "ownership change" within the meaning of Section 382(g) of the Internal Revenue Code, or any similar provisions relating to preservation of the NOL. This 5% limitation on ownership of stock may preserve effective control of the Company by our principal stockholders and preserve our board's and management's tenure.

     In order to ensure compliance with this restriction, and to establish a procedure for processing the requests of a 5% stockholder to acquire or transfer common stock, the following provisions apply to all 5% stockholders:

     Delivery of Shares and Escrow Receipts. We will issue all shares of common stock of a 5% stockholder in the name of "Danielson Holding Corporation, as Escrow Agent" and we will hold them in escrow. In lieu of certificates reflecting ownership of the escrowed common stock, we will issue the 5% stockholders an escrow receipt reflecting their beneficial ownership of common stock and recording ownership of the escrowed stock. Escrow receipts are non-transferable. The 5% stockholders retain full voting and dividend rights for all escrowed stock.

     Duration of our Holding the Escrowed Stock. As escrow agent, we hold all shares of escrowed stock until the termination of the escrow account. If a 5% stockholder desires to transfer escrowed stock to a non-5% stockholder, we will hold all shares of escrowed stock until we receive a favorable opinion from our tax counsel that the transfer may be made without resulting in an ownership change under the tax law.

     Acquisitions and Transfers. We will treat all requests by 5% stockholders to acquire or transfer escrowed stock on a "first to request, first to receive" basis. All requests must be in writing and delivered to us at our principal executive office, attention General Counsel, by registered mail, return receipt requested, or by hand. In the event that we are unable to conclude that a requested acquisition or transfer can be made without an ownership change under the tax law, then:

     - we will advise the requesting party in writing; and

     - we will approve any subsequent request by other 5% stockholders of a type that we had previously denied only after we give all previously denied requests (in the order denied) the opportunity to complete the previously desired transaction. In addition, we may approve any requested transaction in any order of receipt if, in our business judgment, the transaction is in our best interests.

     Termination of the Stock Escrow Account. The stock escrow will terminate upon the first to occur of the following:

     - we conclude that the restrictions are no longer necessary in order to avoid a loss of the NOL;

     - the NOL is no longer available to us; or

     - our board concludes, in its business judgment, that preservation of the NOL is no longer in our interest.

Upon termination of the stock escrow, each 5% stockholder will receive a notice that the stock escrow has been terminated and will receive a common stock certificate evidencing ownership of the previously escrowed stock.

     Release of the Company. Our certificate of incorporation provides that we are held harmless and released from any liability to 5% stockholders arising from our actions as escrow agent, except for liabilities arising from our intentional misconduct. In performing our duties we are entitled to rely upon the written advice of our tax counsel and our other experts. In the event that we require further advice regarding our role as escrow agent, we may deposit the escrowed stock at issue with a court of competent jurisdiction and make further transfers in a manner consistent with the rulings of the court.

                            DESCRIPTION OF WARRANTS

GENERAL

     We will issue warrants to all of our stockholders, and the warrants issued will not be separately transferable from the common stock. The warrants will have such terms, including exercise price and exercise period and number of shares issuable upon exercise of warrants, as we determine immediately prior to our issuance of a press release announcing the terms of the warrants. Once warrants are issued, we will issue them in several series, which will attach to all shares of common stock then outstanding or subsequently issued.

EXERCISE PRICE AND TERMS

     Until we give notice that warrants of a particular series may be exercised (the "Trigger Date"), no warrant of that series will be exercisable. We will file a prospectus supplement which will provide the exercise price and the expiration date of the warrant and the number of shares of our common stock issuable upon exercise of each warrant. The expiration date will be no less than 14 business days after a Trigger Date.

     We will make a determination as to the exercise price for each series of warrants immediately prior to the Trigger Date for that series. At this time, we anticipate that the exercise price will be at some discount from the then current market price for the securities. In making the determination of the size of this discount, we will consider the stock's trading price immediately before the trigger date, the stock's recent and past historical price, and the level of discount necessary to create the desired level of participation. In addition, we will consider the purposes to which the proceeds of the offering are anticipated to go. In fact, we reserve the right to set any appropriate exercise price given our needs and the purposes of the offering. Both those needs and the purposes will be discussed further in the prospectus supplement that will be filed with the exercise price and the expiration date of the warrant. Also, it should be noted that the exercise price for each series of warrants will be separately determined and may include different initial prices and discount levels.

     The warrants will not be separately certificated and will be represented by the certificates for our common stock. In order to exercise warrants, we will require stockholders to deliver to the warrant agent the common stock certificates representing the warrants to be exercised. The warrant agent will hold this common stock in escrow for the stockholders. Following the expiration date, the warrant agent will return the common stock held in escrow to the stockholders. Because of this, if a stockholder exercises a warrant, the stockholder will not be able to sell or transfer their common stock until the warrant agent returns their common stock after the expiration date. We will not issue any new common stock between the Trigger Date and the expiration date of any series of warrants.

ADJUSTMENT OF SHARES ISSUABLE UPON EXERCISE OF WARRANTS

     We are not required to issue fractional shares of common stock upon exercise of the warrants. Instead of issuing fractional shares, we will pay a cash amount equal to the product of (A) the fraction of a share of common stock multiplied by (B) the difference between the current market price of a share of common stock and the exercise price.

MODIFICATION OF THE WARRANT

     We may amend the terms of a series of warrants prior to the Trigger Date for those series of warrants, without the approval of any of the warrantholders. With respect to a series of warrants where the Trigger Date has occurred, we may amend the terms of those warrants only to cure an ambiguity or correct or supplement a provision which may be defective or inconsistent with other provisions. We may also add provisions relating to questions or matters which arise, additions which we and the warrant agent deem necessary or desirable and which will not adversely affect the interests of the warrantholders.

TRANSFER RESTRICTIONS

     The warrant agent will hold the exercise price for all warrants that have been exercised in a separate escrow account. We will inform the warrant agent and will issue a press release indicating the number of warrants exercised and the number of shares of common stock outstanding after giving effect to the exercises. We will also request that stockholders provide us with information to allow us to determine if, as a result of the exercise of warrants, there would be a risk that any stockholder would become a 5% stockholder in our Company. If any person would be at risk of becoming a 5% stockholder as a result of his exercise of warrants, we may in our sole discretion reduce the number of warrants exercised by that person so that the stockholder does not become a 5% stockholder. In addition, we may limit the exercise of warrants by 5% stockholders and we will give reasonable notice to those holders of such limitations.

     We will notify the warrant agent of the number of shares of common stock to be issued upon exercise of the warrants. Then, the warrant agent will deliver to us the exercise price for the exercised warrants and we will issue and deliver without delay certificates for the number of full shares issuable upon the exercise of the warrants, together with any cash for fractional shares.

     If our board of directors determines that the exercise of the warrants would cause an unreasonable risk of an ownership change or an unintentional result on the ownership change percentage, the board may terminate the warrants and refund the entire exercise price.

                              PLAN OF DISTRIBUTION

     The common stock covered by this prospectus will be issued upon exercise of the warrants described above.

                                 LEGAL MATTERS

     Certain legal matters in connection with the sale of the shares of common stock upon exercise of the warrants will be passed upon by Skadden, Arps, Slate, Meagher & Flom LLP.

                                    EXPERTS

     KPMG LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on KPMG LLP's reports, given on their authority as experts in accounting and auditing.